QuickLinks -- Click here to rapidly navigate through this document

As confidentially submitted to the Securities and Exchange Commission on July 10, 2013

Securities Act File No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TriplePoint Venture Growth BDC Corp.
(Exact Name of Registrant as Specified in Charter)

c/o TriplePoint Capital LLC
2755 Sand Hill Road, Suite 150, Menlo Park, California 94025
(Address of Principal Executive Offices)

(650) 854-2090
(Registrant's Telephone Number, Including Area Code)

James P. Labe
Chief Executive Officer and Chairman
2755 Sand Hill Road, Suite 150, Menlo Park, California 94025
(Name and Address of Agent for Service)

COPIES TO:
Andrew S. Epstein, Esq. Clifford R. Cone, Esq. Clifford Chance US LLP 31 West 52nd Street New York, NY 10019 Tel: (212) 878-8000 Fax: (212) 878-8375	Steven B. Boehm, Esq. John J. Mahon, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593

Approximate date of proposed public offering:
As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.    ☐

        It is proposed that this filing will become effective (check appropriate box):

        ☐    when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$	$

(1)
Includes the underwriters' option to purchase additional shares.

(2)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated            , 2013

PRELIMINARY PROSPECTUS

         SHARES

Common stock

         TriplePoint Venture Growth BDC Corp. is an externally managed, closed-end, non-diversified management investment company that intends to elect to be regulated as a business development company under the Investment Company Act of 1940, as amended. We also intend to elect to be treated, and intend to qualify annually thereafter, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes beginning with our first taxable year ending December 31, 2013. We were formed to expand the venture growth stage business segment of TriplePoint Capital LLC's platform, or our "Sponsor," and will be the primary vehicle through which our Sponsor focuses its venture growth stage financing efforts. Our investment objective is to maximize our total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation by primarily lending to venture growth stage companies focused in technology, life sciences and other high growth industries backed by venture capital investors.

         Our investment activities will be managed by TPVG Advisers LLC which, prior to the completion of this offering, intends to register as an investment adviser under the Investment Advisers Act of 1940, as amended, and is a wholly owned subsidiary of our Sponsor. Concurrently with this offering, we expect to sell to certain purchasers, including persons and/or entities associated with our Sponsor,            shares of our common stock in a private placement at a purchase price per share equal to the price per share of our initial public offering.

         This is the initial public offering of our shares of common stock. All of the      shares of common stock offered by this prospectus are being sold by us.

         Our shares of common stock have no history of public trading. We currently expect that the initial public offering price per share will be $      per share. We intend to apply to have our common stock listed on      under the symbol "TPVG." Assuming an initial offering price per share of $      , purchasers of shares of common stock in this offering will experience immediate dilution of approximately $      per share. See "Dilution." Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in this offering.

         We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, as amended, and will be subject to reduced public company reporting requirements.

         Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of the material risks of investing in our common stock in "Risk Factors" beginning on page 23 of this prospectus.

         This prospectus contains important information you should know before investing in our common stock. Please read it before you invest and keep it for future reference. Upon completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the "SEC." The SEC also maintains a website at http://www.sec.gov that contains such information. This information will also be available free of charge by contacting us at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025, Attention: Investor Relations, or by calling us collect at (650) 854-2090 or on our website at            . Information contained on our website is not incorporated by reference into this prospectus and you should not consider that information to be part of this prospectus.

	Per share	Total

Public offering price	$	$

Sales load (underwriting discounts and commissions)	$	$

Proceeds to us, before expenses(1)	$	$

(1)
We estimate that we will incur offering expenses of approximately $            , or approximately $            per share, in connection with this offering.

         We have granted the underwriters a 30-day option to purchase up to an additional            shares of our common stock at the public offering price, less the sales load. If the underwriters exercise this option in full, the total sales load will be $            and the total proceeds to us, before expenses, will be $             million.

         Neither the SEC nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the shares to purchasers on or before                , 2013.

Morgan Stanley	Wells Fargo Securities	Goldman, Sachs & Co.	Credit Suisse

The date of this prospectus is            , 2013

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date. We will update these documents to reflect material changes to the extent required by law.

        Through and including            , 2013 (25 days after the date of the prospectus), U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        This prospectus summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the more detailed information set forth under "Risk Factors" and the other information included in this prospectus carefully.

        Except as otherwise indicated in this prospectus, the terms:

  •
  "we," "us" and "our" refer to TriplePoint Venture Growth BDC Corp., a Maryland corporation;

  •
  "Adviser" refers to TPVG Advisers LLC, a Delaware limited liability company, our investment adviser and a wholly owned subsidiary of our Sponsor;

  •
  "Administrator" refers to            , a            , our administrator and             ; and

  •
  "Sponsor" refers to TriplePoint Capital LLC, a Delaware limited liability company.

Overview

        We are an externally managed, closed-end, non-diversified management investment company that intends to elect to be regulated as a business development company, or "BDC," under the Investment Company Act of 1940, as amended, or the "1940 Act." We also intend to elect to be treated, and intend to qualify annually thereafter, as a regulated investment company, or "RIC," under Subchapter M of the Internal Revenue Code of 1986, as amended, or the "Code," for U.S. federal income tax purposes beginning with our first taxable year ending December 31, 2013. We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, as amended, or the "JOBS Act." For so long as we remain an emerging growth company under the JOBS Act, we will be subject to reduced public company reporting requirements.

        We were formed to expand the venture growth stage business segment of our Sponsor's platform and will be the primary vehicle through which our Sponsor focuses its venture growth stage financing efforts. Our investment objective is to maximize our total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation by primarily lending to venture growth stage companies focused in technology, life sciences and other high growth industries backed by venture capital investors.

        We categorize venture capital-backed companies into the following five lifecycle stages of development: seed, early, later, venture growth and public. For additional information on how we define each market stage, see "Business—Market Opportunity." We believe that our focus on lending to venture growth stage companies will enable us to generate current income with a lower risk of loss, along with the potential for more consistent capital gains, due to their revenue profile, product validation, customer traction, intellectual property, enterprise value, financial condition and equity capital base. Additionally, we believe that the credit performance of our venture growth stage companies and the returns associated with lending to these companies will be enhanced through our Adviser's focus on originating investments primarily through our Sponsor's preferred group of top tier venture capital investors. We believe these venture capital investors generally (i) have superior selection processes and access to quality investment opportunities; (ii) identify and back experienced entrepreneurs with high potential for success; (iii) invest in companies with innovative and proprietary technology that will expand existing or create new market segments; (iv) assist in building and growing these companies into industry leading enterprises; (v) support their companies through continued economic support or by assisting them in raising additional funds from new equity investors; (vi) encourage their companies to opportunistically and prudently utilize debt financing; and (vii) generate strong returns from acquisitions and initial public offerings of their companies. Therefore, we believe our Sponsor's preferred group of top tier venture capital investors has a better ability to raise additional funds which will drive more future debt financing opportunities to us. Since             ,

these venture capital investors have successfully raised an aggregate of more than $             billion in capital commitments.

        We will originate and invest primarily in venture growth stage companies with first-lien, second-lien, mezzanine and equipment-secured debt financings, collectively "secured loans," together with, in many cases, attached equity "kickers" in the form of warrants, and direct equity investments. We expect to seek an unlevered yield-to-maturity on our secured loans generally ranging from 10% to 18% and potentially higher in the event we experience realizations from warrants. We believe these investments will provide us with a stable, fixed-income revenue stream along with the potential upside for equity-like gains. Additionally, we believe the potential return profile of our investments is distinct compared with the profile sought by more traditional lenders because it provides us the ability to invest alongside leading venture capital investors in companies focused in technology, life sciences and other high growth industries without increased risk. In addition, the venture growth stage loan market presents a compelling growth channel for us because it has high barriers to entry and is underserved by both traditional lenders and existing debt financing providers.

        Prior to the closing of this offering, we intend to acquire a select portfolio of investments in venture growth stage companies originated by our Sponsor through its existing investment vehicle, TPC Venture Growth Partners 1 LLC, or "TPC 1." We refer to this portfolio of investments as our "Initial Portfolio." For additional information on our Initial Portfolio, see "Business—Our Initial Portfolio." The valuation of our Initial Portfolio will be conducted by our board of directors, or our "Board," in consultation with our Adviser. See "Discussion of Management's Expected Operating Plans—Critical Accounting Policies—Valuation of Investments." As of            , 2013, all of these investments had our Sponsor's top two internal risk ratings of Clear (1) or White (2). For information regarding our Adviser's internal risk-rating methodology, see "Business—Investment Monitoring and Portfolio Management."

Our Sponsor

        Our Sponsor, TriplePoint Capital LLC, is widely recognized as a leading global financing provider devoted to serving venture capital-backed companies with debt financing, equity capital and complementary services throughout their lifespan. Our Sponsor is located on Sand Hill Road in Silicon Valley and has a primary focus in technology, life sciences and other high growth industries. Our Sponsor's portfolio of venture capital-backed companies included and/or includes widely recognized and industry-leading companies, including, among others, Facebook, YouTube, Chegg, Gilt Groupe, Silver Spring Networks, Bloom Energy, Hayneedle, Shazam, Proteolix, Oncomed, Splunk, Ruckus, Square, Segway and Workday. For information regarding our Sponsor, see "Business—Our Sponsor." Our Adviser has entered into a staffing agreement with our Sponsor, or the "Staffing Agreement," under which our Sponsor will agree to make its investment and portfolio management and monitoring teams available to our Adviser.

        Our Sponsor utilizes a unique, relationship-based lending strategy which targets companies funded by a preferred group of top tier venture capital investors with whom our Sponsor has an established history. Our Sponsor refers to this approach as the "TriplePoint Lifespan Approach." Key elements of the TriplePoint Lifespan Approach include:

  •
  establishing debt financing relationships with select venture capital-backed companies across all five lifecycle stages of development;

  •
  working with our Sponsor's preferred group of top tier venture capital investors to identify debt financing opportunities within their portfolio companies that have proven management teams, strong venture capital investor support, large market opportunities, innovative technology or intellectual property and sufficient cash on hand and equity backing to support a potential debt financing opportunity on attractive risk-adjusted terms;

  •
  developing debt financing relationships as early as possible in a venture capital-backed company's lifecycle in order to have a real-time understanding of the company's capital needs and be in a strategic position to evaluate and capitalize on additional investment opportunities as the company matures; and

  •
  diligently monitoring the progress and ongoing creditworthiness of a borrower.

Senior Investment Team

        Our Adviser's senior investment team is led by our Sponsor's co-founders, James P. Labe and Sajal K. Srivastava, who are highly experienced and disciplined in providing debt financing across all stages of a venture capital-backed company's lifecycle, and have developed long-standing relationships with, and have an established history of investing alongside, premier venture capital investors. Since the launch of our Sponsor's investment platform in 2006, our Adviser's senior investment team has committed approximately $             billion of capital to more than            venture capital-backed companies, generating more than $             million of investment income and $             million of realized warrant and equity gains while incurring less than $             million of credit losses. Of that $             billion of invested capital, approximately $             million of debt financing was invested in            venture growth stage companies similar to those that we intend to target for investment. In addition, our Adviser's senior investment team includes members with extensive experience and background in the technology, life sciences and other high growth industries as well as venture capital, private equity and credit. Our Adviser's senior investment team has an average of more than            years of relevant experience and an extensive network of industry contacts and venture capital relationships. For a further description of our Adviser's senior investment team, see "Portfolio Management—Members of our Adviser's Senior Investment Team."

Our Adviser

        Our investment activities will be managed by our Adviser, which, prior to the completion of this offering, intends to register as an investment adviser under the Investment Advisers Act of 1940, as amended, or the "Advisers Act," and is a wholly owned subsidiary of our Sponsor. Our Adviser will be responsible for sourcing, reviewing and structuring investment opportunities for us, underwriting and diligencing our investments and monitoring our investment portfolio on an ongoing basis. Our Adviser was organized on             , 2013 and, pursuant to an investment advisory agreement we will enter into with our Adviser, or the "Investment Advisory Agreement," we will pay our Adviser a base management fee and an incentive fee for its services. For information regarding our Adviser, see "Fees and Expenses," "Management Agreements—Investment Advisory Agreement" and "Related Party Transactions and Certain Relationships—Investment Advisory Agreement."

Our Administrator

        Our administrative functions will be provided by our Administrator. Our Administrator will be responsible for furnishing us with office facilities and equipment and will provide us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. We will enter into an administration agreement with our Administrator, or the "Administration Agreement," under which we will pay our Administrator an amount equal to our allocable portion (subject to the review of our Board) of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. For information regarding our Administrator, see "Fees and Expenses," "Management Agreements—Administration Agreement" and "Related Party Transactions and Certain Relationships—Administration Agreement."

Formation Transactions

        Shortly prior to the time we elect to be treated as a BDC, we intend to acquire our Initial Portfolio using borrowings under a $             million short-term credit facility with            , or the "Bridge Facility." Upon completion of this offering, we expect to repay the Bridge Facility in full with a portion of the net proceeds from this offering and the $             million of net proceeds we expect to receive in connection with the sale of            shares of our common stock to certain purchasers, including persons and/or entities associated with our Sponsor, in a concurrent private placement transaction at a purchase price per share equal to the price per share of our initial public offering, or the "Concurrent Private Placement."

        The following chart illustrates our expected ownership structure and expected relationship with our Sponsor, Adviser and Administrator upon completion of this offering, the Concurrent Private Placement and the formation transactions:

Our Initial Portfolio

        Our Initial Portfolio includes            secured loans with an aggregate principal amount of $             million. As of            , 2013, all of these investments had our Sponsor's top two internal risk ratings of Clear (1) or White (2). For information regarding our Adviser's internal risk-rating methodology, see "Business—Investment Monitoring and Portfolio Management." We intend to engage an independent third-party valuation firm to assist us in determining the fair value of the investments that comprise our Initial Portfolio. For additional information on our Initial Portfolio, see "Business—Our Initial Portfolio."

        As of            , 2013, the composition of our expected Initial Portfolio was as follows:

        The following table shows the composition of our expected Initial Portfolio as of                    , 2013:

Venture Growth Stage Company	Type of Investment	Industry	Origination Date	Principal Amount	Interest Rate	Maturity Date	Yield-to- Maturity(1)	Warrant Basis	Primary Venture Fund Equity Investor

(1)
We calculate the yield-to-maturity by using the effective interest rate for the debt investment, including the amortization of any upfront and end-of-term payments. Our calculation excludes any actual or expected gains from minority equity or warrant positions we hold in the portfolio company.

Investment Strategy

Overview

        Our investment objective is to maximize our total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation. We expect to achieve our investment objective by relying on a core investment philosophy described as the "Four Rs." The Four Rs stand for:

  •
  Relationships—We expect to develop and maintain deep, longstanding and profitable relationships with our Sponsor's preferred group of top tier venture capital investors, borrowers and entrepreneurs.

  •
  Reputation—We expect to preserve and extend the strong reputation of our Sponsor's brand and franchise when interacting with venture capital investors, borrowers and entrepreneurs and when making both underwriting and investment monitoring decisions.

  •
  References—We expect that direct referrals will be a critical part of our investment origination process. We will strive to make every venture capital investor, borrower and entrepreneur a reference so that they not only work with us again but encourage others to work with us also.

  •
  Returns—We expect that by focusing on relationships, reputation and references, in addition to providing creative and flexible capital, we will be able to generate strong risk-adjusted returns.

Target Venture Growth Stage Companies

        Companies at the venture growth stage have distinct characteristics differentiating them from venture capital-backed companies at other stages in their development lifecycle. Particularly, these companies generally have begun to approach critical mass and now seek to scale operations to build a commanding market position.

        The venture growth stage is generally considered the point in a venture capital-backed company's lifecycle at which the company begins operational and financial preparations for a liquidity event, such as an initial public offering or private sale. We believe that our focus of lending primarily to venture growth stage companies will enable us to generate current income with a lower risk of loss, along with the potential for more consistent equity-like gains, due to their revenue profile, product validation, customer traction, intellectual property, enterprise value, financial condition and equity capital base.

        We believe that the profiles of the venture growth stage companies that we target mitigate our downside risk because these companies have more options to repay our debt financing through:

  •
  cash flow either from achieving the strong and rapid revenue and profitability plans targeted at the time of our underwriting or from reducing growth and associated operating expenses;

  •
  receiving additional cash from new equity investors based on the progress and development made by the company and their outlook for growth or from existing equity investors to avoid them from otherwise losing all of their invested capital given our ability to foreclose on our collateral;

  •
  receiving acquisition offers from strategic or other financials investors or undertaking an initial public offering, given the stage of development of their underlying technology and products; or

  •
  in a worst case scenario, liquidating underlying assets.

Invest with our Sponsor's Preferred Group of Top Tier Venture Capital Investors

        We generally expect to (i) benefit from the relationships developed by our Sponsor as part of its TriplePoint Lifespan Approach and (ii) target investment opportunities from a preferred group of top tier venture capital investors with whom our Adviser's senior investment team has an established history of providing secured loans alongside equity investments made by these venture capital investors. We believe these well-recognized firms have consistently generated strong returns through superior selection processes and access to quality venture capital-backed opportunities. As a result of this strategy, we will be able to focus and narrow our investment sourcing efforts to those investment opportunities provided by top tier venture capital investors with exceptional track records targeting investments in Silicon Valley, Boston, Chicago, Los Angeles, New York City, San Diego, Washington, D.C., the United Kingdom, Israel and other leading venture capital locations. We expect these relationships to serve as an important source of investment opportunity referrals for us. We will work with our preferred group of top tier venture capital investors to identify debt financing opportunities within their portfolio companies that have proven management teams, strong venture capital investor support, large market opportunities, innovative technology or intellectual property, potential for meaningful warrant and/or equity returns and sufficient cash reserves to complement a potential debt financing opportunity. These top tier firms manage over $50 billion of capital and continue to raise additional funds to meet the growing investment opportunities from venture growth stage companies. Since                    , these top tier firms have made over                    venture capital investments, according to Dow Jones VentureSource.

Focus in Technology, Life Sciences and other High Growth Industries

        We generally expect to target technology, life sciences and other high growth industries and further specialize in subsectors within each of these industries including:

  •
  Technology—areas of focus include: communications, networking, wireless communications, electronics, hardware, data storage, semiconductors, information services, internet and media, software, cloud computing, software as a service and other technology related subsectors;

  •
  Life Sciences—areas of focus include: biotechnology, drug delivery, drug discovery, pharmaceuticals, bioinformatics, medical, surgical and therapeutic devices, healthcare services, healthcare information systems and other life science related subsectors; and

  •
  Other High Growth Industries—areas of focus vary depending upon our Adviser's investment strategy.

        Our Adviser will seek to invest in those subsectors where a member of our Sponsor's preferred group of top tier venture capital investors and our Adviser see opportunities for innovation, globalization, demand and other drivers of change create significant business opportunities for venture growth stage companies with cutting edge technology, differentiated value propositions and sustainable competitive advantages. As a result, we believe that companies in these subsectors are more likely to attract significant investment from venture capital investors, private equity firms or strategic partners and are a more attractive candidate for a liquidity event than a company in a non-high growth industries.

Offer Creative Financing Solutions with Attractive Risk-Adjusted Pricing

        Debt financings for venture growth stage companies are extremely diverse with uses of proceeds, repayment structures and value propositions varying considerably among different company types. Our debt financings are customized based on a host of factors, including our review and analysis of each company's management team, business outlook, underlying technology, support from its venture capital investors, products or services, current and future financial profile, intended use of our proceeds and anticipated payback structure, timing of a liquidity event and upside potential. The diversity of debt financing possibilities requires prospective lenders to demonstrate a high degree of expertise, specialization, willingness to provide customized products and flexibility. We believe the members of our Adviser's senior investment team are uniquely situated given their extensive industry background and lending experience in the technology, life sciences and other high growth industries, as well as venture capital, private equity and credit, to analyze, structure and underwrite such debt financings. We believe that we have the ability to appropriately price the investment opportunities we originate based upon the debt structures we employ and the individual risk profiles of our borrowers to generate attractive risk-adjusted returns for us and our stockholders.

Generate Equity Upside over Time through Warrant and Equity Investments

        In connection with our secured loans, we generally expect to receive, at fair value, warrants to acquire preferred or common stock in a venture growth stage company typically at either the same price per share paid by the company's venture capital investors in its last round of equity financing or a recent valuation of the venture growth stage company as determined by a third-party. We expect warrant coverage generally to range from 2% to 10% of the committed loan amount. The warrants we generally expect to obtain typically include a "cashless exercise" provision to allow us to exercise these rights without any additional cash investment. We also expect to generally receive the opportunity to invest equity directly in our venture growth stage companies in their current or next round of private financing. We believe that making equity investments and receiving warrants in venture growth stage companies with exit events on the horizon, such as an initial public offering or private sale, increases the likelihood of equity appreciation and enhanced investment returns.

Utilize a Disciplined Investment Process

        Our Adviser's senior investment team intends to build upon the more than 25 years of experience and expertise of Mr. Labe, one of our Sponsor's co-founders, and the track record developed by our Sponsor since its inception for reviewing prospective borrowers and potential financings, structuring those financings and subsequently monitoring those that are pursued and made, through which our Adviser's senior investment team has succeeded in making profitable investments and minimizing credit losses. Additionally, we believe that the credit performance of our venture growth stage companies and the returns associated with lending to these companies will be enhanced through our Adviser's focus on originating investments primarily through our Sponsor's preferred group of top tier venture capital investors and having a real-time understanding of their support of our prospective and existing borrowers.

Employ Active Portfolio Management Processes

        Our Adviser utilizes an extensive internal credit tracking and monitoring approach to regularly follow a venture growth stage company's actual financial performance and achievement of business-related milestones to ensure that the internal risk rating assigned to each venture growth stage company investment is appropriate. This process has been refined and validated over the more than 25 years of experience of Mr. Labe, one of our Sponsor's co-founders, and the track record developed by our Sponsor since its inception and is based, in part, on their expertise, familiarity and deep understanding of the risk associated with investing in various stages of a venture capital-backed company's lifespan. The analysis focuses on both quantitative metrics, such as cash balance and cash burn, and our Adviser's qualitative assessment in various areas, such as the outlook for the borrower's industry segment, progress of product development, overall adherence to the business plan, financial condition, future growth potential and ability to raise additional equity capital. Our Adviser will maintain regular dialogue and contact with our borrowers' management teams to discuss, among other topics, business progress, cash flow, financial condition and capital structure issues. Our Adviser will also engage in regular dialogue with the venture capital investors in our borrowers to understand and assess the company's progress and development and the venture capital investor's level of support for our borrower and in conjunction with the Four Rs, our core investment philosophy, will determine the appropriate course of action for borrowers on our Credit Watch List.

Market Opportunity

        We believe that the current and near-term market environment is favorable for us to pursue an investment strategy focused primarily in venture growth stage companies in technology, life sciences and other high growth industries, with a primary focus on companies that have received investment capital from our Sponsor's preferred group of top tier venture capital investors. Our Sponsor has an established history of investing in companies in which these top tier venture capital investors have previously invested.

        Stages of Venture Capital-backed Companies and the Appeal of Venture Growth Stage Companies.    We categorize venture capital-backed companies into the following five lifecycle stages of development: seed, early, later, venture growth and public. For additional information on how we define each market stage, see "Business—Market Opportunity."

        Attractive Financing Source for Venture Growth Stage Companies and Their Venture Capital Investors.    By using debt financing, a venture growth stage company can (i) diversify its funding sources; (ii) augment its existing capital base and operating capital; (iii) scale its business operations and accelerate growth; (iv) fund administrative expenses ahead of anticipated corresponding revenue; (v) expand its product offerings through internal development or acquisitions; (vi) lower the upfront costs of capital expenditures; (vii) build and/or expand its leadership positions within its markets; and (viii) postpone the need for its next round of equity financing, in each case, extending its cash available to fund operations without incurring substantial equity dilution for its existing venture capital investors and management team during a critical time in its lifecycle when it is attempting to meaningfully build enterprise value.

        Large and Growing Market for Debt Financing to Venture Growth Stage Companies.    Historically, venture growth stage companies have used a combination of equity and debt financing to keep their overall cost of capital low and to increase capital availability. Venture lending and leasing is a large and growing market driven primarily by venture capital investment activity. According to the National Venture Capital Association, from January 1, 2009 through March 31, 2013, U.S. venture capital firms have raised more than $72 billion for approximately 750 new funds. During the same time period, U.S. venture capital firms invested more than $100 billion of capital, which provides significant debt

financing opportunities for us. As of            , 2013, U.S. venture capital firms had approximately $             billion of capital under management.

        Venture Capital Support Minimizes Downside Risk.    In many cases, venture capital-backed companies raise debt in conjunction with, or immediately after, a substantial venture capital investment in the company. This equity investment supports the secured loan by providing a source of cash to help service the company's debt obligations in addition to potential cash flow from revenues. Repayment of the debt typically begins shortly after the loan is funded. In addition, because the loan ranks senior in priority of payment to the equity investment, the company must repay that loan before the venture capital investor realizes a return on its equity investment. If the company subsequently becomes distressed, its venture capital investor will likely have an incentive to assist it in avoiding a payment default, which could lead to foreclosure on the secured assets. We believe that the support of venture capital investors increases the likelihood that a secured loan will be repaid.

        Longer Timing from Initial Investment to Exit Through an Initial Public Offering or Private Sale.    As initial public offering and private sale activity continues to rebound from the recession lows, venture capital-backed companies continue to raise more capital across their lifecycles. In the current market environment, successful venture growth stage candidates for initial public offerings and private sale exits increasingly require more time to achieve revenue targets, product validation and profitability. These longer timeframes put additional strain on venture capital-backed company balance sheets, leading to the need for additional financing in order to meet the desired exit opportunity criteria. For example, according to the National Venture Capital Association's 2013 Yearbook, in 1998, the average age of a U.S. venture capital-backed company prior to its initial public offering was approximately three years; that number has steadily increased to eight years in 2012, thus increasing the need for additional debt funding. We expect venture growth stage companies and their venture capital investors will continue to view debt financing as an attractive source of capital because it augments the capital provided by venture capital investors. Additionally, we believe debt financing provides both venture growth stage companies and their venture capital investors with opportunities to diversify their capital sources, supports a higher valuation through internal growth and provides capital needed to grow during an extended period prior to a liquidity event.

        Highly Fragmented, Underserved Market with High Barriers to Entry.    The market for debt financing for venture growth stage companies is less developed given the nontraditional financial profile of borrowers, the nature of their collateral and the unique cash flow characteristics. Debt financing for venture growth stage companies is extremely heterogeneous—the types, structures and sizes of debt financings often vary significantly depending on a particular company's industry and its current or near-term level of development. The availability of debt financing for venture capital-backed companies is further limited by the distinct credit profiles of these companies and the deep experience and specialized set of skills required to (i) source deal flow and receive investment referrals; (ii) evaluate business prospects, operating characteristics and collateral; (iii) analyze potential transactions; and (iv) customize unconventional transaction structures for these companies.

Competitive Strengths

Experienced Senior Investment Team

        Our Adviser's senior investment team is highly experienced and disciplined in providing debt financing across all stages of a venture capital-backed company's lifecycle and has developed long-standing relationships with, and has an established history of investing alongside, premier venture capital investors. Since the launch of our Sponsor's investment platform in 2006, our Adviser's senior investment team has committed approximately $             billion of capital to more than            venture capital-backed companies, generating more than $             million of investment income and $             million of realized warrant and equity gains while incurring less than $             million of credit

losses. Of that $             billion of capital, approximately $             million of debt financing went to            venture growth stage companies similar to those we intend to target for investment. James P. Labe, our Chief Executive Officer and Chairman of our Board, is a pioneer of the venture capital lending and leasing segment of the commercial finance industry. Mr. Labe has been involved in the venture capital lending and leasing segment for more than 25 years and played a key role in making venture capital lending and leasing a regular source of capital for venture capital-backed companies. In particular, Mr. Labe founded and served as Chief Executive Officer of Comdisco Ventures, a division of Comdisco, Inc., which managed more than $3 billion in loan and lease transactions for more than 970 venture capital-backed companies and generated more than $500 million in cumulative pre-tax profits over 15 years during his tenure. In addition, Mr. Srivastava worked with Mr. Labe at Comdisco Ventures where he structured, negotiated and managed over $200 million of transactions and also managed the diligence and credit analysis team and has led and overseen our Sponsor's investment analysis, account servicing, portfolio monitoring, documentation and finance groups since its inception.

Strong Direct Origination Capability

        Our Sponsor is a leading global financing provider devoted to serving venture capital-backed companies with debt financing, equity capital and complementary services throughout their lifespan, including venture growth stage companies. We expect our Adviser will (i) benefit from the relationships developed by our Sponsor as part of its TriplePoint Lifespan Approach and (ii) typically source investment opportunities through referrals from our Sponsor's preferred group of top tier venture capital investors or directly from prospective venture growth stage companies who are seeking debt financing and are attracted by our Sponsor's reputation and extensive track record in the venture growth stage loan market. Additional origination sources for our Adviser include an extensive network of strategic individuals, former and current venture growth stage companies, financial advisers, accounting firms and law firms.

Brand Name Reputation and Platform

        We expect to benefit from the brand name reputation, proven track record, significant deal origination channels, rigorous due diligence process, disciplined underwriting methods, creative investment structuring and hands-on portfolio management and investment monitoring capabilities of our Adviser's senior investment team. We believe that the Four Rs, our core investment philosophy, will be critical to continuing our brand name reputation and differentiating us from our competitors. Historically, our Sponsor has used its existing capital sources to fund financing opportunities across all of its business segments, which target every stage of a venture capital-backed company's lifecycle. Given the profile and opportunity of the venture growth stage loan market, we were organized by our Sponsor to be its publicly-traded vehicle primarily focused in the venture growth stage segment of a venture capital-backed company's lifecycle.

Differentiated Focus

        We believe there are a limited number of lenders that focus on providing debt financing to venture growth stage companies due to the distinct credit profiles of these companies and the deep experience and specialized set of skills required to (i) source deal flow and receive investment referrals; (ii) evaluate business prospects, operating characteristics and collateral; (iii) analyze potential transactions; and (iv) customize unconventional transaction structures for these companies. Existing debt providers to venture capital-backed companies typically lack the focus, market acceptance, expertise, origination platform, capital and operating efficiency to meet the needs of venture growth stage companies. Additionally, many existing debt providers to venture capital-backed companies target specific high growth industry segments, instead of our general high growth industry approach, or specific stages of development, such as lending to companies that are in the seed, early or later stages of development rather than companies in the venture growth stage. We believe that our focus primarily on the venture growth stage will enable us to generate current income with a lower risk of loss, along with the potential for more consistent equity-like gains, due to their revenue profile, product validation, customer traction, intellectual property, enterprise value, financial condition and equity capital base.

Strong Relationship-Based Approach with Top Tier Venture Capital Investors

        Our Adviser will utilize a relationship-based lending strategy which primarily targets investment opportunities provided by our Sponsor's preferred group of top tier venture capital investors with exceptional track records targeting investments in Silicon Valley, Boston, Chicago, Los Angeles, New York City, San Diego, Washington, D.C., the United Kingdom, Israel and other leading venture capital locations. We believe these well-recognized investors have consistently generated strong returns through superior selection processes and access to quality venture capital-backed opportunities. Therefore, we believe our Sponsor's preferred group of top tier venture capital investors has a better ability to raise additional funds which will drive greater additional future debt financing opportunities for us. According to Dow Jones VentureSource, these top tier investors manage over $50 billion of capital and have made over             investments since            . Our Adviser's senior investment team has an established history of providing secured loans alongside equity investments made by these venture capital investors and will work with them to (i) identify debt financing opportunities within their portfolio companies that have proven management teams, strong venture capital investor support, large market opportunities, innovative technology or intellectual property and sufficient cash on hand and equity backing to support a potential debt financing opportunity on attractive risk-adjusted terms and (ii) diligently monitor the progress and creditworthiness of our borrowers as well as have a real-time understanding of their support of our borrowers.

Summary Risk Factors

        An investment in our common stock is subject to risks. The following is a summary of the principal risks that you should carefully consider before investing in shares of our common stock. In addition, see "Risk Factors" beginning on page 23 of this prospectus to read about factors you should consider before deciding to invest in shares of our common stock. For additional information regarding conflicts of interest that may arise out of the investment advisory activities of our Sponsor and our Adviser, also see "Related Transactions and Certain Relationships—Policies and Procedures for Managing Conflicts; Co-investment Opportunities."

  •
  We are dependent upon our Adviser's senior investment team and members of its Investment Committee for our future success and upon our Adviser's access to such individuals pursuant to the Staffing Agreement. If our Adviser were to lose such access, our ability to achieve our investment objective could be significantly harmed.

  •
  We have no operating history as a BDC.

  •
  Adverse developments in the credit markets may impair our ability to enter into any other future borrowing facility.

  •
  Because we intend to use debt to finance certain of our investments, if market interest rates were to increase, our cost of capital could increase, which could reduce our net income.

  •
  Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

  •
  If the assets securing the loans that we make decrease in value, then we may lack sufficient collateral to cover losses.

  •
  If we are unable to manage our growth, our results of operations could suffer.

  •
  If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

  •
  Other than the investments identified in this prospectus as part of our expected Initial Portfolio, we have not yet identified any of the potential investment opportunities for our portfolio.

  •
  Our ability to enter into transactions with our affiliates will be restricted by the 1940 Act which may limit the scope of investment opportunities available to us.

  •
  Our Adviser or our Administrator can resign upon 60 days' notice and we may not be able to find a suitable replacement within that time, or at all, resulting in a disruption in our operations that could materially and adversely affect our financial condition, results of operations and cash flows.

  •
  Our Adviser's liability is limited under the Investment Advisory Agreement and we have agreed to indemnify our Adviser against certain liabilities, which may lead our Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

  •
  Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

  •
  Our business model depends upon our Sponsor's relationships with a preferred group of top tier venture capital investors. Any inability of our Sponsor to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities for us, could materially and adversely affect our business.

  •
  Our common stock may trade below its net asset value per share, which limits our ability to raise additional equity capital.

  •
  Our financial condition, results of operations and cash flows would be negatively affected if a significant portfolio investment fails to perform as expected.

  •
  Our incentive fee may induce our Adviser to pursue speculative investments and to use leverage when it may be unwise to do so.

  •
  Our investment portfolio will be recorded at fair value, with our Board having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value and, as a result, there will be uncertainty as to the value of our portfolio investments.

  •
  Our investments are concentrated in the technology, life sciences and other high growth industries, which subjects us to the risk of significant loss if any of these industry sectors experiences a downturn.

  •
  Prior to this offering, there has been no public market for our common stock and we cannot assure you that the market price of shares of our common stock will not decline following this offering.

  •
  We will be subject to corporate-level income tax if we are unable to qualify or maintain our qualification as a RIC under Subchapter M of the Code.

  •
  Because we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the RIC distribution requirements.

Operating and Regulatory Structure

        Upon completion of this offering, we will be an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a BDC under the 1940 Act and will use leverage but will be required to maintain an asset coverage ratio, as defined in the 1940 Act, of at least 200%. See "Regulation". We may have long term liabilities related to any future credit facilities.

        We also intend to elect to be treated, and intend to qualify annually, as a RIC under the Code, commencing with our taxable year ending on December 31, 2013. See "Material U.S. Federal Income Tax Considerations." As a RIC, we generally will not have to pay corporate-level federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends if we meet certain source-of-income, distribution and asset diversification requirements.

Corporate Information

        Our executive offices are located at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025. We maintain a website located at            . Information on our website is not incorporated into or a part of this prospectus.

 THE OFFERING

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Concurrent Private Placement

        shares of our common stock to certain purchasers, including persons and/or entities associated with our Sponsor, at a purchase price per share equal to the price per share of our initial public offering.

Common stock to be outstanding after this offering and the Concurrent Private Placement	shares (or shares if the underwriters exercise their option to purchase additional shares in full). This includes shares issued in the Concurrent Private Placement.
Use of proceeds

We estimate that the net proceeds we will receive from the sale of        shares of our common stock in this offering and            shares in the Concurrent Private Placement will be approximately $            million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $            per share, after deducting the underwriting discounts and commissions and the estimated organization and offering expenses of approximately $        .

We intend to use a portion of the net proceeds of this offering and the Concurrent Private Placement to repay in full the outstanding indebtedness under the Bridge Facility. The Bridge Facility is expected to have a maturity date of not more than seven business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i)         , (ii) the Federal Funds rate plus      % or (iii) LIBOR plus        %.

The remaining proceeds will be used for investments in portfolio companies in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. Pending such investments, we will invest the remaining net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality investment grade investments that mature in one year or less from the date of investment. The income we earn on such temporary investments will generally be significantly less than what we would expect to receive from investments in the types of investments we intend to target. See "Regulation—Temporary Investments" for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

Investment Advisory Agreement

We will enter into the Investment Advisory Agreement with our Adviser. We will pay our Adviser a fee for its services under the Investment Advisory Agreement. This fee consists of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of        % of our total assets, including assets purchased with borrowed funds or other forms of leverage. The base management fee will be payable quarterly in arrears.

The incentive fee, which provides our Adviser with a share of the income that it generates for us, consists of two components, investment income and capital gains, which are largely independent of each other, with the result that one component may be payable even if the other is not. Under the investment income component we will pay our Adviser each quarter 20.0% of the amount by which our pre-incentive fee net investment income for the quarter exceeds a hurdle rate of        % (which is        % annualized) of our net assets at the end of the immediately preceding calendar quarter, subject to a "catch-up" provision pursuant to which our Adviser receives all of such income in excess of the        % level but less than        % and subject to a total return requirement. The effect of the "catch-up" provision is that, subject to the total return provision discussed below, if pre-incentive fee net investment income exceeds        % in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if the        % hurdle rate did not apply. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of our pre-incentive fee net investment income will be payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations over the then current and        preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the        preceding calendar quarters. In other words, any investment income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the        % hurdle, subject to the "catch-up" provision and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations for the then current and                    preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the preceding calendar quarters. For the foregoing purpose, the "cumulative net increase in net assets resulting from operations" is the sum of our pre-incentive fee net investment income, realized gains and losses and unrealized appreciation and depreciation for the then current and            preceding calendar quarters.

Under the capital gains component of the incentive fee, we will pay our Adviser at the end of each calendar year 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees. The capital gains component of the incentive fee is not subject to any minimum return to stockholders.

See "Management Agreements—Investment Advisory Agreement—Base Management Fee;—Incentive Fee."
Proposed symbol	"TPVG"
Trading at a discount

Shares of closed-end investment companies, including BDCs, frequently trade in the secondary market at a discount to their net asset values. We are not generally able to issue and sell our common stock at a price below our net asset value per share unless we have prior stockholder approval. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade below net asset value. See "Risk Factors."

Distributions

To the extent that we have income available, we intend to make quarterly distributions to our stockholders. Our stockholder distributions, if any, will be determined by our Board. Any distribution to our stockholders will be declared out of assets legally available for distribution. We intend to declare our first stockholder distribution during the        quarter of 201        . The amount of such distribution, if any, remains subject to approval by our Board and there can be no assurance that any distribution will be paid. We anticipate that the dividend would be paid from post-offering taxable earnings, including interest and capital gains generated by our investment portfolio. However, if we do not generate sufficient taxable earnings during the year, the dividend may constitute a return of capital, which is a return of a portion of a stockholder's original investment in our common stock.

Taxation

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code, beginning with our first taxable year ending December 31, 2013. As a RIC, we generally do not pay corporate-level U.S. federal income taxes on any net ordinary income or net capital gains that we timely distribute to our stockholders as dividends. To maintain our qualification as a RIC and the associated tax benefits, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and net realized short-term capital gains, if any, in excess of our net realized long-term capital losses. See "Distributions."

Leverage

We expect to use borrowed funds in order to make additional investments. We expect to use this practice, which is known as "leverage," when the terms and conditions are favorable to long-term investing and well aligned with our investment strategy and portfolio composition in an effort to increase returns to our stockholders, but this strategy involves significant risks. With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% immediately after each such borrowing. The amount of leverage that we employ will depend on our Adviser's and our Board's assessment of market and other factors at the time of any proposed borrowing.

We intend to enter into the Bridge Facility in connection with the acquisition of our Initial Portfolio. The Bridge Facility is expected to provide for borrowings up to $        and will be repaid with a portion of the net proceeds of this offering and the Concurrent Private Placement. The Bridge Facility is expected to have a maturity date of not more than seven business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder.

Dividend reinvestment plan

We have adopted a dividend reinvestment plan for our stockholders, which is an "opt out" dividend reinvestment plan. Under this plan, if we declare a cash distribution to our stockholders, the amount of such distribution will be automatically reinvested in additional shares of our common stock unless a stockholder specifically "opts out" of our dividend reinvestment plan. If a stockholder opts out, that stockholder will receive cash distributions. Stockholders who receive distributions in the form of shares of common stock generally will be subject to the same U.S. federal, state and local tax consequences as stockholders who elect to receive their distributions in cash, but will not receive any corresponding cash distributions with which to pay any applicable taxes. See "Dividend Reinvestment Plan."

Lock-Up Agreement

We, our Adviser and its senior investment team, our Administrator, our directors and each purchaser in the Concurrent Private Placement have agreed with the underwriters, subject to certain exceptions, not to issue, sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date        days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

Administration Agreement

We will enter into the Administration Agreement with our Administrator. Our Administrator will be responsible for furnishing us with office facilities and equipment and will provide us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Pursuant to the Administration Agreement, we will pay our Administrator an amount equal to our allocable portion (subject to the review of our Board) of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. See "Management Agreements—Administration Agreement."

Staffing Agreement

Our Adviser will enter into the Staffing Agreement with our Sponsor. We believe that the Staffing Agreement will (i) provide us with access to deal flow generated by our Sponsor in the ordinary course of its business; (ii) provide us with access to our Sponsor's            professionals, including its senior investment team led by Messrs. Labe and Srivastava; and (iii) commit certain key senior members of our Sponsor's Investment Committee to serve as members of our Adviser's Investment Committee. In addition, our Sponsor will be obligated under the Staffing Agreement to allocate investment opportunities among its affiliates fairly and equitably over time in accordance with its allocation policy which is subject to the review and approval by our Board. For a description of the Staffing Agreement. See "Management Agreements—Staffing Agreement."

License arrangements

We will enter into a license agreement with                    , or the "License Agreement," under which            will grant us a non-exclusive, royalty-free license to use the name "TriplePoint" and the TriplePoint logo. For a description of the License Agreement, see "Management Agreements—License Agreement."

Custodian and transfer agent	will serve as our custodian and will serve as our transfer and dividend paying agent and registrar. See "Custodian, Transfer and Dividend Paying Agent and Registrar."

Anti-takeover provisions

Our charter and bylaws contain provisions that may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. Such provisions may discourage outside parties from seeking control or seeking to change the composition of our Board, which could result in stockholders not having the opportunity to realize a price greater than the current market price for their shares at some time in the future.

Our charter authorizes us to issue additional shares of common stock. Our Board also may classify or reclassify any unissued shares of common stock, and may set the preferences, rights and other terms of the classified or reclassified shares. Our Board may, without any action by our stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue. See "Description of Capital Stock."

Available information

We have filed with the SEC a registration statement on Form N-2, of which this prospectus is a part. This registration statement contains additional information about us and the shares of our common stock being offered by this prospectus. After the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC. This information will be available at the SEC's public reference room at 100 F. Street, N.E., Washington, D.C. 20549 and on the SEC's website at http://www.sec.gov. Information on the operation of the SEC's public reference room may be obtained by calling the SEC at 1-800-SEC-0330.

We also maintain a website at            and intend to make all of our annual, quarterly and current reports, proxy statements and other information available, free of charge, on or through our website. Information on our website is not incorporated into or part of this prospectus. You may also obtain such information free of charge by contacting us in writing at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025, Attention: Investor Relations.

 FEES AND EXPENSES

        The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. If we issue fewer shares of common stock, all other things being equal, these expenses would increase as a percentage of net assets attributable to common stock. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or that "we" will pay fees or expenses, common stockholders will indirectly bear such fees or expenses.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)%		(1)
Organizational and offering expenses (as a percentage of offering price)%		(2)
Dividend reinvestment plan expenses		(3)

Total Stockholder Transaction Expenses (as a percentage of offering price)		%

Annual Expenses (as percentage of net assets attributable to common stock):
Base management fee payable under the Investment Advisory Agreement	%	(4)
Incentive fee payable under the Investment Advisory Agreement	%	(5)
Interest payments on borrowed funds	%	(6)
Other expenses	%	(7)

Total annual expenses		%

Example

        The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have $         million of leverage at the end of the year and that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

        While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. This example also includes estimated organizational and offering expenses associated with this offering and the Concurrent Private Placement of approximately $        . Further, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by (a) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our Board or (b) the average purchase price of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value.

        This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

(1)
The underwriting discount and commission with respect to shares of our common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering. The sales load due to the underwriters is        % of the offering price. We have agreed to pay to the underwriters a sales load of         % of the offering price.

(2)
Amount reflects estimated organizational and offering expenses associated with this offering and the Concurrent Private Placement of approximately $            .

(3)
The expenses of the dividend reinvestment plan are included in "Other expenses." See "Dividend Reinvestment Plan."

(4)
Our base management fee, payable quarterly in arrears, is at an annual rate of        % of our total assets, including assets purchased with borrowed amounts or other forms of leverage (including public and private debt issuances, derivative instruments, repurchase agreements and other similar instruments or arrangements).

(5)
We may have income that results in the payment of an incentive fee to our Adviser in the first year after completion of this offering. However, the incentive fee payable to our Adviser is based on our performance and will not be paid unless we achieve certain goals. As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0% in this table. The incentive fee consists of two components, investment income and capital gains, which are largely independent of each other, with the result that one component may be payable even if the other is not.

  Under the investment income component we will pay our Adviser each quarter 20.0% of the amount by which our pre-incentive fee net investment income for the quarter exceeds a hurdle rate of         % (which is        % annualized) of our net assets at the end of the immediately preceding calendar quarter, subject to a "catch-up" provision pursuant to which our Adviser receives all of such income in excess of the        % level but less than        % and subject to a total return requirement. The effect of the "catch-up" provision is that, subject to the total return provision discussed below, if pre-incentive fee net investment income exceeds        % in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if the        % hurdle rate did not apply. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of our pre-incentive fee net investment income will be payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations over the then current and             preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the            preceding calendar quarters. In other words, any investment income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the        % hurdle, subject to the "catch-up" provision and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations for the then current and            preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the            preceding calendar quarters. For the foregoing purpose, the "cumulative net increase in net assets resulting from operations" is the sum of our pre-incentive fee net investment income, realized gains and losses and unrealized appreciation and depreciation for the then current and             preceding calendar quarters.

  Under the capital gains component of the incentive fee, we will pay our Adviser at the end of each calendar year 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees. The capital gains component of the incentive fee is not subject to any minimum return to stockholders.

(6)
We expect to borrow funds to make investments to the extent we determine that the economic situation is conducive to doing so. The costs associated with any outstanding indebtedness are indirectly borne by our common stockholders. The table assumes: (a) that we borrow for investment purposes up to an amount equal to        % of our average total assets (average borrowing of $         million out of average total assets of $         million) and (b) that the interest expense and any related financing fees are $         million, based on estimated amounts for our first fiscal year. We may also issue preferred stock, subject to our compliance with applicable requirements under the 1940 Act. We do not, however, anticipate issuing preferred stock during the first 12 months following our initial public offering.

(7)
"Other expenses" ($         million, including costs and expenses associated with our formation and organization) are based upon estimates of our first full year of operations, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by our Administrator. See "Management Agreements—Administration Agreement."

 RISK FACTORS

        Investing in shares of our common stock involves a number of significant risks. Before you invest, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in shares of our common stock. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline and you may lose all or part of your investment.

Relating to our Business and Structure

We have no operating history as a BDC.

        We were formed in July 2013 and have no operating history as a BDC. As a result, we are subject to many of the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objective and that the value of your investment could decline substantially. As a BDC, we will be subject to the regulatory requirements of the SEC, in addition to the specific regulatory requirements applicable to BDCs under the 1940 Act and RICs under the Code. Neither we nor our Adviser has any prior experience operating under this regulatory framework, and we may incur substantial additional costs, and expend significant time or other resources, to do so.

We are dependent upon our Adviser's senior investment team and members of its Investment Committee for our future success and upon our Adviser's access to such individuals pursuant to the Staffing Agreement. If our Adviser were to lose such access, our ability to achieve our investment objective could be significantly harmed.

        Our Adviser will enter into the Staffing Agreement with our Sponsor under which our Sponsor will agree to make its investment and portfolio management and monitoring teams available to our Adviser, a wholly owned subsidiary of our Sponsor. We believe that the Staffing Agreement will (i) provide us with access to deal flow generated by our Sponsor in the ordinary course of its business; (ii) provide us with access to our Sponsor's        professionals, including its senior investment team led by Messrs. Labe and Srivastava; and (iii) commit certain key senior members of our Sponsor's Investment Committee to serve as members of our Adviser's Investment Committee. In addition, our Sponsor will be obligated under the Staffing Agreement to allocate investment opportunities among its affiliates fairly and equitably over time in accordance with its allocation policy. We will depend on the diligence, skill and network of business contacts of our Adviser's senior investment team to achieve our investment objective. We cannot assure you that our Sponsor will fulfill its obligations under the Staffing Agreement or its allocation policy. Further, we cannot assure you that the Staffing Agreement will not be terminated by our Sponsor or that our Adviser will continue to have access to the professionals and Investment Committee of our Sponsor or its information and deal flow. The loss of any such access would limit our ability to achieve our investment objective and operate as we anticipate. This could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business model depends upon our Sponsor's relationships with a preferred group of top tier venture capital investors. Any inability of our Sponsor to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities for us, could materially and adversely affect our business.

        We depend upon our Sponsor to maintain strong relationships with a preferred group of top tier venture capital investors and we expect to rely to a significant extent upon these relationships to source and identify potential investment opportunities. If our Sponsor fails to maintain or develop such relationships, or if we fall out of favor with such venture capital investors, we may not be able to grow our investment portfolio. Additionally, if one or more members of our Sponsor's preferred group of top tier venture capital investors has an existing or develops a deeper relationship with one of our competitors than with us, we may be prevented from relying upon our Sponsor's relationship with such investor. Any harm to the reputation of our Sponsor and/or its preferred group of top tier venture capital investors or their relationship could decrease our deal flow and investment opportunities which could have a material adverse effect on our financial condition, results of operations and cash flows.

        In addition, venture capital investors with whom our Sponsor has relationships are not obligated to provide us with investment opportunities and we can offer no assurance that these relationships will generate any investment opportunities for us in the future.

We may not replicate the historical results achieved by our Sponsor or members of its senior investment team.

        We expect our focus in making investments will differ from that of our Sponsor. For example, while our Sponsor's portfolio consists primarily of providing financing to venture capital-backed companies across all stages of their development, including the venture growth stage, we intend to pursue an investment strategy that is focused primarily on the venture growth stage. The profile and underwriting characteristics of an early stage venture capital-backed company are very different from those of a later stage venture capital-backed company and/or those of a venture growth stage company. Furthermore, within venture growth stage companies, the uses, structures and value propositions of debt financing vary considerably among companies and industries and require a high degree of expertise, specialization and flexibility from a lender. As a result, we cannot assure you that we will replicate the historical results achieved by our Sponsor or members of its senior investment team and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods.

Our financial condition and results of operations will depend upon our ability to effectively manage and deploy capital and grow our business.

        Our ability to achieve our investment objective will depend on our Adviser's ability to manage our business and to grow our investments and earnings. This will depend on our Adviser's ability to identify, invest in and monitor companies that meet our underwriting criteria. The achievement of our investment objective on a cost-effective basis will depend upon our Adviser's execution of our investment process, its ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. Accomplishing this result on a cost-effective basis is largely a function of our Adviser's origination capabilities, management of the investment process, ability to provide efficient services and access to financing sources on acceptable terms. Our Adviser's senior investment team will also have substantial responsibilities in connection with the management of our Sponsor's investment vehicles and business segments. These activities may distract them from servicing new investment opportunities for us or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our financial condition, results of operations and cash flows.

Our ability to enter into transactions with our affiliates will be restricted by the 1940 Act which may limit the scope of investment opportunities available to us.

        We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security from or to such affiliate without the prior approval of our independent directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include concurrent investments in the same company, without prior approval of our independent directors and, in some cases, the SEC. We are prohibited from buying or selling any security from or to any person that controls us or who owns more than 25% of our voting securities or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any company that is advised or managed by our Sponsor, our Adviser or their affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

        In the future, we may co-invest with investment funds, accounts and vehicles managed by our Sponsor where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations. We generally will only be permitted to co-invest with such investment funds, accounts and vehicles where the only term that is negotiated is price. However, we, our Sponsor and our Adviser intend to file an exemptive application with the SEC to permit greater flexibility to negotiate the terms of co-investments with investment funds, accounts and investment vehicles managed by our Sponsor in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Even when we file this exemptive application, there can be no assurance that we will receive exemptive relief from the SEC to permit us to co-invest with investment funds, accounts and investment vehicles managed by our Sponsor where terms other than price are negotiated.

        In addition, within our Initial Portfolio, there are            investments acquired from TPC 1 which are managed by our Sponsor and in which TPC 1 has retained an interest. To the extent that our investments in these portfolio companies need to be restructured or that we choose to exit these investments in the future, our ability to do so may be limited if such restructuring or exit also involves TPC 1 because such a transaction could be considered a joint transaction prohibited by the 1940 Act in the absence of our receipt of relief from the SEC in connection with such transaction. For example, if our Sponsor were required to approve a restructuring of an investment by TPC 1 and/or us and TPC 1 was deemed to be our affiliate, such involvement by our Sponsor as adviser to TPC 1 in the restructuring transaction may constitute a prohibited joint transaction under the 1940 Act.

We operate in a highly competitive market for investment opportunities and we may not be able to compete effectively.

        Our competitors may include both equity and debt focused venture-oriented banks, public and private funds, other BDCs, investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. If one or more of our competitors has an existing or develops a deeper relationship with a member of our Sponsor's preferred group of top tier venture capital investors than we have with the investor, we may be prevented from relying upon our Sponsor's relationship with such investor. Additionally, many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. For example, we believe some of our competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which expose them to a wider variety of investments.

Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or to the distribution and other requirements we must satisfy to maintain our qualification as a RIC.

        The competitive pressures we face may have a material adverse effect on our financial condition, results of operations and cash flows. We do not intend to compete primarily on the financing terms we offer and believe that some competitors make loans with rates that are comparable or lower than our rates. We may lose some investment opportunities if we do not match our competitors' pricing, terms and structure. However, if we match our competitors' pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.

We will be subject to corporate-level income tax if we are unable to qualify or maintain our qualification as a RIC under Subchapter M of the Code.

        To qualify as a RIC under Subchapter M of the Code, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC generally is satisfied if we distribute at least 90% of our net ordinary income and net realized short-term capital gains in excess of net realized long-term capital losses, if any, to our stockholders on an annual basis. Because we intend to incur debt, we will be subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax. To qualify as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualification as a RIC. Because most of our investments will be in private companies, any such dispositions may be made at disadvantageous prices and may result in substantial losses. If we fail to qualify as a RIC for any reason and become subject to corporate income tax, the resulting corporate income taxes could substantially reduce our net assets, the amount of income available for distributions to our stockholders and the amount of funds available for new investments.

We may need to raise additional capital to grow. If additional capital is not available or not available on favorable terms, our ability to grow will be impaired.

        We may need additional capital to fund new investments and grow our portfolio of investments. We intend to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. In addition, there may be fewer lenders familiar with, or willing to provide credit to, firms in our industry. The availability of debt from lenders may be more limited than it is for firms that are not in our industry due to the credit profile of our targeted borrowers or the structure and risk profile of our unrated loans. As a result, we may have difficulty raising additional capital in order to fund our loans and grow our business.

        In order to maintain our qualification as a RIC, we will be required to distribute at least 90% of our net ordinary income and net realized short-term capital gains in excess of net realized long-term capital losses, if any, to our stockholders. As a result, these earnings will not be available to fund new investments. As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which includes all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. This requirement limits the amount that we may borrow. This limitation may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous for us to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings.

        In addition, shares of closed-end investment companies have recently traded at discounts to their net asset values. If our common stock trades below its net asset value, we will not be able to issue additional shares of our common stock at its market price without first obtaining the approval for such issuance from our stockholders and our independent directors. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities and our net asset value could decline.

        A reduction in the availability of new capital or an inability on our part to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which would have a material and adverse effect on our financial condition, results of operations and cash flows.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

        For U.S. federal income tax purposes, in certain circumstances, we may be required to recognize taxable income prior to which we receive cash, such as the accrual of end-of-term payments, payment-in-kind, or "PIK," interest payments and/or original issue discount, or "OID." Our end-of-term payments are contractual and fixed interest payments due at the maturity date of the loan, including upon prepayment, and are a fixed percentage of the original principal balance of the loan. OID decreases our loan balance by an amount equal to the value of the warrants we receive in connection with our loan and is recognized by us as non-cash income over the life of the secured loan. We expect our secured loans to generally include an end-of-term payment and/or PIK interest payment. Such payments, which could be significant relative to our overall investment activities, will be included in income before we receive any corresponding cash payment. We will also be required to include in income certain other amounts that we will not receive in cash, including OID.

        Since, in these cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our net ordinary income and net realized short-term capital gains in excess of net realized long-term capital losses, if any, to maintain our qualification as a RIC and to avoid a 4% U.S. federal excise tax on certain of our undistributed income. In such a case, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain sufficient cash from other sources, we may fail to qualify as a RIC and thus be subject to corporate-level income tax.

You may not receive distributions or our distributions may not grow over time.

        We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be materially and adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. All distributions will be made at the discretion of our Board and will depend on our earnings, financial condition, maintenance of RIC status, compliance with applicable BDC, SBA regulations (if applicable) and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will make distributions to our stockholders in the future.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

        We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we will be permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 200% of our gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments at a time when such sales may be disadvantageous to us in order to repay a portion of our indebtedness. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss.

        We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock or warrants, options or rights to acquire our common stock, at a price below then-current net asset value per share of our common stock if our Board determines that such sale is in our best interests, and if our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease and you may experience dilution.

We intend to finance certain of our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us.

        We intend to finance certain of our investments with borrowed money when we expect the return on our investment to exceed the cost of borrowing. The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in shares of our common stock. Lenders will have fixed dollar claims on our assets that are superior to the claims of our common stockholders and we would expect such lenders to seek recovery against our assets in the event of a default. We may pledge up to 100% of our assets or the assets of a subsidiary and may grant a security interest in all of our assets or the assets of a subsidiary under the terms of any debt instruments we may enter into with lenders. In addition, under the terms of any borrowing facility or other debt instrument we may enter into, we are likely to be required to use the net proceeds of any investments that we sell to repay a portion of the amount borrowed under such facility or instrument before applying such net proceeds to any other uses. If the value of our assets decreases, leveraging would cause our net asset value to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses or eliminating our stake in a leveraged investment. Similarly, any decrease in our revenue or income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make distributions with respect to our common stock. Our ability to service any debt will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures.

        As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings (other than potential leverage in future Small Business Investment Company, or "SBIC," subsidiaries, should we receive an SBIC license(s), subject to exemptive relief) and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we will not be able to incur additional debt and could be required to sell a portion of our investments to repay some debt when it is otherwise disadvantageous for us to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we employ will depend on our Adviser's and our Board's assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us.

        Illustration.    The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual results may be higher or lower than those appearing below.

Assumed Return on Our Portfolio(1)
(net of expenses)

	(10.0)%		(5.0)%		0.0%		5.0%		10.0%
Corresponding net return to common stockholder		%		%		%		%		%

(1)
Assumes $             million in total assets, $             million in debt outstanding, $             million in net assets and an average cost of funds of        %. Actual interest payments may be different.

        Based on an assumed outstanding indebtedness of $             million and an assumed annual interest rate of        %, our investment portfolio must experience an annual return of at least        % to cover annual interest payments on such indebtedness.

        In addition, debt facilities we may enter into in the future may impose financial and operating covenants that restrict our business activities, including limitations that hinder our ability to finance additional loans and investments or to make the distributions required to maintain our qualification as a RIC under the Code.

We may default under any future indebtedness or be unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, which could have a material adverse effect on our financial condition, results of operations and cash flows.

        In the event we default under any future indebtedness or are unable to amend, repay or refinance any such future indebtedness on commercially reasonable terms, or at all, our business could be materially and adversely affected as we may be forced to sell all or a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under any indebtedness, any of which would have a material adverse effect on our financial condition, results of operations and cash flows. In addition, following any such default, a lender could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, including decisions with respect to our warrants, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because we intend to use debt to finance certain of our investments, if market interest rates were to increase, our cost of capital could increase, which could reduce our net income.

        Because we intend to borrow money to finance certain of our investments, our net income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates would not have a material adverse effect on our net income in the event we use debt to finance our investments. In periods of rising interest rates, our cost of funds would increase, which could reduce our net income. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations to the extent permitted by the 1940 Act.

        In addition, a rise in the general level of interest rates typically leads to higher interest rates applicable to our secured loans. Accordingly, an increase in interest rates may result in an increase of our income and, as a result, an increase in the incentive fee payable to our Adviser.

Provisions in any future indebtedness may limit our discretion in operating our business.

        Any future indebtedness may be backed by all or a portion of our assets on which the lenders may have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a guarantee and security agreement and evidenced by the filing of financing statements by the agent for the lenders. Any restrictive provision or negative covenant in any of our future indebtedness may limit our operating discretion, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Adverse developments in the credit markets may impair our ability to enter into any other future borrowing facility.

        During the economic downturn in the United States that began in mid-2007, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited refinancing and loan modification transactions and reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. If these conditions recur, it may be difficult for us to enter into a new borrowing facility, obtain other financing to finance the growth of our investments or refinance any outstanding indebtedness on acceptable economic terms or at all.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

        As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See "Regulation."

        We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe to be attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms or at all. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our financial condition, results of operations and cash flows.

        If we do not maintain our status as a BDC, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act, which would significantly decrease our operating flexibility.

Our investment portfolio will be recorded at fair value, with our Board having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value and, as a result, there will be uncertainty as to the value of our portfolio investments.

        We expect that most of our investments will take the form of secured loans that are not publicly traded. The fair value of loans and other investments that are not publicly traded may not be readily determinable, and we will value these investments at fair value as determined in good faith by our Board. We expect most, if not all, of our investments (other than cash and cash equivalents) will be classified as Level 3 under Statement of Financial Accounting Standards 157, Fair Value Measurement, or "SFAS 157" (ASC Topic 820). This means that our valuations will be based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. We expect that inputs into the determination of the fair value of our investments will require significant management judgment or estimation. We expect to retain the services of one or more independent service providers to review the valuation of these loans and other investments. The types of factors that our Board may take into account in determining the fair value of our investments generally include, as appropriate, such factors as yield, maturity and measures of credit quality, the enterprise value of the company, the nature and realizable value of any collateral, the company's ability to make payments and its earnings and discounted cash flow, our assessment of the support of their venture capital investors, the markets in which the company does business and other relevant factors. Because such valuations, and particularly valuations of private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and other investments existed. Our net asset value could be materially and adversely affected if our determinations regarding the fair value of our loans and other investments were materially higher than the values that we ultimately realize upon the disposal of such loans and other investments.

We may experience fluctuations in our quarterly operating results.

        We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the secured loans we acquire, any prepayment made on our secured loans, the timing and amount of any warrant or equity returns, the timing of any draw downs requested by our borrowers, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. In light of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are an emerging growth company under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are and we will remain an emerging growth company as defined in the JOBS Act for up to five years or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period. For so long as we remain an emerging growth company we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, we have irrevocably opted-out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the "Securities Act," for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not "emerging growth companies." We cannot predict if investors will find our common stock less attractive because we will rely on some or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        Because of the exemptions from various reporting requirements provided to us as an emerging growth company under the JOBS Act and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

        Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

        We will be required to disclose changes made in our internal control and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an emerging growth company under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

        We will be subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, may change from time to time, and new laws, regulations and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

        Additionally, changes to the laws and regulations governing our operations related to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may shift our investment focus to other types of investments in which our Adviser's senior investment team may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our financial condition, results of operations and cash flows.

Our Board may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

        Our Board has the authority, except as otherwise provided in the 1940 Act, to modify or waive certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the market price of our common stock. Nevertheless, any such changes could materially and adversely affect our business and impair our ability to make distributions to our stockholders.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

        The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control or the removal of our directors. We are subject to the Maryland Business Combination Act, or the "Business Combination Act," the application of which is subject to and may not conflict with any applicable requirements of the 1940 Act. Our Board has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our Board does not approve a business combination, the Business Combination Act may discourage third-parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act, or the "Control Share Acquisition Act," acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third-party to obtain control of us and increase the difficulty of consummating such an offer.

        We have also adopted other measures that may make it difficult for a third-party to obtain control of us, including provisions of our charter classifying our Board in three classes serving staggered three-year terms, and provisions of our charter authorizing our Board to classify or reclassify shares of our common stock in one or more classes or series, to cause the issuance of additional shares of our common stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of common stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

Our Adviser or our Administrator can resign upon 60 days' notice and we may not be able to find a suitable replacement within that time, or at all, resulting in a disruption in our operations that could materially and adversely affect our financial condition, results of operations and cash flows.

        Our Adviser has the right under the Investment Advisory Agreement to resign at any time upon 60 days' written notice, whether we have found a replacement or not. Similarly, our Administrator has the right under the Administration Agreement to resign at any time upon 60 days' written notice, whether we have found a replacement or not. If our Adviser or our Administrator were to resign, we may not be able to find a new investment adviser or administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, results of operations and cash flows as well as our ability to pay distributions to our stockholders are likely to be materially and adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment or administrative activities, as applicable, is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser and Administrator. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may materially and adversely affect our financial condition, results of operations and cash flows.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

        Our business is highly dependent on the communications and information systems of our Adviser. In addition, certain of these systems are provided to our Adviser by third-party service providers. Any failure or interruption of such systems, including as a result of the termination of an agreement with any such third-party service provider, could cause delays or other problems in our activities. This, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

We incur significant costs as a result of being a publicly traded company.

        As a publicly traded company, we incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, or "Sarbanes-Oxley," and other rules implemented by the SEC.

If we are unable to manage our growth, our results of operations could suffer.

        Rapid growth of our portfolio would require expanded portfolio monitoring, increased personnel, expanded operational and financial systems and new and expanded control procedures. Our Adviser may be unable to attract sufficient qualified personnel or successfully manage expanded operations. As our portfolio expands, we may periodically experience constraints that would adversely affect our Adviser's ability to identify and capitalize on investment opportunities, conduct a thorough and efficient diligence and credit analysis, close financing transactions in a timely fashion and/or effectively monitor our portfolio companies. Failure to manage growth effectively could materially and adversely affect our financial condition, results of operations and cash flows.

Relating to our Conflicts of Interest

There are potential conflicts of interest that could negatively affect our investment returns.

        Our investment strategy includes investments in first-lien, second-lien, mezzanine and equipment-secured debt financings, together with, in many cases, attached equity "kickers" in the form of warrants, and direct equity investments. Our Sponsor also manages, and in the future may manage, other investment funds, accounts or vehicles that invest or may invest in these investments. For example, TPC 1 is an investment vehicle managed by our Sponsor that invests in debt financing and equity investments in venture growth stage companies. Although we will be the primary vehicle through which our Sponsor focuses its venture growth stage financing, other vehicles sponsored or managed by our Adviser's senior investment team may also invest in venture growth stage companies or may have prior investments outstanding to our borrowers. As a result, members of our Adviser's senior investment team and Investment Committee, in their roles at our Sponsor, may face conflicts in the allocation of investment opportunities among us and other investment vehicles managed by our Sponsor with similar or overlapping investment objectives in a manner that is fair and equitable over time and consistent with our Sponsor's allocation policy. Generally, when a particular investment would be appropriate for us as well as one or more other investment funds, accounts or vehicles managed by our Adviser's senior investment team, such investment will be apportioned by our Adviser's senior investment team in accordance with (1) our Adviser's internal conflict of interest and allocation policies, (2) the requirements of the Advisers Act and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. Such apportionment may not be strictly pro rata, depending on the good faith determination of all relevant factors, including differing investment objectives, diversification considerations and the terms of our or the respective governing documents of such investment funds, accounts or investment vehicles. These procedures could, in certain circumstances, limit whether or not a co-investment opportunity is available to us, the timing of acquisitions and dispositions of investments, the price paid or received by us for investments or the size of the investment purchased or sold by us.

        In the future, we may also co-invest with investment funds, accounts and vehicles managed by our Sponsor where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations. We generally will only be permitted to co-invest with such investment funds, accounts and vehicles where the only term that is negotiated is price. However, we, our Sponsor and our Adviser intend to file an exemptive application with the SEC to permit greater flexibility to negotiate the terms of co-investments with investment funds, accounts and investment vehicles managed by our Sponsor in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Even when we file this exemptive application, there can be no assurance that we will receive exemptive relief from the SEC to permit us to co-invest with investment funds, accounts and investment vehicles managed by our Sponsor where terms other than price are negotiated.

The base management and incentive fee structure we have with our Adviser may create incentives that are not fully aligned with the interests of our stockholders.

        In the course of our investing activities, we will pay a base management fee and an incentive fee to our Adviser. The Investment Advisory Agreement that we have entered into with our Adviser provides that these fees will be based on the value of our gross assets. As a result, investors in our common stock will invest on a "gross" basis and receive distributions on a "net" basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on the value of our total assets, our Adviser will benefit when we incur debt or use leverage. This fee structure may encourage our Adviser to cause us to borrow money to finance additional investments. Our Board is charged with protecting our interests by monitoring how our Adviser addresses these and other conflicts of interest associated with its management services and compensation. While our Board is not expected to review or approve each investment decision, borrowing or incurrence of leverage, our independent directors will periodically review our Adviser's services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors will consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, our Adviser may from time to time have interests that differ from those of our stockholders, giving rise to a conflict. For additional information, see "Management—Our Board and Its Leadership Structure."

Our incentive fee may induce our Adviser to pursue speculative investments and to use leverage when it may be unwise to do so.

        The incentive fee payable by us to our Adviser may create an incentive for our Adviser to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our Adviser is determined, which is calculated separately in two components as a percentage of the interest and other investment income in excess of a quarterly minimum hurdle rate and as a percentage of the realized gain on invested capital, may encourage our Adviser to use leverage or take additional risk to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock, including investors in this offering, or of securities convertible into our common stock or warrants representing rights to purchase our common stock or securities convertible into our common stock. In addition, our Adviser receives the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on investment income, there is no minimum level of gain applicable to the portion of the incentive fee based on net capital gains. As a result, our Adviser may have an incentive to invest more in investments that are likely to result in capital gains as compared to income producing securities or to advance or delay realizing a gain in order to enhance its incentive fee. This practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to certain of our debt investments and may accordingly result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to our pre-incentive fee net investment income. With respect to each of these investments, each of our common stockholders will bear his or her share of the base management and incentive fee of our Adviser as well as indirectly bear the base management and performance fees and other expenses of any investment companies in which we invest.

The valuation process for certain of our investments may create a conflict of interest.

        We expect that for many of our investments no market-based price quotation is available. As a result, our Board will determine the fair value of these secured loans, warrants and equity investments in good faith as described below in "—Our investment portfolio will be recorded at fair value, with our Board having final responsibility for overseeing, reviewing and approving, in good faith, its estimate of fair value and, as a result, there will be uncertainty as to the value of our portfolio investments." In connection with that determination, our Adviser's senior investment team is expected to provide our Board with valuations based upon the most recent and available financial statements and projected financial results of each portfolio company. While the valuation for each investment will be reviewed by an independent valuation firm annually, the ultimate determination of fair value will be made by our Board, including our interested directors, and not by such independent valuation firm. In addition, Messrs. Labe and Srivastava, each an interested member of our Board, have a direct pecuniary interest in our Adviser. The participation of our Adviser's senior investment team in our valuation process, and the pecuniary interest in our Adviser by certain members of our Board, could result in a conflict of interest as our Adviser's base management fee is based, in part, on the value of our total assets, and our incentive fee will be based, in part, on realized gains and realized and unrealized losses.

There are conflicts related to our arrangements with            and our Administrator.

        We will enter into the License Agreement with            under which            will agree to grant us a non-exclusive, royalty-free license to use the name "TriplePoint" and the TriplePoint logo. See "Management Agreements—License Agreement." In addition, we will enter into the Administration Agreement with our Administrator pursuant to which we are required to pay our Administrator an amount equal to our allocable portion of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. This will create conflicts of interest that our Board will monitor. For example, under the terms of the License Agreement, we will be unable to preclude            from licensing or transferring the ownership of the "TriplePoint" name to third-parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of            or others. Furthermore, in the event the License Agreement is terminated, we will be required to change our name and cease using "TriplePoint" as part of our name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.

The Investment Advisory Agreement was not negotiated on an arm's length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third-party.

        Pursuant to the terms of the Investment Advisory Agreement, our Adviser will be responsible for sourcing, reviewing and structuring investment opportunities for us, underwriting and performing diligence of our investments and monitoring our investment portfolio on an ongoing basis. The Investment Advisory Agreement was negotiated between related parties. Consequently, its terms, including fees payable to our Adviser, may not be as favorable to us as if it had been negotiated with an unaffiliated third-party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under the Investment Advisory Agreement because of our desire to maintain our ongoing relationship with our Adviser.

Our Adviser's liability is limited under the Investment Advisory Agreement and we have agreed to indemnify our Adviser against certain liabilities, which may lead our Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

        Under the Investment Advisory Agreement, our Adviser has not assumed any responsibility to us other than to render the services called for under that agreement. It will not be responsible for any action of our Board in following or declining to follow our Adviser's advice or recommendations. Under the Investment Advisory Agreement, our Adviser and its professionals and any person controlling or controlled by our Adviser will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except those resulting from acts constituting gross negligence, willful misfeasance, bad faith or reckless disregard of the duties that our Adviser owes to us under the Investment Advisory Agreement. In addition, as part of the Investment Advisory Agreement, we have agreed to indemnify our Adviser and its professionals from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to gross negligence, willful misfeasance, bad faith or reckless disregard of such person's duties under the Investment Advisory Agreement.

Risks Related to our Investments

Our investments are concentrated in the technology, life sciences and other high growth industries, which subjects us to the risk of significant loss if any of these industry sectors experiences a downturn.

        A consequence of our investment strategy is that our investment returns will be materially and adversely affected if the companies in the industries we expect to target perform poorly. Beyond the asset diversification requirements to which we will be subject as a RIC, we do not have fixed guidelines for diversification or limitations on the size of our investments in any one company and our investments could be concentrated in relatively few industries.

        As of            , 2013, approximately        % of the fair value of our portfolio was composed of investments in        industries. As a result, a downturn in the technology, life sciences and other high growth industries and particularly those in which we are heavily concentrated could materially and adversely affect our financial condition, results of operations and cash flows.

Our financial condition, results of operations and cash flows would be negatively affected if a significant portfolio investment fails to perform as expected.

        Our total investment in an individual company may be significant. As a result, if a significant investment in such a company fails to perform as expected, our financial condition, results of operations and cash flows could be more negatively affected and the magnitude of the loss could be more significant than if we had made smaller investments in more companies. The following table shows the fair value of the investments held in our expected Initial Portfolio, as of        , 2013, that represent greater than 5% of our expected Initial Portfolio's net assets:

(in thousands)	Fair Value	Percentage of Our Initial Portfolio's Net Assets

        Our financial condition, results of operations and cash flows could be materially and adversely affected if these companies or any other significant investment we may make in the future, encounter financial difficulty and fail to repay their obligations to us or to perform as expected.

Our investment strategy includes a focus on geographically concentrated venture growth stage companies, which are subject to many risks, including volatility, intense competition, shortened product life cycles, changes in regulatory and governmental programs and periodic downturns and you could lose all or part of your investment.

        We will invest primarily in venture growth stage companies, many of which may have narrow product lines and small market shares, which tend to render them more vulnerable to competitors' actions and market conditions, as well as to general economic downturns. The revenues, income (or losses), and projected financial performance and valuations of venture growth stage companies can and often do fluctuate suddenly and dramatically. Our target venture growth stage companies are geographically concentrated and are therefore highly susceptible to materially negative local political, natural and economic events. In addition, high growth industries are generally characterized by abrupt business cycles and intense competition. Overcapacity in high growth industries, together with cyclical economic downturns, may result in substantial decreases in the value of many venture growth stage companies and/or their ability to meet their current and projected financial performance to service our debt. While such valuations and financial performance have recovered to some extent, such decreases in valuations and financial performance may occur again and any future decreases in venture growth stage company valuations and financial performance may be substantial and may not be temporary in nature. Therefore, our venture growth stage companies may face considerably more risk of loss than do companies at other stages of development.

Some of our portfolio companies may need additional capital, which may not be readily available.

        Venture growth stage companies may require additional equity financing if their cash flow from operating activities is insufficient to satisfy their continuing growth, working capital and other requirements. Each round of venture financing is typically intended to provide a venture capital-backed company with only enough capital to reach the next stage of development. We cannot predict the circumstances or market conditions under which our venture growth stage companies will seek additional capital. It is possible that one or more of our venture growth stage companies will not be able to raise additional financing or may be able to do so only at a price or on terms unfavorable to us, either of which would negatively impact our investment returns. Some of these companies may be unable to obtain sufficient financing from private investors, public capital markets or traditional lenders. This may have a significant impact if the companies are unable to obtain certain federal, state or foreign agency approval for their products or the marketing thereof, of if regulatory review processes extend longer than anticipated and the companies need continued funding for their operations during these times. Accordingly, financing these types of companies may entail a higher risk of loss than would financing companies that are able to utilize traditional credit sources.

Some of our portfolio companies may not draw on any of our unfunded obligations.

        Some or all of our portfolio companies may not draw on any of our outstanding or future unfunded obligations. As part of the acquisition of our Initial Portfolio, we expect to acquire certain of our Sponsor's unfunded obligations to venture growth stage companies. As of            , 2013, these funding obligations are expected to include      borrowers from        industries consisting of            secured loans with remaining funding obligations of $         million. We cannot assure you that any of these unfunded or any future obligations will be drawn by the venture growth stage companies. We also expect to assume certain of Sponsor's non-binding term sheets that have been entered into with            venture growth stage companies for an aggregate value of $             million as of            , 2013. We cannot assure you that we will close on all or any of these or any future investment opportunities or that these opportunities will successfully pass through our investment selection and diligence process or that we will be awarded such opportunities. Failing to close on these or any future investment opportunities could prevent us from increasing our investments and materially and adversely impact our financial condition, result of operations and cash flows.

Unlike traditional lenders, we may choose not to take advantage of certain opportunities due to our long-term investment philosophy to develop and maintain deep and longstanding relationships with our Sponsor's preferred group of top tier venture capital investors, borrowers and entrepreneurs and to preserve our reputation.

        As part of the Four Rs, our core investment philosophy, we expect to develop and maintain deep and longstanding relationships with our Sponsor's preferred group of top tier venture capital investors, borrowers and entrepreneurs and to preserve our reputation. There may be situations with borrowers on our Credit Watch List where we believe that a member of our Sponsor's preferred group of venture capital investors intends to, expresses their intent to or provides continued support, assistance and/or financial commitment to the borrower and our Adviser based on such representation may determine to modify or waive a provision or term of our existing loan which we would otherwise be entitled to enforce. The terms of any modification or waiver may not be as favorable to us as we could have, or had the right to require, and/or we may choose to enforce less vigorously our rights and remedies under our secured loans unlike traditional lenders due to our investment philosophy to preserve our reputation and maintain a strong relationship with the applicable venture capital investor or borrower based on their representations made to us.

Worldwide economic conditions, economic recessions or downturns, as well as political and economic conditions, could impair our venture growth stage companies and harm our operating results.

        The business and operating results of our venture growth stage companies may be impacted by worldwide economic conditions. Although the U.S. economy has in recent quarters shown signs of recovery from the global recession, the strength and duration of any economic recovery will be impacted by worldwide economic growth. Any conflict or uncertainty, including due to natural disasters, public health concerns, political unrest or safety concerns, could harm their financial condition and results of operations and cash flows. In addition, if the government of any country in which products are developed, manufactured or sold sets technical or regulatory standards for products developed or manufactured in or imported into their country that are not widely shared, it may lead some of their customers to suspend imports of their products into that country, require manufacturers or developers in that country to manufacture or develop products with different technical or regulatory standards and disrupt cross-border manufacturing, marketing or business relationships which, in each case, could harm the business of our venture growth stage companies.

        Many of the venture growth stage companies in which we expect to make investments are likely to be susceptible to economic slowdowns or recessions and may be unable to repay our secured loans during such periods. Adverse economic conditions may decrease the value of collateral securing some of our secured loans. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and materially and adversely impact our financial condition, result of operations and cash flows.

If our portfolio companies are unable to protect their intellectual property rights, our business and prospects could be harmed. If our portfolio companies are required to devote significant resources to protecting their intellectual property rights, then the value of our investment could be reduced.

        Our future success and competitive position depend in part upon the ability of our venture growth stage companies to obtain and maintain proprietary technology used in their products and services, which will often represent a significant portion of the collateral securing our loans. Venture growth stage companies will rely, in part, on patent, trade secret and trademark law to protect that technology, but competitors may misappropriate their intellectual property, and disputes as to ownership of intellectual property may arise. Venture growth stage companies may have also failed to properly obtain intellectual property ownership that, under intellectual property laws, by default resides with the personnel who created the intellectual property. Consequently, venture growth stage companies may, from time to time, be required to institute litigation in order to enforce their patents, copyrights or other intellectual property rights, to protect their trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources. Similarly, if a venture growth stage company is found to infringe upon or misappropriate a third-party's patent or other proprietary rights, that company could be required to pay damages to such third-party, alter its own products or processes, obtain a license from the third-party and/or cease activities utilizing such proprietary rights, including making or selling products utilizing such proprietary rights. Any of the foregoing events could negatively affect both the company's ability to service our debt obligation and the value of any equity securities that we own, as well as any collateral securing our obligation.

Our relationship with certain portfolio companies may expose us to our portfolio companies' trade secrets and confidential information which may require us to be parties to non-disclosure agreements and restrict us from engaging in certain transactions.

        Our relationship with some of our portfolio companies may expose us to our portfolio companies' trade secrets and confidential information (including transactional data and personal data about their employees and clients) which may require us to be parties to non-disclosure agreements and restrict us from engaging in certain transactions. Unauthorized access or disclosure of such information may occur, resulting in theft, loss or other misappropriation. Any theft, loss, improper use, such as insider trading or other misappropriation of confidential information could have a material adverse impact on our competitive positions, our relationship with our portfolio companies and our reputation and could subject us to regulatory inquiries, enforcement and fines, civil litigation and possible financial liability or costs.

Our financial condition, results of operations and cash flows could be negatively affected if we are unable to recover our principal investment as a result of a negative pledge on the intellectual property of our venture growth stage companies.

        In some cases, we collateralize our loans with a first- or second-lien or mezzanine collateral position in a venture growth stage company's assets, which may include a negative pledge on their intellectual property. In the case of a negative pledge, the venture growth stage company cannot encumber or pledge their intellectual property without our permission. In the event of a default on a loan, the intellectual property of the venture growth stage company will most likely be liquidated to provide proceeds to pay the creditors of the company. There can be no assurance that our security interest in the proceeds of the intellectual property will be enforceable in a court of law or bankruptcy court.

If the assets securing the loans that we make decrease in value, then we may lack sufficient collateral to cover losses.

        We believe that our borrowers generally will be able to repay our loans from their available capital, future capital-raising transactions or current and/or future cash flow from operations. However, to attempt to mitigate credit risks, we will typically take a first- or second-lien or mezzanine collateral position. There is a risk that the collateral securing our secured loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of a borrower to raise additional capital. In some circumstances, our lien could be subordinated to claims of other creditors.

        In addition, a substantial portion of the assets securing our investment may be in the form of intellectual property, inventory and equipment and, to a lesser extent, cash and accounts receivable. Intellectual property that is securing our loan could lose value if, among other things, the borrower's rights to the intellectual property are challenged or if the borrower's license to the intellectual property is revoked or expires. Inventory may not be adequate to secure our loan if our valuation of the inventory at the time that we made the loan was not accurate or if there is a reduction in the demand for the inventory.

        Similarly, any equipment securing our loan may not provide us with the anticipated security if there are changes in technology or advances in new equipment that render the particular equipment obsolete or of limited value, or if the borrower fails to adequately maintain or repair the equipment. Any one or more of the preceding factors could materially impair our ability to recover our investment in a foreclosure.

Our portfolio companies may have limited operating histories and financial resources.

        We expect that our portfolio will consist of investments in companies that have relatively limited operating histories. These companies may be particularly vulnerable to U.S. and foreign economic downturns such as the recent recession and may have limited access to capital. These businesses also may experience substantial variations in operating results. They may face intense competition, including from companies with greater financial, technical, operational and marketing resources, and typically depend upon the expertise and experience of a single individual executive or a small management team. In addition, our existing and future portfolio companies may compete with each other for investment or business opportunities and the success of one could negatively impact the other. Furthermore, some of our portfolio companies do business in regulated industries and could be affected by changes in government regulation. Accordingly, these factors could impair their cash flow or result in other events, such as bankruptcy, which could limit their ability to repay their obligations to us, and may materially and adversely affect the return on, or the recovery of, our investment. As a result, we may lose our entire investment in any or all of our portfolio companies.

We expect to make debt investments in venture growth stage companies that generally do not have sufficient cash resources to repay our loan in full at the time of its origination.

        We intend to invest primarily in venture growth stage companies that generally do not have sufficient cash-on-hand to satisfy our loan in full at the time we originate the loan. Following our investment, these companies may be unable to successfully scale operations and increase revenue as we had anticipated at the time we made the investment. In certain circumstances, these companies may not be able to generate meaningful customer sales, commitments or orders due to unfavorable market conditions. As a result, the company may not generate sufficient cash flow to service our loan and/or the company's venture capital investors may no longer provide the company with meaningful invested equity capital to provide a debt financing cushion to our loan. As a consequence, the company may (i) request for us to restructure our loan resulting in the delay of principal repayment, the reduction of fees and/or future interest rates and/or the possible loss of principal or (ii) experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks for us as a creditor. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by one of our portfolio companies may adversely and permanently affect our investment in that company. If the proceeding is converted to liquidation, the value of the company may not equal the liquidation value that was believed to exist at the time of our investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor's return on investment can be materially and adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor's estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the obligations we own may be lost by increases in the number and amount of claims or by different treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

There may be circumstances when our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

        Even though we structure most of our investments as secured loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, and based upon principles of equitable subordination as defined by existing case law, a bankruptcy court could subordinate all or a portion of our claim to that of other creditors and transfer any lien securing such subordinated claim to the bankruptcy estate. The principles of equitable subordination defined by case law have generally indicated that a claim may be subordinated only if its holder is guilty of misconduct or where the senior loan is re-characterized as an equity investment and the senior lender has actually provided significant managerial assistance to the bankrupt debtor. We may also be subject to lender liability claims for actions taken by us with respect to a borrower's business or instances where we exercise control over the borrower. It is possible that we could become subject to a lender's liability claim, including as a result of actions taken in rendering significant managerial assistance or actions to compel and collect payments from the borrower outside the ordinary course of business. Such risk of equitable subordination may be potentially heightened with respect to various portfolio investments that we may be deemed to control. See also "Portfolio Companies."

The lack of liquidity in our investments may materially and adversely affect our financial condition, results of operations and cash flows.

        The majority of our assets may be invested in illiquid loans and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments.

        To the extent that we invest in equity or equity-linked securities of privately-held companies, there can be no assurances that a trading market will develop for the securities that we wish to liquidate, or that the subject companies will permit their shares to be sold through such marketplaces. Even if a subject portfolio company completes an initial public offering, we are typically subject to lock-up provisions that prohibit us from selling our investments into the public market for specified periods of time after the initial public offering. As a result, the market price of securities that we hold may decline substantially before we are able to sell these securities following an initial public offering.

Any unrealized losses we experience on our investment portfolio may be an indication of future realized losses, which could reduce our income available for distribution and could materially and adversely affect our ability to service our outstanding borrowings.

        As a BDC, we are required to carry our investments at fair value as determined in good faith by or under the direction of our Board. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Any unrealized losses in our investment portfolio could be an indication of a portfolio company's inability to meet its repayment obligations to us with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods and could materially and adversely affect our ability to service our outstanding borrowings.

Other than the investments identified in this prospectus as part of our expected Initial Portfolio, we have not yet identified any of the potential investment opportunities for our portfolio.

        Our future investments will be selected by our Adviser, subject to the approval of its Investment Committee. Our stockholders do not have input into our Adviser's investment decisions. As a result, our stockholders are unable to evaluate any of our future portfolio investments. These factors increase the uncertainty, and thus the risk, of investing in shares of our common stock.

Because we do not hold controlling equity interests in our portfolio companies, we will not be able to exercise control over our portfolio companies or prevent decisions by management that could decrease the value of our investment.

        We will not hold controlling equity positions in any of the portfolio companies. As a result, we will be subject to the risk that a portfolio company may make business decisions with which we disagree and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are materially adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we expect to hold in our portfolio, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investment.

We may suffer a loss if a portfolio company defaults on a loan, including the entire or partial loss of the end-of-term payment due to us.

        Our debt-financing products will generally offer a flexible payment and covenant structure to our portfolio companies which may not provide the same level of protection to us as more restrictive conditions that traditional lenders typically impose on borrowers. For example, we expect our secured loans to generally include an end-of-term payment and/or PIK interest payment. If a portfolio company's fails to satisfy financial or operating covenants imposed by us or other lenders, the company may default on our loan which could potentially lead to termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company's ability to meet its obligations under the loans or equity securities that we hold, including payment to us of the end-of-term payment and/or PIK interest payment. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Prepayments of our loans could materially and adversely impact our results of operations and ability to make stockholder distributions and result in a decline in the market price of our shares.

        We will be subject to the risk that the loans we make to our portfolio companies may be repaid prior to maturity. We expect that our investments will generally allow for repayment at any time subject to penalties in certain limited circumstances. When this occurs, we intend to generally reinvest these proceeds in temporary investments, pending their future investment in accordance with our investment strategy. These temporary investments will typically have substantially lower yields than the loan being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment may also be at lower yields than the loan that was repaid. As a result, our financial condition, results of operations and cash flows could be materially and adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments could negatively impact our ability to make, or the amount of, stockholder distributions with respect to our common stock, which could result in a decline in the market price of our shares.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

        We intend to invest a portion of our capital in loans that have a first- or second-lien or mezzanine collateral position. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the loans in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the loans in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment.

After repaying senior creditors, a portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with loans in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the company.

        Additionally, certain loans that we may make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company's remaining assets, if any.

        The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens:

  •
  the ability to cause the commencement of enforcement proceedings against the collateral;

  •
  the ability to control the conduct of such proceedings;

  •
  the approval of amendments to collateral documents;

  •
  releases of liens on the collateral;

  •
  waivers of past defaults under collateral documents; and

  •
  we may not have the ability to control or direct such actions, even if our rights are materially and adversely affected.

The disposition of our investments may result in contingent liabilities.

        We currently expect that substantially all of our investments will involve loans. In connection with the disposition of an investment in loans, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.

Our equity related investments are highly speculative, and we may not realize gains from these investments.

        When we make a secured loan, we will generally acquire warrants in the company. From time to time we may also acquire equity participation rights in connection with an investment which will allow us, at our option, to participate in current or future rounds of equity financing through direct capital investments in our portfolio companies. In addition, we may be required to accrue OID which decreases the balance on our secured loans by an amount equal to the value of the warrants we receive in connection with the applicable secured loan over its lifetime. To the extent we hold these equity related investments, we will attempt to dispose of them and realize gains upon our disposition of them. However, the equity related investments we receive and make may not appreciate in value or may decline in value. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business or public offering, which would allow us to sell the underlying equity related investment. As a result, we may not be able to realize gains from our equity related investments and any gains that we do realize on the disposition of any equity related investment may not be sufficient to offset any other losses or OID we experience or accrue.

Our investments in the life sciences industry are subject to extensive government regulation, litigation risk and certain other risks particular to that industry.

        We have invested and plan to continue investing in venture growth stage companies in the life sciences industry that are subject to extensive regulation by the Food and Drug Administration and, to a lesser extent, federal, state and other foreign agencies. If any of these companies fail to comply with applicable regulations, they could be subject to significant penalties and claims that could materially and adversely affect their operations. In addition, governmental budgetary constraints effecting the regulatory approval process, new laws, regulations or judicial interpretations of existing laws and regulations might materially and adversely affect a company in this industry. Venture growth stage companies in the life sciences industry may also have a limited number of suppliers of necessary components or a limited number of manufacturers for their products, and therefore face a risk of disruption to their manufacturing process if they are unable to find alternative suppliers when needed. Any of these factors could materially and adversely affect the operations of a company in this industry and, in turn, impair our ability to timely collect principal and interest payments owed to us.

Investments in secured loans to companies with foreign operations may involve significant risks in addition to the risks inherent in U.S. investments.

        Our investment strategy contemplates possibly making secured loans to companies with foreign operations. Investing in such companies may expose us to additional risks not typically associated with investing in U.S. companies or U.S. companies with no foreign operations. These risks include changes in exchange control regulations, intellectual property laws, political and social instability, limitations in our ability to perfect our security interests, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

We may expose ourselves to risks if we engage in hedging transactions.

        If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions increase. It may not be possible to hedge against an interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

        Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as "follow-on" investments, in order to attempt to preserve or enhance the value of our initial investment. We may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments. We will have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we do not want to increase our concentration of risk, we prefer other opportunities, we are subject to BDC requirements that would prevent such follow-on investments or the follow-on investment would affect our qualification as a RIC.

Risks Relating to This Offering

Prior to this offering, there has been no public market for our common stock and we cannot assure you that the market price of shares of our common stock will not decline following this offering.

        We cannot assure you that a trading market will develop for our common stock after this offering or, if one develops, that such trading market can be sustained. We intend to apply to have our common stock listed on        , but we cannot assure you that our application will be approved. In addition, we cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it may trade after our initial public offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their net asset value. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock will trade at, above or below net asset value. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell shares of common stock soon after this offering is completed. In addition, if our common stock trades below its net asset value, we will generally not be able to sell additional shares of our common stock to the public at its market price without first obtaining the approval of a majority of our stockholders (including a majority of our unaffiliated stockholders) and our independent directors for such issuance.

Our common stock may trade below its net asset value per share, which limits our ability to raise additional equity capital.

        If our common stock is trading below its net asset value per share, we will not be able to issue additional shares of our common stock at its market price without first obtaining the approval for such issuance from our stockholders and our independent directors. If our common stock trades below net asset value, the higher cost of equity capital may result in it being unattractive to raise new equity, which may limit our ability to grow. The risk of trading below net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether shares of our common stock will trade above, at or below our net asset value.

Our stockholders will experience dilution in their ownership percentage if they opt out of our dividend reinvestment plan.

        All dividends declared in cash payable to stockholders that are participants in our dividend reinvestment plan are automatically reinvested in shares of our common stock. As a result, our stockholders that opt out of our dividend reinvestment plan will experience dilution in their ownership percentage of our common stock over time.

Investing in our common stock may involve an above average degree of risk.

        The investments we make in accordance with our investment strategy may result in a higher amount of risk and higher volatility or loss of principal than alternative investment options. Our investments in venture growth stage companies may be speculative and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The market price of our common stock may fluctuate significantly.

        The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

  •
  price and volume fluctuations in the overall stock market from time to time;

  •
  significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

  •
  any inability to deploy or invest our capital;

  •
  fluctuations in interest rates;

  •
  any inability to access the capital markets;

  •
  realized losses in investments in our portfolio companies;

  •
  the financial performance of the industries in which we invest;

  •
  announcement of strategic developments, acquisitions, and other material events by us or our competitors or operating performance of companies comparable to us;

  •
  changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

  •
  loss of our qualification as a RIC or BDC;

  •
  changes in earnings or variations in operating results;

  •
  changes in accounting guidelines governing valuation of our investments;

  •
  any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

  •
  departure of, or loss of access to, our Adviser's senior investment team;

  •
  operating performance of companies comparable to us; and

  •
  general economic trends and other external factors.

        In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and could divert management's attention and resources from our business.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "will," "may," "continue," "believes," "seeks," "estimates," "would," "could," "should," "targets," "projects," and variations of these words and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

  •
  our future operating results;

  •
  our business prospects and the prospects of our portfolio companies;

  •
  our relationships with third-parties including venture capital investors;

  •
  the impact and timing of our unfunded obligations;

  •
  the expected market for venture capital investments;

  •
  the performance of our Initial Portfolio and other investments that we may make in the future;

  •
  the impact of investments that we expect to make;

  •
  actual and potential conflicts of interest with our Sponsor and our Adviser and its senior investment team and Investment Committee;

  •
  our contractual arrangements and relationships with third-parties;

  •
  the dependence of our future success on the general economy and its impact on the industries in which we invest;

  •
  the ability of our portfolio companies to achieve their objectives;

  •
  our expected financings and investments;

  •
  the ability of our Adviser to attract, retain and have access to highly talented professionals, including our Adviser's senior investment team;

  •
  our ability to qualify and maintain our qualification as a RIC and as a BDC;

  •
  the adequacy of our cash resources and working capital; and

  •
  the timing of cash flows, if any, from the operations of our portfolio companies.

        These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

  •
  an economic downturn could impair our portfolio companies' ability to continue to operate, which could lead to the loss of some or all of our investments in such portfolio companies;

  •
  a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities;

  •
  interest rate volatility could adversely affect our results, particularly if we elect to use leverage as part of our investment strategy;

  •
  currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars; and

  •
  the risks, uncertainties and other factors we identify in "Risk Factors" in this prospectus and in our filings with the SEC.

        Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in "Risk Factors" in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. However, we will update this prospectus to reflect any material changes to the information contained herein. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

 USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the sale of            shares of our common stock in this offering and             shares in the Concurrent Private Placement will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $            per share, after deducting the underwriting discounts and commissions and the estimated organization and offering expenses of approximately $            .

        We intend to use a portion of the net proceeds of this offering and the Concurrent Private Placement to repay in full the outstanding indebtedness under the Bridge Facility. The Bridge Facility is expected to have a maturity date of not more than seven business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i)             , (ii) the Federal Funds rate plus        % or (iii) LIBOR plus        %.

        The remaining proceeds will be used for investments in portfolio companies in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. Pending such investments, we will invest the remaining net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality investment grade investments that mature in one year or less from the date of investment. The income we earn on such temporary investments will generally be significantly less than what we would expect to receive from investments in the types of investments we intend to target. See "Regulation—Temporary Investments" for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

 FORMATION TRANSACTIONS

        In order to use the net proceeds from this offering in a timely and efficient manner, prior to the completion of this offering, we intend to acquire a select portfolio of investments originated by our Sponsor in venture growth stage companies through TPC 1. TPC 1 employed the same underwriting criteria in acquiring our Initial Portfolio as we expect to utilize in acquiring future assets and as described elsewhere in this prospectus. For additional information on our investment process, see "Business—Investment Selection Process."

        Shortly prior to the time we elect to be treated as a BDC, we intend to acquire our Initial Portfolio using borrowings under the Bridge Facility. To secure the Bridge Facility and certain rights and obligations under the portfolio acquisition agreement, the parties will enter into certain pledge and/or escrow arrangements pending completion of this offering. These arrangements will terminate upon completion of this offering. The Bridge Facility is expected to have a maturity date of not more than seven business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder with the proceeds of this offering. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i)             , (ii) the Federal Funds rate plus        % or (iii) LIBOR plus        %. Upon completion of this offering, we expect to repay the Bridge Facility with a portion of the net proceeds from this offering and the $             million of net proceeds we expect to receive in connection with the Concurrent Private Placement.

        The following chart illustrates our expected ownership structure and expected relationship with our Sponsor, Adviser and Administrator upon completion of this offering, the Concurrent Private Placement and the formation transactions:

 DISTRIBUTIONS

        To the extent that we have income available, we intend to make quarterly distributions to our stockholders. Our stockholder distributions, if any, will be determined by our Board. Any distribution to our stockholders will be declared out of assets legally available for distribution. We intend to declare our first stockholder distribution during the             quarter of 201      . The amount of such distribution, if any, remains subject to approval by our Board and there can be no assurance that any distribution will be paid. We anticipate that the dividend would be paid from post-offering taxable earnings, including interest and capital gains generated by our investment portfolio. However, if we do not generate sufficient taxable earnings during the year, the dividend may constitute a return of capital, which is a return of a portion of a stockholder's original investment in our common stock.

        We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code, beginning with our first taxable year ending December 31, 2013. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our net ordinary income and net realized short-term capital gains in excess of our net realized long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (a) 98% of our ordinary income (not taking into account any capital gains or losses) for such calendar year; (b) 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period ending on October 31 of the calendar year; and (c) certain undistributed amounts from previous years on which we paid no U.S. federal income tax.

        We currently intend to distribute net long-term capital gains if any, at least annually out of the assets legally available for such distributions. However, we may in the future decide to retain some or all of our long-term capital gains but designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to their allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to your tax basis in your common stock Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against such individual stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds such individual stockholder's liability for U.S. federal income tax. We cannot assure you that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we may be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.

        Unless you elect to receive your distributions in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If you hold shares of our common stock in the name of a broker or financial intermediary, you should contact such broker or financial intermediary regarding your election to receive distributions in cash in lieu of shares of our common stock. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our assets on which the base management fee and the incentive fee are determined and paid to our Adviser. See "Dividend Reinvestment Plan."

 CAPITALIZATION

        The following table sets forth our capitalization as of            , 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the acquisition of our Initial Portfolio; and (ii) our draw down of $             million under the Bridge Facility in connection with the acquisition of our Initial Portfolio; and

  •
  on a pro forma, as adjusted, basis to give effect to (i) the Concurrent Private Placement; (ii) the sale of             shares of our common stock in this offering at an assumed initial public offering price of $            per share after deducting the sales load and estimated organization and offering expenses of $            and the use of the net proceeds as described in "Use of Proceeds"; and (iii) the repayment in full of the Bridge Facility.

As of , 2013
	Actual	Pro Forma	Pro Forma, as Adjusted
Assets
Cash and cash equivalents	$	$	$
Investments, at fair value	$	$	$
Other assets	$	$	$

Total assets	$	$	$
Liabilities:
Bridge Facility	$	$	$
Other liabilities	$	$	$

Total liabilities	$	$	$
Stockholder's equity:

Common stock, par value $0.01 per share, 450,000,000 authorized, actual;                    authorized, pro forma and pro forma, as adjusted;      issued and outstanding, actual;      issued and outstanding, pro forma; and      issued and outstanding, pro forma as adjusted

	$	$	$
Paid-in capital in excess of par value	$	$	$
Accumulated loss	$	$	$

Total stockholders' equity	$	$	$
Total liabilities and stockholders' equity	$	$	$
Net asset value per share	$	$	$

 DISCUSSION OF MANAGEMENT'S EXPECTED OPERATING PLANS

Overview

        We are an externally managed, closed-end, non-diversified management investment company that intends to elect to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code for U.S. federal income tax purposes beginning with our first taxable year ending December 31, 2013. We were formed to expand the venture growth stage business segment of our Sponsor's platform and will be the primary vehicle through which our Sponsor focuses its venture growth stage financing efforts.

        As a BDC, we will be required to comply with certain regulatory requirements. For instance, we will generally have to invest at least 70% of our total assets in "qualifying assets," including "eligible portfolio companies," cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. In addition, we will be subject to borrowing restrictions such that, with certain limited exceptions, our asset coverage, as defined in the 1940 Act, will be required to equal at least 200% after each borrowing. The amount of leverage that we employ will depend on our Adviser's and our Board's assessment of market and other factors at the time of any proposed borrowing. This offering will significantly increase our capital resources. See "Regulation."

        Shortly prior to the time we file our election to be treated as a BDC, we intend to acquire our Initial Portfolio using borrowings under Bridge Facility. The Bridge Facility is expected to provide for borrowings up to $             million and will be repaid with a portion of the proceeds of our initial public offering and the Concurrent Private Placement. The Bridge Facility is expected to have a maturity date of not more than seven business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder with the proceeds of this offering and the $            million of net proceeds we expect to receive in connection with the Concurrent Private Placement. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i)             , (ii) the Federal Funds rate plus        % or (iii) LIBOR plus        %.

Income

        Our investment objective is to maximize our total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation. We intend to achieve our investment objective by investing primarily in (i) secured loans that have a first- or second-lien or mezzanine collateral position and that are used by venture growth stage companies to finance their continued expansion and growth, (ii) equipment-secured loans, which may be structured as leases, that have a first-lien collateral position on specified mission-critical equipment and (iii) direct equity investments in venture growth stage companies in their current or next round of private preferred equity financing on the same terms and conditions as the company's venture capital investors in the round. In connection with our growth capital loans and equipment financings, we generally expect to receive warrants that allow us to participate in any equity appreciation of our borrowers and enhance our overall investment returns. We expect our investments will generally range from $5 million to $50 million.

Expenses

        Our primary operating expenses will include the payment of fees to our Adviser under the Investment Advisory Agreement, our allocable portion of overhead expenses under the Administration Agreement and other operating costs described below. We will bear all other out-of-pocket costs and expenses of our operations and transactions, including:

  •
  the cost of calculating our net asset value, including the cost of any third-party valuation services;

  •
  the cost of effecting sales and repurchases of shares of our common stock and other securities;

  •
  fees payable to third-parties relating to making investments, including out-of-pocket fees and expenses associated with performing due diligence and reviews of prospective investments;

  •
  custodian, transfer and dividend paying agent and registrar fees;

  •
  fees and expenses associated with origination efforts;

  •
  federal and state registration fees and any stock exchange listing fees;

  •
  U.S. federal, state and local taxes;

  •
  independent directors' fees and expenses;

  •
  brokerage commissions;

  •
  fidelity bond, directors' and officers' liability insurance and other insurance premiums;

  •
  direct costs, such as printing, mailing, long distance telephone and staff;

  •
  fees and expenses associated with independent audits and outside legal costs;

  •
  costs associated with our reporting and compliance obligations under the 1940 Act and other applicable U.S. federal and state securities laws; and

  •
  other expenses incurred by our Adviser or us in connection with administering our business, including payments under the Administration Agreement that will be based upon our allocable portion (subject to the review of our Board) of overhead.

Our Initial Portfolio

        Prior to the completion of this offering, we intend to acquire a select portfolio of investments originated by our Sponsor in venture growth stage companies through TPC 1. Our Initial Portfolio includes            secured loans with an aggregate principal amount of $             million. As of            , 2013, all of these investments had our Sponsor's top two internal risk ratings of Clear (1) or White (2). For information regarding our Adviser's internal risk-rating methodology, see "Business—Investment Monitoring and Portfolio Management." We intend to engage an independent third-party valuation firm to assist us in determining the fair value of the investments that comprise our Initial Portfolio. For additional information on our Initial Portfolio, see "Business—Our Initial Portfolio." We believe that TPC 1 employed the same underwriting criteria in acquiring our Initial Portfolio as we expect to utilize in acquiring future assets and as described elsewhere in this prospectus. For additional information on our investment process, see "Business—Investment Selection Process."

        The weighted average yield of our expected Initial Portfolio was        %, of which approximately        % was current cash interest, with a weighted average remaining term of            years as of            , 2013.

Financial Condition, Liquidity and Capital Resources

        We expect to generate cash primarily from (i) the net proceeds of this offering and the Concurrent Private Placement, (ii) cash flows from our operations, (iii) any financing arrangements we may enter into in the future and (iv) any future offerings of our equity or debt securities. We may fund a portion of our investments through borrowings from banks and issuances of senior securities.

        In the future, we may also securitize a portion of our investments. If we undertake a securitization transaction, we will consolidate our allocable portion of the debt of any securitization subsidiary on our financial statements, and include such debt in our calculation of the asset coverage test, if and to the extent required pursuant to the guidance of the staff of the SEC.

        Our primary use of funds will be to make investments in eligible portfolio companies and to pay our operating expenses and make distributions to holders of our common stock. Immediately after this offering, we expect to have cash resources of approximately $             million. This amount does not take into account the exercise, if any, of the underwriters' option to purchase additional shares. See "Use of Proceeds."

Bridge Facility

        We intend to enter into the Bridge Facility prior to the purchase of our Initial Portfolio. The Bridge Facility is expected to provide for borrowings up to $             million and will be repaid with the proceeds of our initial public offering and the Concurrent Private Placement. The Bridge Facility is expected to have a maturity date of not more than seven business days after the pricing date of this offering and will terminate upon our full repayment of the outstanding borrowings thereunder with the proceeds of this offering. Borrowings under the Bridge Facility are expected to bear interest at the highest of (i)             , (ii) the Federal Funds rate plus        % or (iii) LIBOR plus        %. The Bridge Facility will contain customary affirmative and negative covenants and events of default. The net proceeds from this offering and the $          million of net proceeds we expect to receive in connection with the Concurrent Private Placement will be used to pay off the outstanding balance under the Bridge Facility.

Current Investment Pipeline

        As part of the acquisition of our Initial Portfolio, we expect to acquire certain of our Sponsor's unfunded obligations to venture growth stage companies. As of            , 2013, these funding obligations are expected to include            borrowers from            industries consisting of            secured loans with remaining funding obligations of $             million. We cannot assure you that any of these unfunded obligations will be drawn by the venture growth stage companies.

        In addition, we expect to assume certain of our Sponsor's non-binding term sheets that have been entered into with            venture growth stage companies for an aggregate value of $             million as of            , 2013. These non-binding term sheets represent additional potential investment opportunities for us. We cannot assure you that we will close on all or any of these investment opportunities. Our Adviser's professionals are in various stages of reviewing and evaluating other debt financing opportunities with other prospective borrowers. We cannot assure you that these opportunities will successfully pass through our investment selection process, we will be awarded such opportunities or these investment opportunities will pass our diligence process.

Other Contractual Obligations

        We will enter into certain contracts under which we have material future commitments. We will enter into the Investment Advisory Agreement with our Adviser in accordance with the 1940 Act. The Investment Advisory Agreement will become effective in connection with the consummation of this offering. Under the Investment Advisory Agreement, our Adviser will be responsible for sourcing, reviewing and structuring investment opportunities for us, underwriting and diligencing our investments and monitoring our investment portfolio on an ongoing basis. For these services, we will pay (i) a base management fee equal to a percentage of our total assets and (ii) an incentive fee based on our performance. See "Management Agreements—Investment Advisory Agreement—Base Management Fee;—Incentive Fee."

        We will also enter into the Administration Agreement with our Administrator. The Administration Agreement will become effective upon the closing of this offering. Under the Administration Agreement, our Administrator will be responsible for furnishing us with office facilities and equipment and will provide us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. We will reimburse our Adviser an amount equal to our allocable portion (subject to the review of our Board) of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. Stockholder approval is not required to amend the Administration Agreement. See "Management Agreements—Administration Agreement."

        If any of the contractual obligations discussed above are terminated, our costs under any new agreements that we enter into may increase. In addition, we would likely incur significant time and expense in locating alternative parties to provide the services we expect to receive under the Investment Advisory Agreement and the Administration Agreement. Any new Investment Advisory Agreement would also be subject to approval by our stockholders.

Distributions

        In order to qualify as a RIC and to avoid U.S. federal corporate level income tax on the income we distribute to our stockholders, we are required to distribute at least 90% of our net ordinary income and our net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. Additionally, we must distribute an amount at least equal to the sum of 98% of our net ordinary income (during the calendar year) plus 98.2% of our net capital gain income (during each 12 month period generally ending on            ) plus any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax to avoid a U.S. federal excise tax. We intend to make quarterly distributions to our stockholders out of assets legally available for distribution. Our stockholder distributions, if any, will be determined by our Board. We intend to declare our first stockholder distribution during the            quarter of 201            . The amount of such distribution, if any, remains subject to approval by our Board and there can be no assurance that any distribution will be paid. We anticipate that the dividend would be paid from post-offering taxable earnings, including interest and capital gains generated by our investment portfolio. However, if we do not generate sufficient taxable earnings during the year, the dividend may constitute a return of capital, which is a return of a portion of a stockholder's original investment in our common stock.

        We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of our distributions from time to time. In addition, we may be limited in our ability to make distributions due to the asset coverage requirements applicable to us as a BDC under the 1940 Act. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including the possible loss of our qualification as a RIC. We cannot assure stockholders that they will receive any distributions.

        To the extent our taxable earnings fall below the total amount of our distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to our stockholders for U.S. federal income tax purposes. Thus, the source of a distribution to our stockholders may be the original capital invested by the stockholder rather than our income or gains. Stockholders should read any written disclosure accompanying any stockholder distribution carefully and should not assume that the source of any distribution is our ordinary income or capital gains.

        We have adopted an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we declare a distribution, then stockholders' cash distributions will be automatically reinvested in additional shares of our common stock unless a stockholder specifically "opts out" of our dividend reinvestment plan. If a stockholder opts out, that stockholder will receive cash distributions. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, stockholders participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes.

Critical Accounting Policies

        This discussion of our expected operating plans is based upon our expected financial statements, which will be prepared in accordance with accounting principles generally accepted in the United States of America, or "GAAP." The preparation of these financial statements will require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we will describe our critical accounting policies in the notes to our future financial statements.

Valuation of Investments

        We measure the value of our investments in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or "ASC Topic 820," issued by the Financial Accounting Standards Board, or "FASB." Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

        Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from independent pricing services, broker-dealers or market makers. With respect to portfolio investments for which market quotations are not readily available, our Board, with the assistance of our Adviser and its senior investment team and independent valuation agents, is responsible for determining in good faith the fair value in accordance with the valuation policy approved by our Board. Our Board will make this fair value determination on a quarterly basis and any other time when a decision regarding the fair value of the portfolio investments is required. A determination of fair value involves subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of portfolio investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

        ASC Topic 820 also defines hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and is described as follows:

          Level 1—Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities, debt securities and publicly listed derivatives are generally included in Level 1. We will not adjust the quoted price for these investments.

          Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from orderly transactions for similar investments in active markets between market participants and provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments generally included in this category are corporate bonds and loans, convertible debt indexed to publicly listed securities, and certain over-the-counter derivatives.

          Level 3—Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation.

        With respect to investments for which market quotations are not readily available, our Board will undertake a multi-step valuation process each quarter, as described below:

  •
  Our quarterly valuation process will begin with each portfolio company or investment being initially valued by our Adviser's professionals that are responsible for the portfolio investment;

  •
  Preliminary valuation conclusions will then be documented and discussed with our Adviser's senior investment team;

  •
  Out Audit Committee will then review these preliminary valuations;

  •
  At least once annually, the valuation for each portfolio investment will be reviewed by an independent valuation firm; and

  •
  Our Board will then discuss valuations and determine the fair value of each investment in our portfolio in good faith, based on the input of our Adviser, the respective independent valuation firms and our Audit Committee.

Security Transactions, Realized/Unrealized Gains or Losses, and Income Recognition

        Security transactions are recorded on a trade-date basis. We measure realized gains or losses from the repayment or sale of investments using the specific identification method. The amortized cost basis of investments represents the original cost adjusted for the accretion/amortization of discounts and premiums and upfront loan origination fees. We report changes in fair value of investments that are measured at fair value as a component of net change in unrealized appreciation (depreciation) on investments in the consolidated statement of operations.

        Interest income, adjusted for amortization of market premium and accretion of market discount, is recorded on an accrual basis to the extent that we expect to collect such amounts. Original issue discount, principally representing the estimated fair value of detachable equity or warrants obtained in conjunction with our debt investments, and market discount or premium are capitalized and accreted or amortized into interest income over the life of the respective security using the effective interest method. Loan origination fees received in connection with the closing of investments are reported as unearned income which is included as amortized cost of the investment; the unearned income from such fees is accreted over the contractual life of the loan based on the effective interest method as interest income. Upon prepayment of a loan or debt security, any prepayment penalties, unamortized loan origination fees, and unamortized market discounts are recorded as interest income.

Management Fees

        We accrue for the base management fee and incentive fee. The accrual for incentive fee includes the recognition of incentive fee on unrealized capital gains, even though such incentive fee is neither earned nor payable to our Adviser until the gains are both realized and in excess of unrealized depreciation on investments.

Organization and Offering Expenses

        Organization expenses will be expensed on our consolidated statement of operations. Continuous offering expenses, excluding commission and marketing support fees, will be capitalized on the consolidated statements of assets and liabilities as deferred offering expenses and expensed over a 12-month period.

Federal Income Taxes

        We intend to elect to be treated, and to qualify annually thereafter, as a RIC under the Code, beginning with our first taxable year ending December 31, 2013. Generally, a RIC is not subject to federal income taxes on distributed income and gains if it distributes at least 90% of its net ordinary income and net short-term capital gains in excess of its net long-term capital losses, if any, to its stockholders. We intend to distribute sufficient dividends to maintain our RIC status each year and we do not anticipate paying any material federal income taxes in the future.

Recent Accounting Pronouncements

        In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, or "ASU 2011-11." These disclosure requirements are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity's financial position. They also improve transparency in the reporting of how companies mitigate credit risk, including disclosure of related collateral pledged or received. In addition, ASU 2011-11 facilitates comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. ASU 2011-11 requires entities to disclose both gross and net information about both instruments and transactions eligible for offset in the financial position; and to disclose instruments and transactions subject to an agreement similar to a master netting agreement. ASU 2011-11 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods.

        In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, or "ASU 2013-01." This update clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815.

 BUSINESS

Overview

        We are an externally managed, closed-end, non-diversified management investment company that intends to elect to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code for U.S. federal income tax purposes beginning with our first taxable year ending December 31, 2013. We were formed to expand the venture growth stage business segment of our Sponsor's platform and will be the primary vehicle through which our Sponsor focuses its venture growth stage financing efforts. Our investment objective is to maximize our total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation by primarily lending to venture growth stage companies focused in technology, life sciences and other high growth industries backed by venture capital investors.

        TriplePoint Capital LLC, our Sponsor, is a leading global financing provider, located on Sand Hill Road in Silicon Valley, and provides venture capital-backed companies with debt financing, equity capital and complementary services throughout their lifecycle. Our Adviser's senior investment team, including our Sponsor's co-founders James P. Labe and Sajal K. Srivastava, are highly experienced and disciplined in providing debt financing across all stages of a venture capital-backed company's lifecycle, and have developed long-standing relationships with, and have an established history of investing alongside, premier venture capital investors. Additionally, our Sponsor has a strong reputation and proven track record within its markets, significant deal origination channels, rigorous due diligence process, disciplined underwriting methods, creative investment structuring and hands-on portfolio management and investment monitoring capabilities. We believe such relationships and capabilities will enable us to generate meaningful proprietary deal flow and investment opportunities.

        Since the launch of its investment platform in 2006, our Sponsor has successfully raised approximately $1.25 billion of capital commitments from institutional investors, which may be increased to approximately $1.75 billion at the option of one of our Sponsor's existing institutional investors. To supplement these capital commitments, our Sponsor has secured approximately $1.2 billion of cumulative warehouse-based and other multi-year credit facilities from leading international banking firms over the same time period. As of March 31, 2013, our Sponsor committed approximately $             billion of capital in            debt financing and            equity transactions to            venture capital-backed companies, generating more than $             million of investment income and $             million of net realized warrant and equity gains while incurring less than $             million of net realized credit losses.

        We categorize venture capital-backed companies into the following five lifecycle stages of development: seed, early, later, venture growth and public. For additional information on how we define each market stage, see "—Market Opportunity." We believe that our focus on primarily lending to venture growth stage companies will enable us to generate current income with a lower risk of loss, along with the potential for more consistent capital gains, due to their revenue profile, product validation, customer traction, intellectual property, enterprise value, financial condition and equity capital base. Additionally, we believe that the credit performance of our venture growth stage companies and the returns associated with lending to these companies will be enhanced through our Adviser's focus on originating investments primarily through our Sponsor's preferred group of top tier venture capital investors. We believe these venture capital investors generally (i) have superior selection processes and access to quality investment opportunities; (ii) identify and back experienced entrepreneurs with high potential for success; (iii) invest in companies with innovative and proprietary technology that will expand existing or create new market segments; (iv) assist in building and growing these companies into industry-leading enterprises; (v) support their companies through continued economic support or by assisting them in raising additional funds from new equity investors; (vi) encourage their companies to opportunistically and prudently utilize debt financing; and

(vii) generate strong returns from acquisitions and initial public offerings of their companies. Therefore, we believe our Sponsor's preferred group of top tier venture capital investors has a better ability to raise additional funds which will drive more future debt financing opportunities to us. Since            , these venture capital investors have successfully raised an aggregate of more than $             billion in capital commitments.

        We will originate and invest primarily in venture growth stage companies with first-lien, second-lien, mezzanine and equipment-secured debt financings, together with, in many cases, attached equity "kickers" in the form of warrants, and direct equity investments. We expect to seek an unlevered yield-to-maturity on our secured loans generally ranging from 10% to 18% and potentially higher in the event we experience realizations from warrants. We believe these investments will provide us with a stable, fixed-income revenue stream along with the potential upside for equity-like gains. Additionally, we believe the potential return profile of our investments is distinct compared with the profile sought by more traditional lenders because it provides us the ability to invest alongside leading venture capital investors in companies focused in technology, life sciences and other high growth industries without increased risk. In addition, the venture growth stage loan market presents a compelling growth channel for us because it has high barriers to entry and is underserved by both traditional lenders and existing debt financing providers.

        We believe we are able to successfully structure these investments as a result of the strong value proposition our secured loans offer to both borrowers and their venture capital investors. Our secured loans provide venture growth stage companies with an opportunity to:

  •
  diversify their funding sources;

  •
  augment their existing capital base and extend operating capital;

  •
  scale business operations and accelerate growth;

  •
  fund administrative expenses ahead of anticipated corresponding revenue;

  •
  expand product offerings through internal development or acquisitions;

  •
  lower the upfront costs of capital expenditures; and

  •
  build and/or expand their leadership positions within their respective markets; all without incurring substantial equity dilution during a critical time in their lifecycle when they are meaningfully building enterprise value.

        Prior to the closing of this offering, we intend to acquire a select portfolio of investments in venture growth stage companies originated by our Sponsor through its existing investment vehicle, TPC 1. Our Initial Portfolio includes            secured loans with an aggregate principal amount of $             million. The valuation of our Initial Portfolio will be conducted by our Board in consultation with our Adviser. As of                , 2013, all of these investments had our Sponsor's top two internal risk ratings of Clear (1) or White (2). For information regarding our Adviser's internal risk-rating methodology, see "—Investment Monitoring and Portfolio Management." We intend to engage an independent third-party valuation firm to assist us in determining the fair value of the investments that comprise our Initial Portfolio. For additional information on our Initial Portfolio, see "—Our Initial Portfolio."

Our Sponsor, Senior Investment Team, Adviser and Administrator

Our Sponsor

        Our Sponsor, TriplePoint Capital LLC is widely recognized as a leading global financing provider devoted to serving venture capital-backed companies with debt financing, equity capital, and complementary services throughout their lifespan. Our Sponsor is located on Sand Hill Road in Silicon

Valley and has a primary focus in technology, life sciences and other high growth industries. Our Sponsor's portfolio of venture capital-backed companies included and/or includes widely recognized and industry-leading companies, including, among others, Facebook, YouTube, Chegg, Gilt Groupe, Silver Spring Networks, Bloom Energy, Hayneedle, Shazam, Proteolix, Oncomed, Splunk, Ruckus, Square, Segway and Workday.

        Since the launch of its investment platform in 2006, our Sponsor has successfully raised approximately $1.25 billion of capital commitments from institutional investors, which may be increased to approximately $1.75 billion at the option of one of our Sponsor's existing institutional investors. To supplement these capital commitments, our Sponsor has secured approximately $1.2 billion of cumulative warehouse-based and other multi-year credit facilities from leading international banking firms. As of March 31, 2013, our Sponsor committed approximately $             billion of capital in            debt financing and            equity transactions to            venture capital-backed companies, generating more than $             million of investment income and $             million of net realized warrant and equity gains while incurring less than $             million of net realized credit losses.

        Our Sponsor utilizes a unique, relationship-based lending strategy which targets companies funded by a preferred group of top tier venture capital investors with whom our Sponsor has an established history. Our Sponsor refers to this approach as the "TriplePoint Lifespan Approach." Key elements of the TriplePoint Lifespan Approach include:

  •
  establishing debt financing relationships with select venture capital-backed companies across all five lifecycle stages of development;

  •
  working with our Sponsor's preferred group of top tier venture capital investors to identify debt financing opportunities within their portfolio companies that have proven management teams, strong venture capital investor support, large market opportunities, innovative technology or intellectual property and sufficient cash on hand and equity backing to support a potential debt financing opportunity on attractive risk-adjusted terms;

  •
  developing debt financing relationships as early as possible in a venture capital-backed company's lifecycle in order to have a real-time understanding of the company's capital needs and be in a strategic position to evaluate and capitalize on additional investment opportunities as the company matures; and

  •
  diligently monitoring the progress and ongoing creditworthiness of a borrower.

        Our Sponsor has dedicated business segments which have historically made and will continue to make investments across all five stages of development of a venture capital-backed company's lifecycle. In addition, our Sponsor also has a "funds-of-funds" business segment which seeks to selectively invest in venture capital funds established by certain of its preferred group of top tier capital equity investors in order to further align their collective interests.

        We were formed by our Sponsor to expand its venture growth stage business segment. Pursuant to the Staffing Agreement, our Sponsor will agree to make its investment and portfolio management and monitoring teams available to our Adviser. We believe that the Staffing Agreement will (i) provide us with access to deal flow generated by our Sponsor in the ordinary course of its business; (ii) provide us with access to our Sponsor's professionals, including its senior investment team led by Messrs. Labe and Srivastava; and (iii) commit certain key senior members of our Sponsor's Investment Committee to serve as members of our Adviser's Investment Committee. In addition, our Sponsor will be obligated under the Staffing Agreement to allocate investment opportunities among its affiliates fairly and equitably over time in accordance with its allocation policy which is subject to the review and approval by our Board. Our Adviser intends to take advantage of the significant deal origination channels, rigorous due diligence process, disciplined underwriting methods, creative investment structuring and hands-on portfolio management and investment monitoring capabilities of our Sponsor's senior investment team.

Senior Investment Team

        Our Adviser's senior investment team is led by our Sponsor's co founders, James P. Labe and Sajal K. Srivastava, who are highly experienced and disciplined in providing debt financing across all stages of a venture capital-backed company's lifecycle and have developed long-standing relationships with, and have an established history of investing alongside, premier venture capital investors. Since the launch of our Sponsor's investment platform in 2006, our Adviser's senior investment team has committed approximately $             billion of capital to more than            venture capital-backed companies, generating more than $             million of investment income and $             million of realized warrant and equity gains while incurring less than $             million of credit losses. Of that $             billion of invested capital, approximately $             million of debt financing was invested in            venture growth stage companies similar to those that we intend to target for investment. In addition, our Adviser's senior investment team includes members with extensive experience and background in the technology, life sciences and other high growth industries as well as venture capital, private equity and credit. Our Adviser's senior investment team has an average of more than            years of relevant experience and an extensive network of industry contacts and venture capital relationships.

        James P. Labe, our Chief Executive Officer and Chairman of our Board, is a pioneer of the venture capital lending and leasing segment of the commercial finance industry. Mr. Labe has been involved in the venture capital lending and leasing segment for more than 25 years and played a key role in making venture capital lending and leasing a regular source of capital for venture capital-backed companies. In particular, Mr. Labe founded and served as Chief Executive Officer of Comdisco Ventures, a division of Comdisco, Inc., which managed more than $3 billion in loan and lease transactions for more than 970 venture capital-backed companies and generated more than $500 million in cumulative pre-tax profits over 15 years during his tenure. Mr. Labe has served as a voting member of our Sponsor's Investment Committee and has led and overseen our Sponsor's investment originations and venture capital relationship management efforts since its inception.

        Sajal K. Srivastava, our Chief Investment Officer and President, contributes strong investment and operating leadership experience along with a venture lending, leasing and technology finance background. Since its inception, Mr. Srivastava has served as a voting member of our Sponsor's Investment Committee and has led and overseen our Sponsor's investment analysis, account servicing, portfolio monitoring, documentation and finance groups. Prior to co-founding our Sponsor, Mr. Srivastava worked with Mr. Labe at Comdisco Ventures where he structured, negotiated and managed over $200 million of transactions and also managed the diligence and credit analysis team.

        For information regarding the other members of our Adviser's senior investment team, see "Portfolio Management—Members of our Adviser's Senior Investment Team."

Our Adviser

        Our investment activities will be managed by our Adviser, which, prior to the completion of this offering, intends to register as an investment adviser under the Advisers Act and is a wholly owned subsidiary of our Sponsor. Our Adviser will be responsible for sourcing, reviewing and structuring investment opportunities for us, underwriting and diligencing our investments and monitoring our investment portfolio on an ongoing basis. Our Adviser was organized on                , 2013 and, pursuant to the Investment Advisory Agreement, we will pay our Adviser a base management fee and an incentive fee for its services. For information regarding our Adviser, see "Fees and Expenses,"

"Management Agreements—Investment Advisory Agreement" and "Related Party Transactions and Certain Relationships—Investment Advisory Agreement."

Our Administrator

        Our administrative functions will be provided by our Administrator. Our Administrator will be responsible for furnishing us with office facilities and equipment and will provide us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Pursuant to the Administration Agreement, we will pay our Administrator an amount equal to our allocable portion (subject to the review of our Board) of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. For information regarding our Administrator, see "Fees and Expenses," "Management Agreements—Administration Agreement" and "Related Party Transactions and Certain Relationships—Administration Agreement."

Our Initial Portfolio

        Our Initial Portfolio includes            secured loans with an aggregate principal amount of $             million. As of                , 2013, all of these investments had our Sponsor's top two internal risk ratings of Clear (1) or White (2). For information regarding our Adviser's internal risk-rating methodology, see "—Investment Monitoring and Portfolio Management." The investments comprising our Initial Portfolio are similar to the type of investments we plan to originate. Our Adviser, together with our Board, selected these investments for our Initial Portfolio based upon our defined investment objective, expected available capital following this offering, amount and type of unfunded obligations associated with each investment, and the investment requirements set forth under the 1940 Act or otherwise imposed by applicable laws, rules, regulations or interpretations. We do not expect there to be any material difference in the future performance of our Initial Portfolio as compared to its historical performance or of those investments in venture growth stage companies retained by TPC 1 or our Sponsor; however, we can provide no assurances that our Initial Portfolio or the assets retained by TPC 1 or our Sponsor will continue to perform as they have historically. We intend to engage an independent third-party valuation firm to assist us in determining the fair value of the investments that comprise our Initial Portfolio. Our Adviser will provide the valuation firm with detailed information on each investment, including proposed prices for each investment in our Initial Portfolio that it believes represents fair value. The valuation firm will conduct a valuation on each asset in our Initial Portfolio to determine whether the prices proposed by our Adviser for such assets are reasonable. The valuation firm will then provide our Board with a report regarding the fair value of each of these investments, including each warrant position, based upon the most current information available on or about the date we acquire these assets. We expect our Board will also utilize the services of an independent valuation firm to review the fair value determination of any loans or securities acquired by our Adviser in the future.

        As of                , 2013, the composition of our expected Initial Portfolio was as follows:

        The following tables show the composition of our expected Initial Portfolio as of                , 2013:

Venture Growth Stage Company	Type of Investment	Industry	Origination Date	Principal Amount	Interest Rate	Maturity Date	Yield-to- Maturity(1)	Warrant Basis	Primary Venture Fund Equity Investor

(1)
We calculate the yield-to-maturity by using the effective interest rate for the debt investment, including the amortization of any upfront and end-of-term payments. Our calculation excludes any actual or expected gains from minority equity or warrant positions we hold in the portfolio company.

Venture Growth Stage Company	Capital Commitment Amount	Funded Amount	Unfunded Amount

        The weighted average yield of our expected Initial Portfolio was        %, of which approximately        % was current cash interest, with a weighted average remaining term of            years as of                 , 2013.

        As of                , 2013, the industry composition, geography, product composition and venture capital investor composition of our expected Initial Portfolio at fair value as a percentage of our total assets was as follows:

Current Investment Pipeline

        As part of the acquisition of our Initial Portfolio, we expect to acquire certain of our Sponsor's unfunded obligations to venture growth stage companies which includes companies in our Initial Portfolio. As of                 , 2013, these funding obligations are expected to include            borrowers from             industries consisting of            secured loans with remaining funding obligations of

$             million. We cannot assure you that any of these unfunded obligations will be drawn by the venture growth stage companies.

        In addition, we expect to assume certain of our Sponsor's non-binding term sheets that have been entered into with            venture growth stage companies for an aggregate value of $             million as of                , 2013. These non-binding term sheets represent additional potential investment opportunities for us. We cannot assure you that we will close on all or any of these investment opportunities. Our Adviser's professionals are in various stages of reviewing and evaluating other debt financing opportunities with other prospective borrowers. We cannot assure you that these opportunities will successfully pass our investment selection process, we will be awarded such opportunities or these investment opportunities will pass our diligence process.

Investment Strategy

Overview

        Our investment objective is to maximize our total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation. We expect to achieve our investment objective by relying on a core investment philosophy described as the "Four Rs." The Four Rs stand for:

  •
  Relationships—We expect to develop and maintain deep, longstanding and profitable relationships with our Sponsor's preferred group of top tier venture capital investors, borrowers and entrepreneurs.

  •
  Reputation—We expect to preserve and extend the strong reputation of our Sponsor's brand and franchise when interacting with venture capital investors, borrowers and entrepreneurs and when making both underwriting and investment monitoring decisions.

  •
  References—We expect that direct referrals will be a critical part of our investment origination process. We will strive to make every venture capital investor, borrower and entrepreneur a reference so that they not only work with us again but encourage others to work with us also.

  •
  Returns—We expect that by focusing on relationships, reputation and references, in addition to providing creative and flexible capital, we will be able to generate strong risk-adjusted returns.

        We intend to invest primarily in (i) secured loans that have a first- or second-lien or mezzanine collateral position and that are used by venture growth stage companies to finance their continued expansion and growth, or "growth capital loans," (ii) equipment-secured loans, which may be structured as leases, that have a first-lien collateral position on specified mission-critical equipment, or "equipment financings," and (iii) direct equity investments in venture growth stage companies in their current or next round of private preferred equity financing on the same terms and conditions as the company's venture capital investors in the round. In connection with our growth capital loans and equipment financings, we generally expect to receive warrants that allow us to participate in any equity appreciation of our borrowers and enhance our overall investment returns.

Target Venture Growth Stage Companies

        Companies at the venture growth stage have distinct characteristics differentiating them from venture capital-backed companies at other stages in their development lifecycle. Particularly, these companies generally have begun to approach critical mass and now seek to scale operations to build a commanding market position. We expect our target portfolio companies to primarily fall within the venture growth stage and have many, if not all, of the following characteristics:

  •
  financing from a member of our Sponsor's preferred group of top tier venture capital investors with whom our Sponsor has an established history of providing secured loans alongside equity investments made by these venture capital investors;

  •
  focused in technology, life sciences or other high growth industries;

  •
  completion of their primary technology and product development;

  •
  meaningful customer sales, commitments or orders and have generated or we believe are reasonably expected to generate within the current fiscal year at least $20 million in annual revenues;

  •
  a strong outlook for continued and rapid revenue growth and a path to sustainable profitability typically within a three-year period from our investment;

  •
  a leadership position in its market (or the potential to establish a leadership position) with defensible barriers to entry;

  •
  an experienced management team with a successful track record;

  •
  strong support from venture capital investors in the form of meaningful invested equity capital or willingness to invest additional equity capital to provide a debt financing cushion;

  •
  proprietary and valuable intellectual property;

  •
  meaningful enterprise value as indicated by a recent valuation as determined by a third-party with, in our Adviser's senior investment team's opinion, the potential for upside; and

  •
  a balanced current financial condition along with a strategic intended use of proceeds.

        The venture growth stage is generally considered the point in a venture capital-backed company's lifecycle at which the company begins operational and financial preparations for a liquidity event, such as an initial public offering or private sale. We believe that our focus of lending primarily to venture growth stage companies will enable us to generate current income with a lower risk of loss, along with the potential for more consistent equity-like gains, due to their revenue profile, product validation, customer traction, intellectual property, enterprise value, financial condition and equity capital base. We may invest opportunistically in venture capital-backed companies at other lifecycle stages of development when our Adviser's senior investment team believes that they present an attractive investment opportunity for us, subject to our compliance with applicable requirements under the 1940 Act.

        We believe that the profiles of the venture growth stage companies that we target mitigate our downside risk because these companies have more options to repay our debt financing through:

  •
  cash flow either from achieving the strong and rapid revenue and profitability plans targeted at the time of our underwriting or from reducing growth and associated operating expenses;

  •
  receiving additional cash from new equity investors based on the progress and development made by the company and their outlook for growth or from existing equity investors to avoid them from otherwise losing all of their invested capital given our ability to foreclose on our collateral;

  •
  receiving acquisition offers from strategic or other financials investors or undertaking an initial public offering, given the stage of development of their underlying technology and products; or

  •
  in a worst case scenario, liquidating underlying assets.

Invest with our Sponsor's Preferred Group of Top Tier Venture Capital Investors

        We generally expect to (i) benefit from the relationships developed by our Sponsor as part of its TriplePoint Lifespan Approach and (ii) target investment opportunities from a preferred group of top tier venture capital investors with whom our Adviser's senior investment team has an established history of providing secured loans alongside equity investments made by these venture capital investors. We believe these well-recognized firms have consistently generated strong returns through superior selection processes and access to quality venture capital-backed opportunities. As a result of this strategy, we will be able to focus and narrow our investment sourcing efforts to those investment opportunities provided by top tier venture capital investors with exceptional track records targeting investments in Silicon Valley, Boston, Chicago, Los Angeles, New York City, San Diego, Washington, D.C., the United Kingdom, Israel and other leading venture capital locations. We expect these relationships to serve as an important source of investment opportunity referrals for us. We will work with our preferred group of top tier venture capital investors to identify debt financing opportunities within their portfolio companies that have proven management teams, strong venture capital investor support, large market opportunities, innovative technology or intellectual property, potential for meaningful warrant and/or equity returns and sufficient cash reserves to complement a potential debt financing opportunity. These top tier firms manage over $50 billion of capital and continue to raise additional funds to meet the growing investment opportunities from venture growth stage companies. Since            , these top tier firms have made over            venture capital investments, according to Dow Jones VentureSource.

Focus in Technology, Life Sciences and other High Growth Industries

        We generally expect to target technology, life sciences and other high growth industries and further specialize in subsectors within each of these industries including:

  •
  Technology—areas of focus include: communications, networking, wireless communications, electronics, hardware, data storage, semiconductors, information services, internet and media, software, cloud computing, software as a service and other technology related subsectors;

  •
  Life Sciences—areas of focus include: biotechnology, drug delivery, drug discovery, pharmaceuticals, bioinformatics, medical, surgical and therapeutic devices, healthcare services, healthcare information systems and other life science related subsectors; and

  •
  Other High Growth Industries—areas of focus vary depending upon our Adviser's investment strategy.

Our Adviser will seek to invest in those subsectors where a member of our Sponsor's preferred group of top tier venture capital investors and our Adviser see opportunities for innovation, globalization, demand and other drivers of change create significant business opportunities for venture growth stage companies with cutting edge technology, differentiated value propositions and sustainable competitive advantages. As a result, we believe that companies in these subsectors are more likely to attract significant investment from venture capital investors, private equity firms or strategic partners and are a more attractive candidate for a liquidity event than a company in a non-high growth industry.

Offer Creative Financing Solutions with Attractive Risk-Adjusted Pricing

        Debt financings for venture growth stage companies are extremely diverse with uses of proceeds, repayment structures and value propositions varying considerably among different company types. Our debt financings are customized based on a host of factors, including our review and analysis of each company's management team, business outlook, underlying technology, support from its venture capital investors, products or services, current and future financial profile, intended use of our proceeds and anticipated payback structure, timing of a liquidity event and upside potential. The diversity of debt financing possibilities requires prospective lenders to demonstrate a high degree of expertise, specialization, willingness to provide customized products and flexibility. We believe the members of our Adviser's senior investment team are uniquely situated given their extensive industry background and lending experience in the technology, life sciences and other high growth industries, as well as venture capital, private equity and credit, to analyze, structure and underwrite such debt financings. We believe that we have the ability to appropriately price the investment opportunities we originate based upon the debt structures we employ and the individual risk profiles of our borrowers to generate attractive risk-adjusted returns for us and our stockholders.

Generate Equity Upside over Time through Warrant and Equity Investments

        In connection with our secured loans, we generally expect to receive, at fair value, warrants to acquire preferred or common stock in a venture growth stage company typically at either the same price per share paid by the company's venture capital investors in its last round of equity financing or a recent valuation of the venture growth stage company as determined by a third-party. We expect warrant coverage generally to range from 2% to 10% of the committed loan amount. The warrants we generally expect to obtain typically include a "cashless exercise" provision to allow us to exercise these rights without any additional cash investment. We also expect to generally receive the opportunity to invest equity directly in our venture growth stage companies in their current or next round of private financing. We believe that making equity investments and receiving warrants in venture growth stage companies with exit events on the horizon, such as an initial public offering or private sale, increases the likelihood of equity appreciation and enhanced investment returns.

Utilize a Disciplined Investment Process

        Our Adviser's senior investment team intends to build upon the more than 25 years of experience and expertise of Mr. Labe, one of our Sponsor's co-founders, and the track record developed by our Sponsor since its inception for reviewing prospective borrowers and potential financings, structuring those financings and subsequently monitoring those that are pursued and made, through which our Adviser's senior investment team has succeeded in making profitable investments and minimizing credit losses. Additionally, we believe that the credit performance of our venture growth stage companies and the returns associated with lending to these companies will be enhanced through our Adviser's focus on originating investments primarily through our Sponsor's preferred group of top tier venture capital investors and having a real-time understanding of their support of our prospective and existing borrowers.

Employ Active Portfolio Management Processes

        Our Adviser utilizes an extensive internal credit tracking and monitoring approach to regularly follow a venture growth stage company's actual financial performance and achievement of business-related milestones to ensure that the internal risk rating assigned to each venture growth stage company investment is appropriate. This process has been refined and validated over the more than 25 years of experience of Mr. Labe, one of our Sponsor's co-founders, and the track record developed by our Sponsor since its inception and is based, in part, on their expertise, familiarity and deep understanding of the risk associated with investing in various stages of a venture capital-backed company's lifespan. The analysis focuses on both quantitative metrics, such as cash balance and cash burn, and our Adviser's qualitative assessment in various areas, such as the outlook for the borrower's industry segment, progress of product development, overall adherence to the business plan, financial condition, future growth potential and ability to raise additional equity capital. Our Adviser will maintain regular dialogue and contact with our borrowers' management teams to discuss, among other topics, business progress, cash flow, financial condition and capital structure issues. Our Adviser will also engage in regular dialogue with the venture capital investors in our borrowers to understand and assess the company's progress and development and the venture capital investor's level of support for our borrower and in conjunction with the Four Rs, our core investment philosophy, will determine the appropriate course of action for borrowers on our Credit Watch List.

Market Opportunity

        We believe that the current and near-term market environment is favorable for us to pursue an investment strategy focused primarily in venture growth stage companies in technology, life sciences and other high growth industries, with a primary focus on companies that have received investment capital from our Sponsor's preferred group of top tier venture capital investors. Our Sponsor has an established history of investing in companies in which these top tier venture capital investors have previously invested.

  •
  Stages of Venture Capital-backed Companies and the Appeal of Venture Growth Stage Companies.  We categorize venture capital-backed companies into the following five lifecycle stages of development:

    •
    Seed Stage—Seed stage companies are true "start-ups" and may be in a purely conceptual phase where product development has not yet begun. These companies are typically funded by angel and seed investors and may have received small investments from venture capital investors to fund operations.

    •
    Early Stage—Early stage companies are typically actively building their management teams and designing and developing products, some of which may be in beta tests with potential customers or in initial clinical trials. These companies typically have received one or more rounds of equity financing from one or more venture capital investors. Early stage venture capital-backed companies typically rely on additional equity capital from venture capital investors to fund operations. Some of these companies may have begun to generate revenues.

    •
    Later Stage—Later stage companies are typically finishing product development or transitioning beyond their initial beta customers and include companies that have passed through one or more phases or stages of a clinical trial or approval process. Typically, these companies generate some revenues and often have received several rounds of venture capital or private equity financing. Later stage venture capital-backed companies typically rely on additional equity capital from venture capital funds, private equity funds or strategic partners, as well as potentially third-party licensing revenue, to fund operations.

    •
    Venture Growth Stage—Venture growth stage companies are focused on broadly marketing their products, optimizing production capacity for existing products and expanding production capacity for newer or upcoming products. Venture growth stage companies generally have many, if not all, of the following characteristics: (i) venture capital equity financing; (ii) focused in technology, life sciences or other high growth industries; (iii) completion of their primary technology and product development; (iv) meaningful customer sales, commitments or orders and have generated or we believe are reasonably expected to generate within the current fiscal year at least $20 million in annual revenues; and (v) a strong outlook for continued and rapid revenue growth.

    •
    Public Stage—Public companies have shares publicly traded.

  •
  Attractive Financing Source for Venture Growth Stage Companies and Their Venture Capital Investors.  By using debt financing, a venture growth stage company can (i) diversify its funding sources; (ii) augment its existing capital base and operating capital; (iii) scale its business operations and accelerate growth; (iv) fund administrative expenses ahead of anticipated corresponding revenue; (v) expand its product offerings through internal development or acquisitions; (vi) lower the upfront costs of capital expenditures; (vii) build and/or expand its leadership positions within its markets; and (viii) postpone the need for its next round of equity financing, in each case, extending its cash available to fund operations without incurring substantial equity dilution for its existing venture capital investors and management team during a critical time in its lifecycle when it is attempting to meaningfully build enterprise value.

  •
  Large and Growing Market for Debt Financing to Venture Growth Stage Companies.  Historically, venture growth stage companies have used a combination of equity and debt financing to keep their overall cost of capital low and to increase capital availability. Venture lending and leasing is a large and growing market driven primarily by venture capital investment activity. According to the National Venture Capital Association, from January 1, 2009 through March 31, 2013, U.S. venture capital firms have raised more than $72 billion for approximately 750 new funds. During the same time period, U.S. venture capital firms invested more than $100 billion of capital, which provides significant debt financing opportunities for us. As of              , 2013, U.S. venture capital firms had approximately $           billion of capital under management.

    The following chart illustrates U.S. venture capital firm fund raising, by total dollar amount and number of funds.

    Source: Thomson Reuters & National Venture Capital Association

    The following chart illustrates the total number of U.S. venture capital investments, by the number of deals, and the total dollar amount invested in those deals during the respective time period.

    Source: Thomson Reuters & National Venture Capital Association

  •
  Venture Capital Support Minimizes Downside Risk.  In many cases, venture capital-backed companies raise debt in conjunction with, or immediately after, a substantial venture capital investment in the company. This equity investment supports the secured loan by providing a source of cash to help service the company's debt obligations in addition to potential cash flow from revenues. Repayment of the debt typically begins shortly after the loan is funded. In addition, because the loan ranks senior in priority of payment to the equity investment, the company must repay that loan before the venture capital investor realizes a return on its equity investment. If the company subsequently becomes distressed, its venture capital investor will likely have an incentive to assist it in avoiding a payment default, which could lead to foreclosure on the secured assets. We believe that the support of venture capital investors increases the likelihood that a secured loan will be repaid.

    In addition, we believe that the structure of debt financing to venture capital-backed companies generally provides (i) collateral to the lender against the downside risk of loss; (ii) return of capital to the lender in a relatively short timeframe compared to an equity investment; and (iii) a senior position in the capital structure compared to an equity investor. Further, debt financing to venture capital-backed companies does not require a liquidity event such as an initial public offering or private sale in order for the lender to realize a return. We believe that the support of venture capital investors increases the likelihood that a debt financing will be repaid in full because such investor will be incentivized to avoid a secured loan payment default.

  •
  Longer Timing from Initial Investment to Exit Through an Initial Public Offering or Private Sale.  As initial public offering and private sale activity continues to rebound from the recession lows, venture capital-backed companies continue to raise more capital across their lifecycles. In the current market environment, successful venture growth stage candidates for initial public offerings and private sale exits increasingly require more time to achieve revenue targets, product validation and profitability. These longer timeframes put additional strain on venture capital-backed company balance sheets, leading to the need for additional financing in order to meet the desired exit opportunity criteria. For example, according to the National Venture Capital Association's 2013 Yearbook, in 1998, the average age of a U.S. venture capital-backed company prior to its initial public offering was approximately three years; that number has steadily increased to eight years in 2012, thus increasing the need for additional debt funding. We expect venture growth stage companies and their venture capital investors will continue to view debt financing as an attractive source of capital because it augments the capital provided by venture capital investors. Additionally, we believe debt financing provides both venture growth stage companies and their venture capital investors with opportunities to diversify their capital sources, supports a higher valuation through internal growth and provides capital needed to grow during an extended period prior to a liquidity event.

    The following chart illustrates the average number of years it took a U.S. venture growth stage company to complete an initial public offering from 1998 through 2012.

    Source: Thomson Reuters & National Venture Capital Association

  •
  Highly Fragmented, Underserved Market with High Barriers to Entry.  The market for debt financing for venture growth stage companies is less developed given the nontraditional financial profile of borrowers, the nature of their collateral and the unique cash flow characteristics. Debt financing for venture growth stage companies is extremely heterogeneous—the types, structures and sizes of debt financings often vary significantly depending on a particular company's industry and its current or near-term level of development. The availability of debt financing for venture capital-backed companies is further limited by the distinct credit profiles of these companies and the deep experience and specialized set of skills required to (i) source deal flow and receive investment referrals; (ii) evaluate business prospects, operating characteristics and collateral; (iii) analyze potential transactions; and (iv) customize unconventional transaction structures for these companies.

    This market has generally been underserved by traditional lending sources, such as commercial banks and finance firms, and existing providers of debt financing to venture capital-backed companies. Traditional lenders prefer to lend to large, established businesses with traditional credit profiles, but more importantly, traditional lenders typically have difficulty and lack experience in assessing venture capital backed-companies and are reluctant to underwrite the risk associated with venture capital-backed companies, especially given regulatory restrictions. Accordingly, we have observed that traditional lenders, if willing to provide financing, generally focus on providing small amounts of low risk financings which impose many restrictive covenants and conditions on borrowers, such as limiting cash outflows, borrowing formulas and requiring a significant depository relationship to facilitate rapid liquidation.

    There are a limited number of existing providers of debt financing in the venture growth market today. Most existing debt providers typically lack the focus, market acceptance, expertise, origination platform, capital and operating efficiency to meet all the needs of venture growth companies. Most existing providers do not participate in venture growth stage lending due to their reluctance to underwrite the large financings required by venture growth stage companies, as well as the desire of these providers to structure deals with significantly higher equity upside through warrants than would be possible in the venture growth stage lending market. As a result, most existing providers of debt financing tend to focus on seed, early and late stage venture capital-backed companies instead of venture growth stage companies.

Competitive Strengths

Experienced Senior Investment Team

        Our Adviser's senior investment team is highly experienced and disciplined in providing debt financing across all stages of a venture capital-backed company's lifecycle and has developed long-standing relationships with, and has an established history of investing alongside, premier venture capital investors. Since the launch of our Sponsor's investment platform in 2006, our Adviser's senior investment team has committed approximately $           billion of capital to more than              venture capital-backed companies, generating more than $           million of investment income and $           million of realized warrant and equity gains while incurring less than $           million of credit losses. Of that $           billion of capital, approximately $           million of debt financing went to              venture growth stage companies similar to those we intend to target for investment. James P. Labe, our Chief Executive Officer and Chairman of our Board, is a pioneer of the venture capital lending and leasing segment of the commercial finance industry. Mr. Labe has been involved in the venture capital lending and leasing segment for more than 25 years and played a key role in making venture capital lending and leasing a regular source of capital for venture capital-backed companies. In particular, Mr. Labe founded and served as Chief Executive Officer of Comdisco Ventures, a division of Comdisco, Inc., which managed more than $3 billion in loan and lease transactions for more than 970 venture capital-backed companies and generated more than $500 million in cumulative pre-tax profits over 15 years during his tenure. In addition, Mr. Srivastava worked with Mr. Labe at Comdisco Ventures where he structured, negotiated and managed over $200 million of transactions and also managed the diligence and credit analysis team and has led and overseen our Sponsor's investment analysis, account servicing, portfolio monitoring, documentation and finance groups since its inception.

        In addition, our Adviser's co-founders have worked together for 14 years and its senior investment team includes members with extensive experience and background in the technology, life sciences and other high growth industries as well as venture capital, private equity and credit. Our Adviser's senior investment team has an average of more than          years of relevant experience and an extensive network of industry contacts and venture capital relationships.

Strong Direct Origination Capability

        Our Sponsor is a leading global financing provider devoted to serving venture capital-backed companies with debt financing, equity capital and complementary services throughout their lifespan, including venture growth stage companies. We expect our Adviser will (i) benefit from the relationships developed by our Sponsor as part of its TriplePoint Lifespan Approach and (ii) typically source investment opportunities through referrals from our Sponsor's preferred group of top tier venture capital investors or directly from prospective venture growth stage companies who are seeking debt financing and are attracted by our Sponsor's reputation and extensive track record in the venture growth stage loan market. Additional origination sources for our Adviser include an extensive network of strategic individuals, former and current venture growth stage companies, financial advisers, accounting firms and law firms.

Brand Name Reputation and Platform

        We expect to benefit from the brand name reputation, proven track record, significant deal origination channels, rigorous due diligence process, disciplined underwriting methods, creative investment structuring and hands-on portfolio management and investment monitoring capabilities of our Adviser's senior investment team. We believe that the Four Rs, our core investment philosophy, will be critical to continuing our brand name reputation and differentiating us from our competitors. Historically, our Sponsor has used its existing capital sources to fund financing opportunities across all of its business segments which target every stage of a venture capital-backed company's lifecycle. Given the profile and opportunity of the venture growth stage loan market, we were organized by our Sponsor to be its publicly-traded vehicle primarily focused in the venture growth stage segment of a venture capital-backed company's lifecycle.

Differentiated Focus

        We believe there are a limited number of lenders that focus on providing debt financing to venture growth stage companies due to the distinct credit profiles of these companies and the deep experience and specialized set of skills required to (i) source deal flow and receive investment referrals; (ii) evaluate business prospects, operating characteristics and collateral; (iii) analyze potential transactions; and (iv) customize unconventional transaction structures for these companies. Existing debt providers to venture capital-backed companies typically lack the focus, market acceptance, expertise, origination platform, capital and operating efficiency to meet the needs of venture growth stage companies. Additionally, many existing debt providers to venture capital-backed companies target specific high growth industry segments, instead of our general high growth industry approach, or specific stages of development, such as lending to companies that are in the seed, early or later stages of development rather than companies in the venture growth stage. The venture growth stage is generally considered the point in a venture capital-backed company's lifecycle at which the company begins operational and financial preparations for a liquidity event, such as an initial public offering or private sale. We believe that our focus primarily on the venture growth stage will enable us to generate current income with a lower risk of loss, along with the potential for more consistent equity-like gains, due to their revenue profile, product validation, customer traction, intellectual property, enterprise value, financial condition and equity capital base.

Strong Relationship-Based Approach with Top Tier Venture Capital Investors

        Our Adviser will utilize a relationship-based lending strategy which primarily targets investment opportunities provided by our Sponsor's preferred group of top tier venture capital investors with exceptional track records targeting investments in Silicon Valley, Boston, Chicago, Los Angeles, New York City, San Diego Washington, D.C., the United Kingdom, Israel and other leading venture capital locations. We believe these well-recognized investors have consistently generated strong returns through superior selection processes and access to quality venture capital-backed opportunities. Therefore, we believe our Sponsor's preferred group of top tier venture capital investors has a better ability to raise additional funds which will drive greater additional future debt financing opportunities for us. According to Dow Jones VentureSource, these top tier investors manage over $50 billion of capital and have made over            investments since            . Our Adviser's senior investment team has an established history of providing secured loans alongside equity investments made by these venture capital investors and will work with them to (i) identify debt financing opportunities within their portfolio companies that have proven management teams, strong venture capital investor support, large market opportunities, innovative technology or intellectual property and sufficient cash on hand and equity backing to support a potential debt financing opportunity on attractive risk-adjusted terms and (ii) diligently monitor the progress and creditworthiness of our borrowers as well as have a real-time understanding of their support of our borrowers.

Investment Structure

        We expect to offer a full range of creative, flexible and customized secured financing products. While each product is different, an illustration of the usual timing for a product's initial facility fee, amortized interest and principal payments, end-of-term payments and warrant equity sale proceeds, if any, is set forth below:

        Although the general components of our debt products will be substantially the same, we expect to customize our investments on a case-by-case basis based on our Adviser's senior investment team's experience and their analysis of a prospective borrower. For example, the length of a transaction, the interest-only period, the amortization period and the collateral position may vary. The key attributes of our debt-financing products will generally reflect the following:

  •
  investments in growth capital loans ranging from $5 million to $50 million and investments in equipment financings ranging from $5 million to $25 million;

  •
  security from off-the-shelf and non-customized equipment for equipment financings and/or a security position in all or substantially all of a company's assets, including a negative pledge on its intellectual property in certain circumstances;

  •
  equity "kickers" in the form of warrants to acquire preferred or common stock in the venture growth stage company typically at either the same price per share paid by the company's venture capital investors in its last round of equity financing or a recent valuation of the venture growth stage company as determined by a third-party;

  •
  attractive unlevered yield-to-maturity;

  •
  short repayment periods, typically 36 to 60 months or less, with some, if not full, principal amortization;

  •
  flexible covenant structure including affirmative and negative covenants, default penalties, lien protection, investor abandonment provisions, material adverse change provisions, change-of-control provisions and restrictions on additional use of leverage; and

  •
  investments that our Adviser's senior investment team believes have a low probability of loss due to their expertise and the revenue profile, product validation, customer commitments, intellectual property, financial condition and enterprise value of the potential opportunity.

Growth Capital Loans

        Our growth capital loans typically have varying collateral positions, which are described in detail below.

First-lien Growth Capital Loans

        Our first-lien growth capital loans will be structured with a first-priority lien on the assets of a venture growth stage company that will serve as collateral in support of the repayment of such loans. These growth capital loans typically provide for moderate loan amortization in the early period of the loan, with the majority of the amortization deferred until 24 to 48 months after the loan's funding date or its maturity. We expect to underwrite our first-lien growth capital loans to an unlevered yield-to-maturity on these loans generally ranging from 11% to 15%, which may include, current interest payments, upfront and facility fees, an end-of-term payment and/or a PIK interest payment. Our end-of-term payments are contractual and fixed interest payments due at the maturity date of the loan, including upon prepayment, and are a fixed percentage of the original principal balance of the loan. The portion of our end-of-term payments which equal the difference between our yield-to-maturity and the stated interest rate on the loan are treated as PIK interest payments and are recognized as non-cash income until they are paid. Certain first-lien growth capital loans may allow for direct financing by third-parties, including banks, of receivables, equipment or inventory, where the collateral for such financing is the underlying financing asset and may at times include certain security interests in bank accounts associated with the venture growth stage company or related assets. In connection with our first-lien growth capital loans, we generally expect to receive warrants or equity participation rights that allow us to participate in any equity appreciation and enhance our overall investment returns.

Second-lien Growth Capital Loans

        Our second-lien growth capital loans will be structured with a second-priority lien on the assets of a venture growth stage company below an existing senior secured or first-lien position in priority. These growth capital loans typically provide for moderate loan amortization in the early period of the loan, with the majority of the amortization deferred until 24 to 48 months after the loan's funding date or its maturity. We expect to underwrite our second-lien growth capital loans to an unlevered yield-to-maturity on these loans generally ranging from 12% to 18%, which may include, current interest payments, upfront and facility fees, an end-of-term payment and/or a PIK interest payment. Our end-of-term payments are contractual and fixed interest payments due at the maturity date of the loan, including upon prepayment, and are a fixed percentage of the original principal balance of the loan. The portion of our end-of-term payments which equal the difference between our yield-to-maturity and the stated interest rate on the loan are treated as PIK interest payments and are recognized as non-cash income until they are paid. Certain second-lien growth capital loans may be junior in collateral to financing by third-parties, including banks, of receivables, equipment or inventory where the collateral for such financing is the underlying financing asset and a senior lien on all of a venture growth stage company's assets, including certain security interests in bank accounts associated with the venture growth stage company or related assets. In connection with our second-lien growth capital loans, we generally expect to receive warrants or equity participation rights that allow us to participate in any equity appreciation and enhance our overall investment returns.

Mezzanine Growth Capital Loans

        Our mezzanine growth capital loans are substantially similar in their return profiles to our second-lien growth capital loans but are junior in priority to such second-lien growth capital loans.

Equipment Financing

        Our equipment financings will be structured as full payout financings with buyout provisions based on the fair market value of the financed equipment, which is determined at the time the financing is committed. We expect to underwrite our equipment financings to an unlevered yield-to-maturity on these financings generally ranging from 10% to 15%, which may include, current interest payments, upfront and facility fees and an end-of-term payment. Our end-of-term payments are contractual and fixed interest payments due at the maturity date of the loan, including upon prepayment, and are a fixed percentage of the original principal balance of the loan. We expect equipment financings to be collateralized solely by the underlying equipment being financed. We expect that much of the equipment financed by us will consist of standard, off-the-shelf equipment, such as computers, electronic test and measurement, telecommunications, laboratory equipment, manufacturing or production equipment. The underlying collateral is not a primary factor in the structuring of a transaction; we believe that a more important consideration in the credit approval process is the importance of the equipment relative to a venture growth stage company's day-to-day operations. In connection with our equipment financings, we generally expect to receive warrants or equity participation rights that allow us to participate in any equity appreciation and enhance our overall investment returns.

Warrants

        In connection with our secured loans, we generally expect to receive warrants at fair value to acquire preferred or common stock in a venture growth stage company typically at either the same price per share paid by the company's venture capital investors in its last round of equity financing or a recent valuation of the venture growth stage company as determined by a third-party. As a venture growth stage company's value appreciates and in conjunction with either a sale of the company or an initial public offering, we expect to achieve additional investment returns from these warrants. Warrants granted in connection with our secured loans will typically be based on a percentage of the committed loan amount and may be earned at document execution and/or as the loan is funded. We expect warrant coverage generally to range from 2% to 10% of the committed loan amount.

Direct Equity Investments

        In connection with our secured loans, we typically obtain equity investment rights that allow us to invest in a venture growth stage company's current or next round of private preferred equity financing on the same terms and conditions as the company's venture capital investors in the round. We expect these equity investment rights to typically range from $100,000 to $5 million in size (generally not exceeding 5% of the company's total equity), although we are under no obligation to make any such investment. Typically, these are passive investments (we do not take a board of director seat in the company) but can be strategically valuable and beneficial as an enhancement to our relationship with the venture growth stage company and to our economic return by generating meaningful return on capital committed.

Investment Selection Process

        We expect our Adviser will (i) benefit from the relationships developed by our Sponsor as part of its TriplePoint Lifespan Approach and (ii) typically source investment opportunities through referrals from our Sponsor's preferred group of top tier venture capital investors or directly from prospective borrowers who are seeking debt financing. Many of these prospective borrowers are attracted to our Sponsor's reputation, extensive track record in the venture growth stage loan market, Four Rs' core investment philosophy, and/or may have previously had a lending relationship with our Sponsor. Additional origination sources for our Adviser include an extensive network of strategic industry contacts, including former and current venture growth stage companies, financial advisers, commercial banks and accounting and law firms. Our Adviser also identifies companies with strong management teams and innovative technology to proactively generate debt financing opportunities.

        We primarily expect to target investment opportunities from a preferred group of top tier venture capital investors with whom our Adviser's senior investment team has an established history of providing secured loans alongside equity investments made by these venture capital investors.            However, having backing from one of these venture capital investors does not guarantee financing from

us. Prospective borrowers must further qualify based on our Adviser's rigorous underwriting criteria and generally must have many, if not all, of the following characteristics:

  •
  financing from a member of our Sponsor's preferred group of top tier venture capital investors with whom our Sponsor has an established history of providing secured loans alongside equity investments made by these venture capital investors;

  •
  focused in technology, life sciences or other high growth industries;

  •
  completion of their primary technology and product development;

  •
  meaningful customer sales, commitments or orders and have generated or we believe are reasonably expected to generate within the current fiscal year at least $20 million in annual revenues;

  •
  a strong outlook for continued and rapid revenue growth and a path to sustainable profitability typically within a three-year period from our investment;

  •
  a leadership position in its market (or the potential to establish a leadership position) with defensible barriers to entry;

  •
  an experienced management team with a successful track record;

  •
  strong support from venture capital investors in the form of meaningful invested equity capital or willingness to invest additional equity capital to provide a debt financing cushion;

  •
  proprietary and valuable intellectual property;

  •
  meaningful enterprise value as indicated by a recent valuation as determined by a third-party with, in our Adviser's senior investment team's opinion, the potential for upside; and

  •
  a balanced current financial condition along with a strategic intended use of proceeds.

        We believe that the profiles of the venture growth stage companies that we target mitigate our downside risk because these companies have more options to repay our debt financing through:

  •
  cash flow either from achieving the strong and rapid revenue and profitability plans targeted at the time of our underwriting or from reducing growth and associated operating expenses;

  •
  receiving additional cash from new equity investors based on the progress and development made by the company and their outlook for growth or from existing equity investors to avoid them from otherwise losing all of their invested capital given our ability to foreclose on our collateral;

  •
  receiving acquisition offers from strategic or other financials investors or undertaking an initial public offering, given the stage of development of their underlying technology and products; or

  •
  in a worst case scenario, liquidating underlying assets.

        Upon referral or contact, a prospective borrower will be added to our Adviser's on-line client management system and assigned to one of our Adviser's Originations professionals who becomes the prospective borrower's primary contact with us. The Originations professional will evaluate the prospective borrower in more depth to understand its debt financing needs and to determine whether or not it is qualified under our criteria. Upon initial screening, the Originations professional will generally meet with the prospective borrower and perform a preliminary investigation of the prospective borrower's management, operations and business outlook. The Originations professional will generally consult with, and gather information from, a wide variety of industry sources to assess the prospective borrower and its industry. In addition, the Originations professional will typically reach out to the prospective borrower's venture capital investors to understand the background of their investment in the company, their outlook for the company, the company's market and products, the company's goals and objectives associated with the proposed debt financing and the venture capital investor's level of continued financial support for the company. If the Originations professional is satisfied with the preliminary assessment of the prospective borrower's management, operations and business prospects, the Originations professional will submit an internal pre-screen memorandum of the proposed debt transaction to our Adviser's senior investment team for discussion and review, as well as for pricing and structuring guidance. Each potential investment opportunity that our Adviser's Originations professionals determine merits investment consideration will be presented and evaluated at a weekly meeting in which our Adviser's senior investment team discusses the merits and risks of a potential investment opportunity, as well as the due diligence process and the pricing and structure. If our Adviser's senior investment team believes an investment opportunity fits our investment profile, the Originations professional will submit a non-binding term sheet to the prospective borrower.

Diligence Process

        Assuming the non-binding term-sheet submitted to the prospective borrower is subsequently executed, the investment opportunity is then subject to our Adviser's rigorous diligence and credit analysis process, which is based on its senior investment team's extensive experience and tailored specifically for venture growth stage companies. This process differs notably from traditional lending analysis, combining both qualitative and quantitative analysis and assessment, versus traditional, purely quantitative credit analyses. There is a heavy orientation towards a qualitative and subjective investment-oriented review, taking into account such factors as:

  •
  investor quality, track record and expected level of participation in future financing events;

  •
  management team experience, completeness, performance to date, and ability to perform;

  •
  industry segment/market attractiveness and outlook, competitive dynamics, and growth potential;

  •
  detailed assessment and analysis of the venture growth stage company's current products or technology and future products or technology, including value proposition and return on investment to its customers and its ability to expand and grow its customer base;

  •
  current and future financial position, including financial projections and sensitivity analyses, historical performance, cash balance and burn analysis, capitalization structure, feasibility of financial plan and underlying assumptions, break-even/profitability timing, future cash needs and future financing plans;

  •
  stage of development and execution timeline and milestones and the likelihood and feasibility of achieving such milestones; and

  •
  transaction risk/return profile—assessing the strengths, weaknesses, risks, loan-to-value, liquidation values and outlook of the borrower compared to the structure, pricing, potential returns, likelihood of repayment and collateral structure of the proposed debt financing.

        Our Adviser's diligence and credit analysis process typically includes on-site visits by one of our Adviser's Investment and Credit Analysis professionals to a prospective borrower's headquarters and other facilities, interviews with key management and board members and reference checks on senior management. In addition, the diligence process may include discussions with key industry research analysts, other industry participants, customers and suppliers, where appropriate. One of our Adviser's professionals will also typically review the prospective borrower's organizational documents and structure, capital structure, assets, liabilities, employee plans, key customer or supplier contracts, legal and tax matters and other relevant legal documentation. The Investment and Credit Analysis professional will submit a detailed credit and due diligence memorandum describing and analyzing the proposed transaction, as well as the outcome of the diligence and credit analysis activities. This memorandum is circulated to members of our Adviser's Investment Committee in advance of its meetings.

Investment Committee

        The objective of our Adviser's Investment Committee will be to leverage its members' broad historical experience, including significant entrepreneurial, credit, venture capital, and industry expertise assessing the risk and needs of venture growth stage companies and appropriateness of prospective transactions, assessing the risk/return profile of proposed transactions, assessing the independent diligence and credit analysis and providing a forum for independent and unbiased thought, discussion, and assessment.

        Upon completion of this offering, our Adviser's Investment Committee will be comprised of            individuals: Messrs. Labe, Srivastava and            . The Investment Committee will meet weekly and more frequently on an as-needed basis. The applicable Investment and Credit Analysis professional will present the transaction, results of the professional's diligence review and credit analysis and the professional's recommendations to the Investment Committee. During the presentation, Investment Committee members typically ask questions, ask for clarifications, state opinions and assessments and make other comments. When there are no further questions and the discussions have concluded, the Investment Committee will hold a vote and typically will only approve the proposed transaction if it receives unanimous consent from all of the Investment Committee members. In certain situations, the Investment Committee may ask the Investment and Credit Analysis professional to perform additional analysis and resubmit the transaction at a later Investment Committee meeting. No single criterion will determine a decision to invest. The Investment Committee members will weigh all the factors, both qualitative and quantitative, when making an investment decision.

        Set forth below is an illustration of our expected investment selection process:

Investment Monitoring and Portfolio Management

        Our Adviser will utilize an extensive internal credit tracking and monitoring approach to follow a borrower's actual financial performance and achievement of business-related milestones to ensure that the internal risk rating assigned to each borrower is appropriate. This process has been refined and validated over the more than 25 years of experience of Mr. Labe, one of our Sponsor's co-founders, and the track record developed by our Sponsor since its inception and is based in part on their expertise and deep understanding of the risk associated with investing in various stages of a venture capital-backed company's lifespan. The analysis focuses on both quantitative metrics, such as cash balance and cash burn, and our Adviser's qualitative assessment in various areas, such as the progress of product development, overall adherence to the business plan, future growth potential and ability to raise additional equity capital. Our Adviser will maintain regular dialogue and contact with our borrowers' management teams to discuss, among other topics, business progress, cash flow, financial condition and capital structure issues. Our Adviser will also engage in regular dialogue with the venture capital investors in our borrowers to understand and assess the company's progress and development and the venture capital investor's level of support for our borrower.

        Each of our borrowers will have assigned a "Customer Team" consisting of staff from our Adviser's Originations, Investment and Credit Analysis, Customer Monitoring and Legal teams. Having a dedicated Customer Team for each borrower further strengthens the relationship we have with the borrower, which is a key component of our Adviser's strategy and affords our Adviser consistent and continuous interaction with our borrowers. A Customer Monitoring professional will be assigned to all borrowers to ensure compliance with financial statement reporting, insurance filing and timely payment requirements. These professionals will review the various financial statements, compliance reports and other documents received from our borrowers on a monthly or quarterly basis, as well as publicly filed financing statements, such as UCC financing statements and press releases, and will enter them into our Adviser's online platform for review by the rest of the Customer Team. In the event of a missed payment or if other credit issues arise, the Customer Monitoring professional will contact other members of the Customer Team to initiate escalation procedures.

        On a weekly basis, our Investment Committee and Adviser will review material events and information on our borrowers and discuss in detail those borrowers that are performing below expectations. On a quarterly basis, or more frequently as needed, our Originations and Investment and Credit Analysis will undertake an extensive re-evaluation of each borrower and prepare a portfolio update. Key topics that will be reviewed include timing/status of the next equity financing round, cash balance and burn rate, financial and operational progress, and covenant adherence. All of these meetings are attended by each member of our Adviser's Investment Committee, senior investment team and the "Customer Team" for the specific borrower being reviewed.

        If the outlook for a borrower, its industry or a borrower's available cash balance or credit rating is deteriorating, or there is material downturn in the borrower's standing since our last review, we will add the borrower to our Credit Watch List and our Originations and Investment and Credit Analysis professionals will contact the borrower and its venture capital investors to discuss and understand any changes. Our Originations and Investment and Credit Analysis professionals will actively work to maintain an open dialogue with borrowers on the Credit Watch List to work to limit the likelihood of a default. Utilizing the Four Rs, our core investment philosophy, our Adviser will assess each borrower on our Credit Watch List and, based on the recommendations from our Originations and Investment and Credit Analysis professionals and from our discussions with and representations made from the borrower's venture capital investors, will determine the appropriate course of action, including decisions to enforce our rights and remedies, modify or waive a provision of our investments, declare a default, settle or request early pay-off, or wait for an external event, such as an acquisition or financing, to receive additional consideration in the form of fees or warrants. Our Adviser will generally expect to be able to sell collateral with the help of management, repossess and auction assets, restructure, settle or wait for an external event. If bankruptcy is a possibility, our Adviser may utilize outside counsel to provide advice on avoiding this outcome or to minimize the adverse effects on us.

        Our Adviser will maintain a Credit Watch List with borrowers placed into five groups:

Category	Category Definition	Action Item
Clear (1)	Performing at plan or above.	Review quarterly.
White (2)	Monitor due to less than 6 months of operating capital and fundraising, initial or private sale underway.	Contact portfolio company regularly regarding liquidity event or improvement in business performance.
Yellow (3)	Caution/Concern due to prolonged fundraising, less than 3 months of operating capital, performing below plan or concerns regarding business, industry, management or investors.	Contact portfolio company monthly or more frequently as determined by our Adviser's Investment Committee; contact investors to confirm support.
Orange (4)	Needs close attention due to operating capital position, materially behind plan and/or weak investor support.	Contact portfolio company weekly or more frequently as determined by our Adviser's Investment Committee; contact investors regularly; our Adviser forms a workout group to minimize risk of loss.
Red (5)	Serious concern/trouble due to default or equivalent and/or loss pending.	Maximize value from assets.

        The following table shows the investment rankings of our expected Initial Portfolio as of            , 2013:

Credit Category	Fair Value	% of Portfolio	Number of Investments
Clear (1)
White (2)
Yellow (3)
Orange (4)
Red (5)

        As of            , 2013, the weighted average investment ranking of our expected Initial Portfolio based on investment fair value was        .

        Set forth below is an illustration of our expected investment monitoring and portfolio management process:

SBIC

        Following the completion of this offering, we may apply for a Small Business Investment Company, or "SBIC," license from the U.S. Small Business Administration if we believe that it will further our investment strategy and enhance our returns. SBICs are exempt from registration as investment companies under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. If this application is approved, our SBIC subsidiary would be a wholly owned subsidiary and able to rely on an exclusion from the definition of "investment company" under the 1940 Act. Our SBIC subsidiary would have an investment objective substantially similar to ours and would be able to make similar types of investments in accordance with SBIC regulations.

Competition

        Debt financing for venture capital-backed companies is extremely heterogeneous—the types, structures and sizes of debt financings often vary significantly depending on a particular company's industry and its current or near-term stage of development. The profile and underwriting characteristics of an early stage venture capital-backed company are very different from those of a later stage venture capital-backed company and/or those of a venture growth stage company. Furthermore, within venture growth stage companies, the uses, structures and value propositions of debt financing vary considerably among companies and industries and require a high degree of expertise, specialization and flexibility from a lender. Accordingly, we have observed that traditional lenders, if willing to provide financing, generally focus on providing small amounts of low risk financings which impose many restrictive covenants and conditions on borrowers, such as limiting cash outflows, borrowing formulas and requiring a significant depository relationship to facilitate rapid liquidation.

        The availability of debt financing for venture growth stage companies is further limited by the distinct credit profiles of these companies and the deep experience and specialized set of skills required to (i) source deal flow and receive investment referrals; (ii) evaluate business prospects, operating characteristics and collateral; (iii) analyze potential transactions; and (iv) customize unconventional transaction structures for these companies. Existing debt providers to venture capital-backed companies typically lack the focus, market acceptance, expertise, origination platform, capital and operating efficiency to meet all the needs of venture growth stage companies. Additionally, many existing debt providers to venture capital-backed companies target specific high growth industry segments, instead of our general high growth industry approach, or specific stages of development, such as lending to companies that are in the seed, early or later stages of development rather than companies in the venture growth stage.

        Our competitors may include venture-oriented banks, public and private funds, other BDCs, investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. For example, we believe some of our competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which expose them to a wider variety of investments. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or to the distribution and other requirements we must satisfy to maintain our qualification as a RIC.

        We believe we compete effectively with these entities primarily on the basis of our Sponsor's reputation, track record, experience, industry knowledge and relationships and our Adviser's senior investment team's contacts, efficient investment analysis, decision-making processes, creative financing products and highly customized investment terms. We believe that the Four Rs, our core investment philosophy, will be critical to continuing our brand name reputation and differentiating us from our competitors. We do not intend to compete primarily on the financing terms we offer and believe that some competitors make loans with rates that are comparable or lower than our rates. We also believe that our relationship-based approach to investing, which leverages our Adviser's senior investment team's expertise in developing strong relationships with venture capital investors and venture capital-backed companies, understanding their capital needs, structuring and customizing attractive financing solutions to meet those needs throughout their growth lifecycle, puts us in an advantageous position to identify, attract and proactively capitalize on venture growth stage companies' debt needs as they grow and become successful enterprises.

Emerging Growth Company

        We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Although we have not made a determination whether to take advantage of any or all of these exemptions, we expect to remain an emerging growth company for up to five years or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (ii) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended, or the "Exchange Act," which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period. In addition, we have irrevocably opted-out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the "Securities Act," for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not "emerging growth companies."

Properties

        Our executive offices are located at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025. These offices are provided by our Administrator pursuant to the Administration Agreement. We believe that our facilities are suitable and adequate for our business as it is contemplated to be conducted. Our Sponsor is in the process of exploring additional offices in other locations as we continue to expand our business.

Legal Proceedings

        We and our Adviser are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or our Adviser. From time to time, we may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

 PORTFOLIO COMPANIES

        The following table sets forth certain information for each company in our expected Initial Portfolio as of            , 2013. We do not "control" any of our portfolio companies, as defined in the 1940 Act. In general, under the 1940 Act, we would "control" a company if we owned more than 25% of its voting securities and would be an "affiliate" of a company if we owned 5% or more of its voting securities.

Description	Industry	Type of Investment	Interest	Maturity	Principal Amount	Purchase Price
					$	$

Total Investments					$	$

        Set forth below is a brief description of each portfolio company representing greater than 5% of the Initial Portfolio as of            , 2013.

 MANAGEMENT

Our Board and Its Leadership Structure

        Our business and affairs are managed under the direction of our Board. Our Board consists of          members,            of whom are not "interested persons" of our Adviser or its affiliates as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our "independent directors." Our Board elects our officers, who serve at the discretion of our Board. The responsibilities of our Board include quarterly valuation of our assets, corporate governance activities, oversight of our financing arrangements and oversight of our investment activities.

        Oversight of our investment activities extends to oversight of the risk management processes employed by our Adviser as part of its day-to-day management of our investment activities. Our Board anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of our Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of our Board's risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that our Board's oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

        Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee and may establish additional committees from time to time as necessary. The scope of the responsibilities assigned to each of these committees is discussed in greater detail below. Mr. Labe serves as Chairman of our Board and a member of our Adviser's Investment Committee. We believe that Mr. Labe's history with our Adviser, his familiarity with its investment platform and his extensive knowledge of and experience in the venture lending and leasing industry qualify him to serve as the Chairman of our Board.

        Our Board does not have a lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is Chairman of our Board, but believe these potential conflicts are offset by our strong corporate governance practices. Our corporate governance practices include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which is comprised solely of independent directors and the appointment of a Chief Compliance Officer with whom the independent directors meet without the presence of interested directors and other members of management for administering our compliance policies and procedures.

        Our Board believes that its leadership structure is appropriate in light of our characteristics and circumstances because the structure allocates areas of responsibility among the individual directors and the committees in a manner that affords effective oversight. Specifically, our Board believes that the relationship of Mr. Labe with our Adviser provides an effective bridge between our Board and management, and encourages an open dialogue between management and our Board, ensuring that these groups act with a common purpose. Our Board also believes that its small size creates a highly efficient governance structure that provides ample opportunity for direct communication and interaction between our management, our Adviser and our Board.

        Our Board will consider whether each of the directors is qualified to serve as a director, based on a review of the experience, qualifications, attributes and skills of each director, including those described below. Our Board will also consider whether each director has significant experience in the investment or financial services industries and has held management, board or oversight positions in other companies and organizations. For the purposes of this presentation, our directors have been divided into two groups—independent directors and interested directors. Interested directors are "interested persons" as defined in the 1940 Act.

        Information regarding our Board as of July 2013 is as follows:

Name	Age	Position	Director Since	Term Expires
Interested Directors
James P. Labe		Chief Executive Officer and Chairman	2013
Sajal K. Srivastava		Chief Investment Officer, President and Director	2013
Independent Directors
		Director	2013
		Director	2013
		Director	2013
		Director	2013
		Director	2013

        The address for each of our directors is c/o TriplePoint Venture Growth BDC Corp., 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Executive Officers Who Are Not Directors

        Information regarding our executive officers who are not directors is as follows:

Name	Age	Position

        The address for each of our executive officers is c/o TriplePoint Venture Growth BDC Corp., 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Biographical Information

Independent Directors

Interested Directors

        James P. Labe, our Chief Executive Officer and Chairman of our Board, is a pioneer of the venture capital lending and leasing segment of the commercial finance industry. Mr. Labe has been involved in the venture capital lending and leasing segment for more than 25 years and played a key role in making venture capital lending and leasing a regular source of capital for venture capital-backed companies. In particular, Mr. Labe founded and served as Chief Executive Officer of Comdisco Ventures, a division of Comdisco, Inc., which managed more than $3 billion in loan and lease transactions for more than 970 venture capital-backed companies and generated more than $500 million in cumulative pre-tax profits over 15 years during his tenure. Mr. Labe has served as a voting member of our Sponsor's Investment Committee and has led and overseen our Sponsor's investment originations and venture capital relationship management efforts since its inception. Mr. Labe received a Bachelor of Arts degree from Middlebury College and received a Master of Business Administration degree from the University of Chicago.

        Sajal K. Srivastava, our Chief Investment Officer and President, contributes strong investment and operating leadership experience along with a venture lending, leasing and technology finance background. Since its inception, Mr. Srivastava has served as a voting member of our Sponsor's Investment Committee and has led and overseen our Sponsor's investment analysis, account servicing, portfolio monitoring, documentation and finance groups. Prior to co-founding our Sponsor, Mr. Srivastava worked with Mr. Labe at Comdisco Ventures where he structured, negotiated and managed over $200 million of transactions and also managed the diligence and credit analysis team. Mr. Srivastava received a Bachelor of Arts degree from Stanford University and received a Master of Science degree in Engineering Economic Systems and Operations Research from Stanford University.

Audit Committee

        The members of our Audit Committee are          , each of whom meets the independence standards established by the SEC and           for audit committees and is independent for purposes of the 1940 Act.          serves as Chairman of our Audit Committee. Our Board has determined that          is an "audit committee financial expert" as that term is defined under Item 407 of Regulation S-K of the Exchange Act. Our Audit Committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. Our Audit Committee is also responsible for aiding our Board in valuing investments that are not publicly traded or for which current market values are not readily available. Our Board and Audit Committee will utilize the services of an independent valuation firm to help them determine the fair value of these securities.

Compensation Committee

        The members of our Compensation Committee are          , each of whom is independent for purposes of the 1940 Act and           corporate governance regulations.          serves as Chairman of our Compensation Committee. Our Compensation Committee is responsible for overseeing our compensation policies generally and making recommendations to our Board with respect to our incentive compensation and equity-based plans that are subject to Board approval, evaluating executive officer performance, overseeing and setting compensation for our directors and, as applicable, our executive officers and, as applicable, preparing the report on executive officer compensation that SEC rules require to be included in our annual proxy statement. Currently, none of our executive officers are compensated by us and as such our Compensation Committee is not required to produce a report on executive officer compensation for inclusion in our annual proxy statement.

        Our Compensation Committee has the sole authority to retain and terminate any compensation consultant assisting our Compensation Committee, including sole authority to approve all such compensation consultants' fees and other retention terms. Our Compensation Committee may delegate its authority to subcommittees or the Chairman of the Compensation Committee when it deems appropriate and in our best interests.

Nominating and Corporate Governance Committee

        The members of our Nominating and Corporate Governance Committee are          , each of whom is independent for purposes of the 1940 Act and          corporate governance regulations.          serves as Chairman of our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on our Board or a committee of our Board, developing and recommending to our Board a set of corporate governance principles and overseeing the evaluation of our Board and our management.

        Our Nominating and Corporate Governance Committee will consider nominees to our Board recommended by a stockholder if such stockholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a stockholder who wishes to nominate a person for election as a director at a meeting of stockholders must deliver written notice to our corporate secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a director by a stockholder, such potential nominee must deliver to our corporate secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements or any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on our Board, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

        Our Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying individuals for election as members of our Board, but the committee will consider such factors as it may deem are in our best interests and those of our stockholders. Those factors may include a person's differences of viewpoint, professional experience, education and skills, as well as his or her race, gender and national origin. In addition, as part of our Board's annual-self assessment, the members of our Nominating and Corporate Governance Committee will evaluate the membership of our Board and whether our Board maintains satisfactory policies regarding membership selection.

Compensation of Directors

        The following table shows information regarding the compensation expected to be received by our independent directors for the calendar year ending December 31, 2013. No compensation is expected to be paid to our directors who are "interested persons," as such term is defined in Section 2(a)(19) of the 1940 Act.

Name	Aggregate Cash Compensation(1)		Total Compensation Paid to Director(1)
Interested Directors
James P. Labe		—		—
Sajal K. Srivastava		—		—
Independent Directors	$		$
	$		$
	$		$
	$		$
	$		$
	$		$

(1)
We are newly organized and the amounts listed are estimated for the calendar year ending December 31, 2013. For a discussion of the independent directors' compensation, see below. We do not have a profit-sharing or retirement plan and directors do not receive any pension or retirement benefits.

        The independent directors will receive an annual fee of $            . They will also receive $            plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending in person or telephonically each regular Board meeting and each special telephonic meeting. They also will receive $            plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended in person and each telephonic committee meeting. The

Chairmen of our Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will receive an annual fee of $            , $            and $            , respectively. We have obtained directors' and officers' liability insurance on behalf of our directors and officers. Independent directors will have the option of having their directors' fees paid in shares of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. No compensation is paid to directors who are "interested persons," as such term is defined in Section 2(a)(19) of the 1940 Act. See "Management Agreements—Investment Advisory Agreement."

Compensation of Executive Officers

        None of our officers receives direct compensation from us. However, Messrs. Labe and Srivastava, through their financial interests in our Adviser, will be entitled to a portion of any investment advisory fees paid by us under the Investment Advisory Agreement. Our other executive officers will be paid by our Administrator, subject to reimbursement by us of our allocable portion of such compensation for services rendered by such persons to us under the Administration Agreement. To the extent that our Administrator outsources any of its functions, we will reimburse our Administrator for the fees associated with such functions without profit or benefit to our Administrator. The Investment Advisory Agreement will be reapproved within two years of its effective date, and thereafter on an annual basis, by our Board, including a majority of our directors who are not parties to such agreement or who are not "interested persons" of any such party, as such term is defined in Section 2(a)(19) of the 1940 Act. See "Management Agreements—Investment Advisory Agreement."

Indemnification Agreements

        We have entered into indemnification agreements with our directors. The indemnification agreements are intended to provide our directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that we shall indemnify the director who is a party to the agreement, or an "Indemnitee," including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, to the maximum extent permitted by Maryland law and the 1940 Act.

 PORTFOLIO MANAGEMENT

        Each investment opportunity requires the unanimous approval of our Adviser's Investment Committee. Follow-on investments in existing portfolio companies will require the Investment Committee's approval beyond that obtained when the initial investment in the company was made. The day-to-day management of investments approved by the Investment Committee will be overseen by James P. Labe, Sajal K. Srivastava and          .

        The members of our Investment Committee and other advisory personnel employed by our Adviser receive compensation from our Adviser that may include an annual base salary, an annual individual performance bonus and a portion of the incentive fee or carried interest earned in connection with their services.

        Each of James P. Labe, Sajal K. Srivastava and          has a direct ownership and financial interest in, and may receive compensation and/or profit distributions from, our Adviser. Set forth below is additional information regarding additional entities that are managed by the professionals of our Adviser.

Name	Entity	Investment Focus	Gross Assets

Portfolio Managers

        We consider Messrs. Labe and Srivastava, who are the members of our investment committee, to be our portfolio managers. The table below shows the dollar range of shares of our common stock to be beneficially owned by each of our portfolio managers after the completion of this offering.

Name of Portfolio Manager	Equity Securities Owned in TriplePoint Venture Growth BDC Corp.
James P. Labe
Sajal K. Srivastava

Investment Committee

        The Investment Committee of our Adviser will meet regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by our Adviser on our behalf. In addition, the Investment Committee will review and determine by unanimous vote whether to make prospective investments identified by our Adviser and monitor the performance of our investment portfolio. The members of our Adviser's Investment Committee are James P. Labe, Sajal K. Srivastava and          . After the completion of this offering, our Adviser may increase the size of its Investment Committee from time to time.

Members of our Adviser's Senior Investment Team

        The members of our Adviser's senior investment team are James P. Labe, Sajal K. Srivastava and          . Information regarding the members of our Adviser's Investment Committee (who are not also a director or executive officer of ours) is as follows:

 MANAGEMENT AGREEMENTS

Investment Advisory Agreement

        Subject to the overall supervision of our Board and in accordance with the 1940 Act, our Adviser will manage our day-to-day operations and provide investment advisory services to us. Under the terms of the Investment Advisory Agreement, our Adviser will:

  •
  determine the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

  •
  identify, evaluate and negotiate the structure of the investments we make;

  •
  execute, close, service and monitor the investments we make;

  •
  determine the securities and other assets that we will purchase, retain or sell;

  •
  perform due diligence on prospective investments; and

  •
  provide us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

        Pursuant to the Investment Advisory Agreement, we will agree to pay our Adviser a fee for its investment advisory and management services consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee will ultimately be borne by our stockholders.

Base Management Fee

        The base management fee is calculated at an annual rate of        % of our total assets, including assets purchased with borrowed funds or other forms of leverage. For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. For the first quarter of our operations, the base management fee will be calculated based on the initial value of our total assets. Beginning with our second quarter of operations, the base management fee will be calculated based on the average value of our total assets at the end of the two most recently completed calendar quarters. Base management fees for any partial month or quarter will be appropriately pro-rated.

Incentive Fee

        The incentive fee, which provides our Adviser with a share of the income that it generates for us, consists of two components, investment income and capital gains, which are largely independent of each other, with the result that one component may be payable even if the other is not.

        Under the investment income component we will pay our Adviser each quarter 20.0% of the amount by which our pre-incentive fee net investment income for the quarter exceeds a hurdle rate of        % (which is        % annualized) of our net assets at the end of the immediately preceding calendar quarter, subject to a "catch-up" provision pursuant to which our Adviser receives all of such income in excess of the        % level but less than        % and subject to a total return requirement. The effect of the "catch-up" provision is that, subject to the total return provision discussed below, if pre-incentive fee net investment income exceeds        % in any calendar quarter, our Adviser will receive 20.0% of our pre-incentive fee net investment income as if the        % hurdle rate did not apply. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of our pre-incentive fee net investment income will be payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations over the then current and          preceding calendar quarters exceeds the cumulative incentive fees accrued and/or paid for the          preceding calendar quarters. In other words, any investment income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the        % hurdle, subject to the "catch-up" provision and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations for the then current and          preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the          preceding calendar quarters. For the foregoing purpose, the "cumulative net increase in net assets resulting from operations" is the sum of our pre-incentive fee net investment income, realized gains and losses and unrealized appreciation and depreciation for the then current and           preceding calendar quarters.

        Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss, subject to the total return requirement. For example, if we receive pre-incentive fee net investment income in excess of the quarterly minimum hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses. Our net investment income used to calculate this component of the incentive fee is also included in the amount of our assets used to calculate the        % base management fee. These calculations will be appropriately pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

        The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income (expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income allocated to first component of incentive fee

        Under the capital gains component of the incentive fee, we will pay our Adviser at the end of each calendar year 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees. The capital gains component of the incentive fee is not subject to any minimum return to stockholders. If such amount is negative, then no capital gains incentive fee will be payable for such year. Additionally, if the Investment Advisory Agreement is terminated as of a date that is not a calendar year end, the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the capital gains incentive fee.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Portion of Incentive Fee before Total Return Requirement Calculation:

Assumptions

  •
  Hurdle rate(1) =        %

  •
  Base management fee(2) =        %

  •
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) =        %

Alternative 1

Additional Assumptions

  •
  Investment income (including interest, dividends, fees, etc.) = 1.25%

  •
  Pre-incentive fee net investment income (investment income - (base management fee + other expenses)) =        %

  Pre-incentive fee net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2

Additional Assumptions

  •
  Investment income (including interest, dividends, fees, etc.) = 2.90%

  •
  Pre-incentive fee net investment income (investment income - (base management fee + other expenses)) =        %

  Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee

  Incentive Fee = (100% × "Catch-Up") + (the greater of 0% AND (20.0% × (pre-incentive fee net investment income -         %)))

    = (100% × (        -        %)) + 0%

    = 100% ×        %

    =        %

Alternative 3

Additional Assumptions

  •
  Investment income (including interest, dividends, fees, etc.) = 3.50%

  •
  Pre-incentive fee net investment income (investment income - (base management fee + other expenses)) =        %

  Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee

  Incentive Fee = (100% × "Catch-Up") + (the greater of 0% AND (20.0% × (pre-incentive fee net investment income -         %)))

(1)
Represents        % annualized hurdle rate.

(2)
Represents        % annualized base management fee.

(3)
Excludes organizational and offering expenses.

    = (100% × (        % -         %)) + (20.0% × (        % -        %))

    =        % + (20.0% ×        %)

    =        % +         %

    =        %

Example 2: Income Portion of Incentive Fee with Total Return Requirement Calculation:

Assumptions

  •
  Hurdle rate(1) =        %

  •
  Base management fee(2) =        %

  •
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) =         %

  •
  Cumulative incentive compensation accrued and/or paid for preceding            calendar quarters = $9,000,000

Alternative 1

Additional Assumptions

  •
  Investment income (including interest, dividends, fees, etc.) = 3.50%

  •
  Pre-incentive fee net investment income (investment income - (base management fee + other expenses)) =        %

  •
  20.0% of cumulative net increase in net assets resulting from operations over current and preceding             calendar quarters = $8,000,000

  Although our pre-incentive fee net investment income exceeds the hurdle rate of        % (as shown in Alternative 3 of Example 1 above), no incentive fee is payable because 20.0% of the cumulative net increase in net assets resulting from operations over the then current and            preceding calendar quarters did not exceed the cumulative income and capital gains incentive fees accrued and/or paid for the preceding            calendar quarters.

Alternative 2

Additional Assumptions

  •
  Investment income (including interest, dividends, fees, etc.) = 3.50%

  •
  Pre-incentive fee net investment income (investment income - (management fee + other expenses)) =        %.

  •
  20.0% of cumulative net increase in net assets resulting from operations over current and preceding             calendar quarters = $10,000,000

  Because our pre-incentive fee net investment income exceeds the hurdle rate of        % and because 20.0% of the cumulative net increase in net assets resulting from operations over the then current and            preceding calendar quarters exceeds the cumulative income and capital gains

(1)
Represents        % annualized hurdle rate.

(2)
Represents        % annualized base management fee.

(3)
Excludes organizational and offering expenses.

  incentive fees accrued and/or paid for the preceding            calendar quarters, an incentive fee would be payable, as shown in Alternative 3 of Example 1 above.

Example 3: Capital Gains Portion of Incentive Fee:

Alternative 1:

Assumptions

  •
  Year 1: $20.0 million investment made in Company A, or "Investment A," and $30.0 million investment made in Company B, or "Investment B."

  •
  Year 2: Investment A sold for $50.0 million and fair market value, or "FMV," of Investment B determined to be $32.0 million

  •
  Year 3: FMV of Investment B determined to be $25.0 million

  •
  Year 4: Investment B sold for $31.0 million

  The capital gains portion of the incentive fee would be:

  •
  Year 1: None

  •
  Year 2: Capital gains incentive fee of $             million ($             million realized capital gains on sale of Investment A multiplied by 20.0%)

  •
  Year 3: None; $             million (20.0% multiplied by ($             million cumulative capital gains less $             million cumulative capital depreciation)) less $             million (previous capital gains fee paid in Year 2)

  •
  Year 4: Capital gains incentive fee of $            ; $             million ($             million cumulative realized capital gains multiplied by 20.0%) less $             million (capital gains fee paid in Year 2)

Alternative 2

Assumptions

  •
  Year 1: $20.0 million investment made in Company A, or "Investment A," $30.0 million investment made in Company B, or "Investment B," and $25.0 million investment made in Company C, or "Investment C."

  •
  Year 2: Investment A sold for $50.0 million, FMV of Investment B determined to be $25.0 million and FMV of Investment C determined to be $25.0 million

  •
  Year 3: FMV of Investment B determined to be $27.0 million and Investment C sold for $30.0 million

  •
  Year 4: FMV of Investment B determined to be $35.0 million

  •
  Year 5: Investment B sold for $20.0 million

  The capital gains portion of the incentive fee would be:

  •
  Year 1: None

  •
  Year 2: Capital gains incentive fee of $             million; 20.0% multiplied by $             million ($             million realized capital gains on Investment A less $             million unrealized capital depreciation on Investment B)

  •
  Year 3: Capital gains incentive fee of $             million; $             million (20.0% multiplied by $             million ($             million cumulative realized capital gains less $             million

    unrealized capital depreciation on Investment B)) less $             million capital gains fee received in Year 2

  •
  Year 4: None

  •
  Year 5: None; $             million of capital gains incentive fee (20.0% multiplied by $             million (cumulative realized capital gains of $             million less realized capital losses of $             million)) less $             million cumulative capital gains fee paid in Year 2 and Year 3

Payment of Our Expenses

        All professionals of our Adviser, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, will be provided and paid for by our Sponsor and not by us. We will bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation, those relating to:

  •
  organization and this offering;

  •
  calculating our net asset value (including the cost and expenses of any independent valuation firm);

  •
  fees and expenses payable to third-parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments;

  •
  interest payable on debt, if any, incurred to finance our investments and expenses related to unsuccessful portfolio acquisition efforts;

  •
  offerings of our common stock and other securities;

  •
  base management and incentive fees;

  •
  custodian, transfer and dividend paying agent and registrar expenses;

  •
  U.S. federal and state registration fees;

  •
  all costs of registration and listing our shares on any securities exchange;

  •
  U.S. federal, state and local taxes;

  •
  independent directors' fees and expenses;

  •
  costs of preparing and filing reports or other documents required by the SEC or other regulators;

  •
  costs of any reports, proxy statements or other notices to stockholders, including printing costs;

  •
  costs associated with individual or group stockholders;

  •
  costs and fees associated with any fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

  •
  direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;

  •
  proxy voting expenses; and

  •
  all other expenses incurred by us or our Adviser in connection with administering our business.

Duration and Termination

        Unless terminated earlier as described below, the Investment Advisory Agreement will continue in effect for a period of two years from its effective date. It will remain in effect from year to year thereafter if approved annually by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not "interested persons." The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by our Adviser and may be terminated by either party without penalty upon 60 days' written notice to the other. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty upon 60 days' written notice. See "Risk Factors—Risks Relating to our Business and Structure—We are dependent upon our Adviser's senior investment team and members of its Investment Committee for our future success and upon our Adviser's access to such individuals pursuant to the Staffing Agreement. If our Adviser were to lose such access, our ability to achieve our investment objective could be significantly harmed."

        The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement, our Adviser and its professionals and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser's services under the Investment Advisory Agreement or otherwise as our investment adviser.

Board Approval of the Investment Advisory Agreement

        Our Board approved the Investment Advisory Agreement at its first in-person meeting, held on                     , 2013. A discussion regarding the basis for our Board's approval of the Investment Advisory Agreement will be included in our first quarterly report on Form 10-Q filed subsequent to completion of this offering.

Administration Agreement

        The Administration Agreement provides that our Administrator will be responsible for furnishing us with office facilities and equipment and will provide us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the Administration Agreement, our Administrator will perform, or oversee the performance of, our required administrative services, which will include being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the SEC. In addition, our Administrator will assist us in determining and publishing our net asset value, oversee the preparation and filing of our tax returns and the printing and dissemination of reports and other materials to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, our Administrator will also provide managerial assistance on our behalf to those companies that have accepted our offer to provide such assistance.

        Payments under the Administration Agreement will be equal to an amount equal to our allocable portion (subject to the review of our Board) of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. In addition, if requested to provide significant managerial assistance to our portfolio companies, our Administrator will be paid an additional amount based on the services provided, which shall not exceed the amount we receive from such companies for providing this assistance. The Administration Agreement will have an initial term of two years and may be renewed with the approval of our Board. The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party. Stockholder approval is not required to amend the Administration Agreement.

        The Administration Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Administrator and any person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Administrator's services under the Administration Agreement or otherwise as our administrator.

Staffing Agreement

        Our Adviser will enter into the Staffing Agreement with our Sponsor. Pursuant to the Staffing Agreement, our Sponsor will agree to make its investment and portfolio management and monitoring teams available to our Adviser. We believe that the Staffing Agreement will (i) provide us with access to deal flow generated by our Sponsor in the ordinary course of its business; (ii) provide us with access to our Sponsor's            professionals, including its senior investment team led by Messrs. Labe and Srivastava; and (iii) commit certain key senior members of our Sponsor's Investment Committee to serve as members of our Adviser's Investment Committee. In addition, our Sponsor will be obligated under the Staffing Agreement to allocate investment opportunities among its affiliates fairly and equitably over time in accordance with its allocation policy which is subject to the review and approval by our Board. Our Adviser intends to take advantage of the significant deal origination channels, rigorous due diligence process, disciplined underwriting methods, creative investment structuring and hands-on portfolio management and investment monitoring capabilities of our Sponsor's senior investment team.

License Agreement

        We will enter into the License Agreement with            under which            will agree to grant us a non-exclusive, royalty-free license to use the name "TriplePoint" and the TriplePoint logo. Under the License Agreement, we have a right to use the "TriplePoint" name for so long as our Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the "TriplePoint" name. The License Agreement will remain in effect for so long as the Investment Advisory Agreement with our Adviser is in effect.

 RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

Policies and Procedures for Managing Conflicts; Co-investment Opportunities

        Certain members of our Adviser's senior investment team and Investment Committee serve, or may serve, as officers, directors, members or principals of entities that operate in the same or a related line of business as we do, or of investment vehicles managed by our Sponsor with similar investment objectives. Similarly, our Sponsor may have other clients with similar, different or competing investment objectives. See "Risk Factors—Relating to our Business and Structure—There are potential conflicts of interest that could negatively affect our investment returns."

        Our investment strategy includes investments in first-lien, second-lien, mezzanine and equipment-secured debt financings, together with, in many cases, attached equity "kickers" in the form of warrants, and direct equity investments. Our Sponsor also manages, and in the future may manage, other investment funds, accounts or vehicles that invest or may invest in these investments. For example, TPC 1 is an investment vehicle managed by our Sponsor that invests in debt financing and equity investments in venture growth stage companies. Although we will be the primary vehicle through which our Sponsor focuses its venture growth stage financing, other vehicles sponsored or managed by our Adviser's senior investment team may also invest in venture growth stage companies or may have prior investments outstanding to our borrowers. As a result, members of our Adviser's senior investment team and Investment Committee, in their roles at our Sponsor, may face conflicts in the allocation of investment opportunities among us and other investment vehicles managed by our Sponsor with similar or overlapping investment objectives in a manner that is fair and equitable over time and consistent with our Sponsor's allocation policy. Generally, when a particular investment would be appropriate for us as well as one or more other investment funds, accounts or vehicles managed by our Adviser's senior investment team, such investment will be apportioned by our Adviser's senior investment team in accordance with (1) our Adviser's internal conflict of interest and allocation policies, (2) the requirements of the Advisers Act and (3) certain restrictions under the 1940 Act regarding co-investments with affiliates. Such apportionment may not be strictly pro rata, depending on the good faith determination of all relevant factors, including differing investment objectives, diversification considerations and the terms of our or the respective governing documents of such investment funds, accounts or investment vehicles. These procedures could, in certain circumstances, limit whether or not a co-investment opportunity is available to us, the timing of acquisitions and dispositions of investments, the price paid or received by us for investments or the size of the investment purchased or sold by us.

        In the future, we may co-invest with investment funds, accounts and vehicles managed by our Sponsor where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations. We generally will only be permitted to co-invest with such investment funds, accounts and vehicles where the only term that is negotiated is price. However, we, our Sponsor and our Adviser intend to file an exemptive application with the SEC to permit greater flexibility to negotiate the terms of co-investments with investment funds, accounts and investment vehicles managed by our Sponsor in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Even when we file this exemptive application, there can be no assurance that we will receive exemptive relief from the SEC to permit us to co-invest with investment funds, accounts and investment vehicles managed by our Sponsor where terms other than price are negotiated.

        In addition, within our Initial Portfolio, there are            investments acquired from TPC 1 which are managed by our Sponsor and in which TPC 1 has retained an interest. To the extent that our investments in these portfolio companies need to be restructured or that we choose to exit these investments in the future, our ability to do so may be limited if such restructuring or exit also involves TPC 1 because such a transaction could be considered a joint transaction prohibited by the 1940 Act in the absence of our receipt of relief from the SEC in connection with such transaction. For example, if our Sponsor were required to approve a restructuring of an investment by TPC 1 and/or us and TPC 1 was deemed to be our affiliate, such involvement by our Sponsor as adviser to TPC 1 in the restructuring transaction may constitute a prohibited joint transaction under the 1940 Act.

Investment Advisory Agreement

        We will enter into the Investment Advisory Agreement with our Adviser. Pursuant to this agreement, we will agree to pay to our Adviser a base management fee and an incentive fee for its services. Pursuant to the Investment Advisory Agreement, our Adviser will be responsible for sourcing, reviewing and structuring investment opportunities for us, underwriting and diligencing our investments and monitoring our investment portfolio on an ongoing basis. Our Adviser's management fee and incentive fee is based on the value of our investments and, therefore, there may be a conflict of interest when personnel of our Adviser are involved in the valuation process for our portfolio investments. See "Risk Factors—Relating to our Business and Structure—The incentive fee structure we have with our Adviser may create incentives that are not fully aligned with the interests of our stockholders;—Our incentive fee may induce our Adviser to make speculative investments;—The valuation process for certain of our portfolio holdings may create a conflict of interest;—The Investment Advisory Agreement was not negotiated on an arm's length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third-party."

Administration Agreement

        We will enter into the Administration Agreement with our Administrator pursuant to which our Administrator will be responsible for furnishing us with office facilities and equipment and will provide us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Pursuant to the Administration Agreement, we will pay our Administrator an amount equal to our allocable portion (subject to the review of our Board) of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the fees and expenses associated with performing compliance functions. See "Risk Factors—Relating to our Business and Structure—Our Adviser or our Administrator can resign upon 60 days' notice and we may not be able to find a suitable replacement within that time, or at all, resulting in a disruption in our operations that could materially and adversely affect our financial condition, results of operations and cash flows."

Staffing Agreement

        Our Adviser will enter into the Staffing Agreement with our Sponsor. Pursuant to the Staffing Agreement, our Sponsor will agree to make its investment and portfolio management and monitoring teams available to our Adviser. We believe that the Staffing Agreement will (i) provide us with access to deal flow generated by our Sponsor in the ordinary course of its business; (ii) provide us with access to our Sponsor's            professionals, including its senior investment team led by Messrs. Labe and Srivastava; and (iii) commit certain key senior members of our Sponsor's Investment Committee to serve as members of our Adviser's Investment Committee. In addition, our Sponsor will be obligated under the Staffing Agreement to allocate investment opportunities among its affiliates fairly and equitably over time in accordance with its allocation policy which is subject to the review and approval by our Board. See "Risk Factors—Relating to our Business and Structure—We are dependent upon our Adviser's senior investment team and members of its Investment Committee for our future success and upon our Adviser's access to such individuals pursuant to the Staffing Agreement. If our Adviser were to lose such access, our ability to achieve our investment objective could be significantly harmed."

License Agreement

        We will enter into the License Agreement with            under which            will agree to grant us a non-exclusive, royalty-free license to use the name "TriplePoint" and the TriplePoint logo. See "Risk Factors—Relating to our Business and Structure—There are conflicts related to our arrangements with            ."

Concurrent Private Placement

        Concurrently with this offering, we expect to sell to certain purchasers, including persons and/or entities associated with our Sponsor,            shares of our common stock in a private placement at a purchase price per share equal to the price per share of our initial public offering.

 CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

        The following table sets out certain ownership information with respect to our common stock for (i) those persons who directly or indirectly own, control or hold with the power to vote 5% or more of our outstanding common stock, (ii) each of our directors and officers and (iii) all of our officers and directors as a group. Immediately after the Concurrent Private Placement and this offering, there will be            shares of common stock outstanding.

Percentage of Common Stock Outstanding
		Immediately Prior to This Offering and the Concurrent Private Placement		Immediately After This Offering and the Concurrent Private Placement(1)
Name and Address	Type of Ownership	Shares Owned	Percentage	Shares Owned	Percentage
James P. Labe
Sajal K. Srivastava

(1)
Assumes the issuance of            shares in the Concurrent Private Placement and            shares offered hereby.

(2)
The address for Messrs. Labe, Srivastava and            is c/o TriplePoint Venture Growth BDC Corp., 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025.

        The following table sets out the dollar range of our equity securities that we expect to be beneficially owned by each of our directors upon completion of this offering and Concurrent Private Placement. We are not part of a "family of investment companies," as that term is defined in the 1940 Act.

Name of Director	Dollar Range of Equity Securities in (1)(2)
Independent Directors

Interested Directors
James P. Labe
Sajal K. Srivastava

(1)
Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

(2)
Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

 DETERMINATION OF NET ASSET VALUE

Determinations in Connection with our Investments

        We determine the net asset value per share of our common stock quarterly. The net asset value per share is equal to the value of our total assets minus liabilities and any preferred stock outstanding divided by the total number of shares of common stock outstanding. As of the date of this prospectus, we do not have any preferred stock outstanding.

        Our investment assets are carried at fair value in accordance with the 1940 Act and Accounting Standards Codification, or "ASC," topic 820 Fair Value Measurements and Disclosures (formerly known as SFAS No. 157, Fair Value Measurements). Value, as defined in Section 2(a)(41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by our Board. Our secured loans are primarily made to venture growth stage companies in technology, life sciences and other high growth industries. Given the nature of lending to these types of companies, our investments are generally considered Level 3 assets under ASC 820 because there is no known or accessible market or market indexes for these investments to be traded or exchanged. As such, we value substantially all of our investments at fair value as determined in good faith pursuant to a consistent valuation policy and our Board in accordance with the provisions of ASC 820 and the 1940 Act. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by our Board may differ significantly from the value that would have been used had a readily available market existed for such investments, and the differences could be material.

        The valuation process will be conducted at the end of each fiscal quarter, with a portion of our valuations of portfolio companies without market quotations subject to review by one or more independent valuation firm each quarter. When an external event with respect to one of our portfolio companies, such as a purchase transaction, public offering or subsequent equity sale occurs, we expect to use the pricing indicated by the external event to corroborate our valuation.

        We will adopt ASC 820. ASC 820 establishes a framework for measuring the fair value of assets and liabilities and outlines a fair value hierarchy which prioritizes the inputs used to measure fair value and the effect of fair value measures on earnings. ASC 820 also enhances disclosure requirements for fair value measurements based on the level within the hierarchy of the information used in the valuation. ASC 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

        We have categorized all investments recorded at fair value in accordance with ASC 820 based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

  •
  Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the measurement date. The types of assets carried at Level 1 fair value generally are equities listed in active markets.

  •
  Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset in connection with market data at the measurement date and for the extent of the instrument's anticipated life. Fair valued assets that are generally included in this category are warrants held in a public company.

  •
  Level 3—Inputs reflect our best estimate of what market participants would use in pricing the asset at the measurement date. It includes prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Generally, assets carried at fair value and included in this category are the debt investments and warrants and equities held in a private company.

        With respect to investments for which market quotations are not readily available, our Board will undertake a multi-step valuation process each quarter, as described below:

  •
  Our quarterly valuation process will begin with each portfolio company or investment being initially valued by our Adviser's professionals that are responsible for the portfolio investment;

  •
  Preliminary valuation conclusions will then be documented and discussed with our Adviser's senior investment team;

  •
  Out Audit Committee will then review these preliminary valuations;

  •
  At least once annually, the valuation for each portfolio investment will be reviewed by an independent valuation firm; and

  •
  Our Board will then discuss valuations and determine the fair value of each investment in our portfolio in good faith, based on the input of our Adviser, the respective independent valuation firms and our Audit Committee.

Determinations in Connection with our Offerings

        In connection with each offering of shares of our common stock, our Board or an authorized committee thereof is required by the 1940 Act to make the determination that we are not selling shares of our common stock at a price below our then current net asset value at the time at which the sale is made. Our Board or an authorized committee thereof considers the following factors, among others, in making such determination:

  •
  the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC;

  •
  our management's assessment of whether any material change in the net asset value has occurred (including through the realization of net gains on the sale of our investments) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the sale of our common stock; and

  •
  the magnitude of the difference between (i) a value that our Board of Directors or an authorized committee thereof has determined reflects the current net asset value of our common stock, which is generally based upon the net asset value disclosed in the most recent periodic report we filed with the SEC, as adjusted to reflect our management's assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and (ii) the offering price of the shares of our common stock in the proposed offering.

        Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price below the then current net asset value of our common stock at the time at which the sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, our Board or an authorized committee thereof will elect, in the case of clause (i) above, either to postpone the offering until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

        These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act.

 DIVIDEND REINVESTMENT PLAN

        We have adopted a dividend reinvestment plan that will provide for the reinvestment of our stockholder distributions, unless a stockholder elects to receive cash as provided below. As a result, if our Board authorizes, and we declare, a cash distribution, then our stockholders who have not "opted out" of such dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.

        No action is required on the part of a registered stockholder to have its cash distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying            , the plan administrator and our transfer and dividend paying agent and registrar, in writing so that such notice is received by the plan administrator no later than five days prior to the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than five days prior to the record date, the plan administrator will, instead of crediting shares to the participant's account, issue a certificate registered in the participant's name for the number of whole shares of our common stock and a check for any fractional share. The plan administrator is authorized to deduct a $            transaction fee plus a brokerage commission from the proceeds of the sale of any fractional share.

        Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or nominee of their election.

        We expect to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. Under such circumstances, the number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our Board. Market price per share on that date will be the closing price for such shares on the            or, if no sale is reported for such day, at the average of their reported bid and asked prices. We reserve the right to purchase shares in the open market in connection with our implementation of the plan. Shares purchased in open market transactions by the plan administrator will be allocated to a stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market.

        There will be no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator's fees will be paid by us. If a participant elects by written notice to the plan administrator prior to termination of his or her account to have the plan administrator sell part or all of the shares held by the plan administrator in the participant's account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $            transaction fee plus a brokerage commission from the proceeds.

        Stockholders who receive distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. However, since a participating stockholder's cash distributions will be reinvested, such stockholder will not receive cash with which to pay any applicable taxes on reinvested distributions. A stockholder's basis in the stock received in a distribution from us will generally be equal to the amount of the reinvested distribution. Any stock received in a distribution will have a new holding period for U.S. federal income tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

        Participants may terminate their accounts under the plan by notifying the plan administrator by filling out the transaction request form located at the bottom of the participant's statement and sending it to the plan administrator at the address below.

        Those stockholders whose shares are held by a broker or other nominee who wish to terminate his or her account under the plan may do so by notifying his or her broker or nominee.

        The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any stockholder distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at                .

        If you withdraw or the plan is terminated, you will receive the number of whole shares in your account under the plan and a cash payment for any fraction of a share in your account.

        If you hold your common stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any distribution reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in shares of our common stock. This discussion is based on the provisions of the Code and the regulations of the U.S. Department of Treasury promulgated thereunder, or "Treasury regulations," each as in effect as of the date of this prospectus. These provisions are subject to differing interpretations and change by legislative or administrative action, and any change may be retroactive. This discussion does not constitute a detailed explanation of all U.S. federal income tax aspects affecting us and our stockholders and does not purport to deal with the U.S. federal income tax consequences that may be important to particular stockholders in light of their individual investment circumstances or to some types of stockholders subject to special tax rules, such as financial institutions, broker dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding our common stock in connection with a hedging, straddle, conversion or other integrated transaction, non-U.S. stockholders (as defined below) engaged in a trade or business in the United States, persons who have ceased to be U.S. citizens or to be taxed as resident aliens or individual non-U.S. stockholders present in the United States for 183 days or more during a taxable year. This discussion also does not address any aspects of U.S. estate or gift tax or foreign, state or local tax. This discussion assumes that our stockholders hold their shares of our common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No ruling has been or will be sought from the IRS regarding any matter discussed herein.

        A "U.S. stockholder" is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

        A "non-U.S. stockholder" means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

        If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our shares, the U.S. tax treatment of the partnership and each partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partnership considering an investment in our common stock should consult its own tax advisers regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of shares by the partnership.

Taxation of the Company

        We intend to elect to be treated and to qualify each year as a RIC under Subchapter M of the Code. As a RIC, we generally do not pay corporate-level federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends.

  To qualify as a RIC, we must, among other things:

  •
  derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income derived with respect to our business of investing in stock, securities or currencies, or net income derived from an interest in a "qualified publicly traded partnership," or "QPTP," hereinafter the "90% Gross Income Test;" and

  •
  diversify our holdings so that, at the end of each quarter of each taxable year:

  •
  at least 50% of the value of our total assets is represented by cash and cash items, U.S. Government securities, the securities of other RICs and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not more than 10% of the outstanding voting securities of such issuer, and

  •
  not more than 25% of the value of our total assets is invested in the securities of any issuer (other than U.S. Government securities and the securities of other regulated investment companies), the securities of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more QPTPs, or the "Diversification Tests."

        As a RIC, we (but not our stockholders) are generally not subject to U.S. federal income tax on investment company taxable income and net capital gains that we distribute to our stockholders in any taxable year with respect to which we distribute an amount equal to at least 90% of the sum of our (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net realized short-term capital gains over net realized long-term capital losses and other taxable income (other than any net capital gain), reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid and (ii) net tax-exempt interest income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions), or the "Annual Distribution Requirement." We intend to distribute annually all or substantially all of such income. Generally, if we fail to meet this Annual Distribution Requirement for any taxable year, we will fail to qualify as a RIC for such taxable year. To the extent we meet the Annual Distribution Requirement for a taxable year, but retain our net capital gains for investment or any investment company taxable income, we are subject to U.S. federal income tax on such retained capital gains and investment company taxable income. We may choose to retain our net capital gains for investment or any investment company taxable income, and pay the associated federal corporate income tax, including the 4% U.S. federal excise tax described below.

        We are subject to a nondeductible 4% U.S. federal excise tax on certain of our undistributed income, unless we timely distribute (or are deemed to have timely distributed) an amount equal to the sum of:

  •
  at least 98% of our ordinary income (not taking into account any capital gains or losses) for the calendar year;

  •
  at least 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year); and

  •
  certain undistributed amounts from previous years on which we paid no U.S. federal income tax.

        While we intend to distribute any income and capital gains in order to avoid imposition of this 4% U.S. federal excise tax, we may not be successful in avoiding entirely the imposition of this tax. In that case, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

        We are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while any senior securities are outstanding unless we meet the applicable asset coverage ratios. See "Regulation—Senior Securities." Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the 4% U.S. federal excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

        A RIC is limited in its ability to deduct expenses in excess of its "investment company taxable income" (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may for tax purposes have aggregate taxable income for several years that we are required to distribute and that is taxable to our stockholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, you may receive a larger capital gain distribution than you would have received in the absence of such transactions.

Company Investments

        Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% Gross Income Test. We monitor our transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and to prevent disqualification of us as a RIC but there can be no assurance that we will be successful in this regard.

        Debt Instruments.    In certain circumstances, we may be required to recognize taxable income prior to which we receive cash. For example, if we hold debt instruments that are treated under applicable tax rules as having original issue discount (such as debt instruments with an end-of-term payment and/or PIK interest payment or, in certain cases, increasing interest rates or issued with warrants), we must include in taxable income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement and to avoid the 4% U.S. federal excise tax, even though we will not have received any corresponding cash amount.

        Warrants.    Gain or loss realized by us from the sale or exchange of warrants acquired by us as well as any loss attributable to the lapse of such warrants generally are treated as capital gain or loss. The treatment of such gain or loss as long-term or short-term generally depends on how long we held a particular warrant.

        Foreign Investments.    In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to our stockholders their share of the foreign taxes paid by us.

        Passive Foreign Investment Companies.    We may invest in the stock of a foreign corporation which is classified as a "passive foreign investment company" (within the meaning of Section 1297 of the Code), or "PFIC." In general, unless a special tax election has been made, we are required to pay tax at ordinary income rates on any gains and "excess distributions" with respect to PFIC stock as if such items had been realized ratably over the period during which we held the PFIC stock, plus an interest charge. Certain adverse tax consequences of a PFIC investment may be limited if we are eligible to elect alternative tax treatment with respect to such investment. No assurances can be given that any such election will be available or that, if available, we will make such an election.

        Foreign Currency Transactions.    Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time we accrue income or other receivables or accrue expenses or other liabilities denominated in a foreign currency and the time we actually collect such receivables or pay such liabilities generally are treated as ordinary income or loss. Similarly, on disposition of debt instruments and certain other instruments denominated in a foreign currency, gains or losses attributable to fluctuations if the value of the foreign currency between the date of acquisition of the instrument and the date of disposition also are treated as ordinary gain or loss. These currency fluctuations related gains and losses may increase or decrease the amount of our investment company taxable income to be distributed to our stockholders as ordinary income.

Failure to Qualify as a RIC

        If we were unable to qualify for treatment as a RIC, and if certain cure provisions described below are not available, we would be subject to tax on all of our taxable income (including our net capital gains) at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; non-corporate stockholders would generally be able to treat such dividends as "qualified dividend income," which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC for a period greater than two taxable years, to qualify as a RIC in a subsequent year we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next ten years.

        The remainder of this discussion assumes that we qualify as a RIC for each taxable year.

Taxation of U.S. stockholders

        Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to noncorporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and eligible for a maximum U.S. federal tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum U.S. federal tax rate.

        Distributions of our net capital gain (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum U.S. federal tax rate of 20%) in the case of individuals, trusts or estates, regardless of the U.S. stockholder's holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. Stockholders receiving dividends or distributions in the form of additional shares of our common stock purchased in the market should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash dividends or distributions will receive, and should have a cost basis in the shares received equal to such amount. Stockholders receiving dividends in newly issued shares of our common stock will be treated as receiving a distribution equal to the value of the shares received, and should have a cost basis of such amount.

        Although we currently intend to distribute any net long-term capital gains at least annually, we may in the future decide to retain some or all of our net long-term capital gains but designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to their allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's tax basis for their common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder's liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a "deemed distribution."

        Generally, you will be provided with a written notice designating the amount of any (i) ordinary income dividends no later than 30 days after the close of the taxable year, and (ii) capital gain dividends or other distributions no later than 60 days after the close of the taxable year. For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, if we pay you a dividend in January which was declared in the previous October, November or December to stockholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by us and received by you on December 31 of the year in which the dividend was declared. If an investor purchases shares of our stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of its investment.

        Alternative Minimum Tax.    As a RIC, we are subject to alternative minimum tax, also referred to as "AMT," but any items that are treated differently for AMT purposes must be apportioned between us and our U.S. stockholders and this may affect the U.S. stockholders' AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each U.S. stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for particular item is warranted under the circumstances.

        Dividend Reinvestment Plan.    Under the dividend reinvestment plan, if a U.S. stockholder owns shares of common stock registered in its own name, the U.S. stockholder will have all cash distributions automatically reinvested in additional shares of common stock unless the U.S. stockholder opts out of our dividend reinvestment plan by delivering a written notice to our dividend paying agent prior to the record date of the next dividend or distribution. See "Dividend Reinvestment Plan." Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

        Dispositions.    A U.S. stockholder generally will recognize gain or loss on the sale, exchange or other taxable disposition of shares of our common stock in an amount equal to the difference between the U.S. stockholder's adjusted basis in the shares disposed of and the amount realized on their disposition. Generally, gain recognized by a U.S. stockholder on the disposition of shares of our common stock will result in capital gain or loss to a U.S. stockholder, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss recognized by a U.S. stockholder upon the disposition of shares of our common stock held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by the U.S. stockholder. A loss recognized by a U.S. stockholder on a disposition of shares of our common stock will be disallowed as a deduction if the U.S. stockholder acquires additional shares of our common stock (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

        Tax Shelter Reporting Regulations.    Under applicable Treasury regulations, if a U.S. stockholder recognizes a loss with respect to shares of $2 million or more for a non-corporate U.S. stockholder or $10 million or more for a corporate U.S. stockholder in any single taxable year (or a greater loss over a combination of years), the U.S. stockholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. stockholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. U.S. stockholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.

        Backup Withholding.    We are required in certain circumstances to backup withhold on taxable dividends or distributions paid to non-corporate U.S. stockholders who do not furnish us or the dividend-paying agent with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Taxation of non-U.S. stockholders

        The following discussion only applies to certain non-U.S. stockholders. Whether an investment in shares of our common stock is appropriate for a non-U.S. stockholder will depend upon that person's particular circumstances. An investment in shares of our common stock by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their own tax advisers before investing in shares of our common stock.

        Actual and Deemed Distributions; Dispositions.    Distributions of ordinary income dividends to non-U.S. stockholders, subject to the discussion below, will generally be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current or accumulated earnings and profits even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a non-U.S. stockholder directly, would not be subject to withholding.

        In addition, with respect to certain distributions by RICs to non-U.S. stockholders in taxable years beginning before January 1, 2014, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to our stockholders as "interest-related dividends" or "short-term capital gain dividends," (ii) the dividends are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied.

        If we distribute our net capital gains in the form of deemed rather than actual distributions, a non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder's allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. stockholder is not otherwise required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, investment in shares of our common stock may not be appropriate for certain non-U.S. stockholders.

        Dividend Reinvestment Plan.    Under our dividend reinvestment plan, if a non-U.S. stockholder owns shares of common stock registered in its own name, the non-U.S. stockholder will have all cash distributions automatically reinvested in additional shares of common stock unless it opts out of our dividend reinvestment plan by delivering a written notice to our dividend paying agent prior to the record date of the next dividend or distribution. See "Dividend Reinvestment Plan." If the distribution is a distribution of our investment company taxable income, is not designated by us as a short-term capital gains dividend or interest-related dividend and it is not effectively connected with a U.S. trade or business of the non-U.S. stockholder (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the non-U.S. stockholder), the amount distributed (to the extent of our current or accumulated earnings and profits) will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable treaty) and only the net after-tax amount will be reinvested in common shares. The non-U.S. stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount reinvested. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the non-U.S. stockholder's account.

        Backup Withholding.    A non-U.S. stockholder who is a nonresident alien individual, and who is otherwise subject to withholding of federal income tax, will be subject to information reporting, but may not be subject to backup withholding of federal income tax on taxable dividends or distributions if the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form). Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

        Under the Foreign Account Tax Compliance provisions of the U.S. Hiring Incentives to Restore Employment Act, or "FATCA," beginning January 1, 2014, certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits, and income and (ii) beginning January 2017, gross proceeds from the sale or disposition of property of a type that can produce U.S. source interest or dividends, together, "withholdable payments," made to or through certain foreign entities may be subject to a 30% withholding tax. The 30% withholding tax will apply if withholdable payments are made (i) to or through "foreign financial institutions" (that are not otherwise exempt) that do not enter into an agreement with the IRS to report information with respect to accounts held by U.S. persons or (ii) to certain other foreign entities that do not provide information regarding whether their direct and indirect owners are U.S. persons.

        Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor's own situation, including investments through an intermediary.

 DESCRIPTION OF CAPITAL STOCK

        The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Capital Stock

        On                    , 2013, our authorized capital stock consisted of 500,000,000 shares of stock, par value $0.01 per share, 450,000,000 of which were classified as common stock and 50,000,000 of which were classified as preferred stock. Our common stock has been approved for listing on under the ticker symbol "TPVG." On that date there were no outstanding options or warrants to purchase our capital stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

        As of                    , 2013, we had two stockholders of record. The following table sets forth our outstanding classes of securities as of                    , 2013:

Title of Class	Amount Authorized	Amount Held by us or for our Account	Amount Outstanding
Common Stock, par value $0.01 per share	450,000,000
Preferred Stock, par value $0.01 per share	50,000,000

        Under our charter, our Board is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that our Board, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

        All shares of our common stock have equal rights as to earnings, assets, distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board and declared by us out of funds legally available for payment. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up of us, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

        Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan, or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our directors' and officers' rights to indemnification and advancement of expenses provided by our charter and bylaws vest immediately upon election of a director or officer.

        Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

        Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by such corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by such corporation if it is ultimately determined that the standard of conduct was not met.

Provisions of the Maryland General Corporation Law and our Charter and Bylaws

        The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.

Classified Board

        Our Board is divided into three classes of directors serving staggered three-year terms. The terms of the first, second and third classes will expire in 2014, 2015 and 2016, respectively, and in each case, those directors will serve until their successors are duly elected and qualified. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies.

Election of Directors

        Our charter and bylaws provide that the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors will be required to elect a director. Pursuant to the charter, our Board may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

        Our charter provides that the number of directors will be set only by our Board in accordance with our bylaws. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than the minimum number required by the Maryland General Corporation Law or more than fifteen. We have elected to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on our Board. Accordingly, at such time as we have three independent directors and our common stock is registered under the Exchange Act, except as may be provided by our Board in setting the terms of any class or series of preferred stock, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act. Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

        Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting unless the charter provides for stockholder action by less than unanimous consent (which our charter does not). These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Calling of Special Meetings of Stockholders

        Our bylaws provide that special meetings of stockholders may be called by our Board, the Chairman of the Board, President or Chief Executive Officer. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our Secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

        Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders of at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders of at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders of at least 80% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our Board), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The "continuing directors" are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on our Board. Our charter and bylaws provide that our Board will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No appraisal rights

        Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights.

Control Share Acquisitions

        The Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by the affirmative vote of holders of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

        The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the board of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if our Board determines that it would be in our best interests based on our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

        Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns 10% or more of the voting power of the corporation's shares; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

        A person is not an interested stockholder under this statute if the board approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

        After the five-year prohibition, any such business combination must be recommended by the board of the corporation and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute provides various exemptions from its provisions, including for business combinations that are exempted by the board before the time that the interested stockholder becomes an interested stockholder. Our Board has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by our Board, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

  Conflict with 1940 Act

        Our bylaws will provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

 REGULATION

        We are a BDC under the 1940 Act and have elected to be treated as a RIC under Subchapter M of the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors of a BDC be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC without the approval of a majority of our outstanding voting securities.

        We do not intend to acquire securities issued by any investment company in excess of the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. None of the policies in this paragraph is fundamental and each may be changed without stockholder approval.

Qualifying Assets

        Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as "qualifying assets," unless, at the time the acquisition is made, qualifying assets represent at least 70% of the BDC's total assets. The principal categories of qualifying assets are the following:

          (1)   securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An "eligible portfolio company" is defined in the 1940 Act as any issuer that:

    •
    is organized under the laws of, and has its principal place of business in, the United States;

    •
    is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

    •
    satisfies either of the following:

    i.
    does not have any class of securities listed on a national securities exchange or has any class of securities listed on a national securities exchange subject to a $250 million market capitalization maximum; or

    ii.
    is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result, the BDC has an affiliated person who is a director of the eligible portfolio company.

          (2)   securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

          (3)   securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

          (4)   cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.

        The regulations defining and interpreting qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area.

        We look through our subsidiaries to the underlying holdings (considered together with portfolio assets held outside of our subsidiaries) for purposes of determining compliance with the 70% qualifying assets requirement of the 1940 Act. On a consolidated basis, at least 70% of our assets will be eligible assets.

Managerial Assistance to Portfolio Companies

        A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1) or (2) above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance; except that, when the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

        Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as "temporary investments," so that 70% of our assets are qualifying assets or temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, so long as the agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the "Diversification Tests," in order to qualify as a RIC for U.S. federal income tax purposes. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of any counterparties with which we enter into repurchase agreement transactions.

Senior Securities

        We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as that term is defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. We consolidate our financial results with all of our wholly owned subsidiaries for financial reporting purposes and measure our compliance with the leverage test applicable to BDCs under the 1940 Act on a consolidated basis. For a discussion of the risks associated with leverage, see "Risk Factors—Risks Relating to our Business and Structure—Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage."

Codes of Ethics

        We and our Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. You may read and copy the code of ethics at the SEC's Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is attached as an exhibit to the registration statement of which this prospectus is a part, and is available on the EDGAR Database on the SEC's website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Proxy Voting Policies and Procedures

        We have delegated our proxy voting responsibility to our Adviser. The proxy voting policies and procedures of our Adviser are set out below. The guidelines are reviewed periodically by our Adviser and our directors who are not "interested persons," and, accordingly, are subject to change.

Introduction

        As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in our best interests. As part of this duty, our Adviser recognizes that it must vote our securities in a timely manner free of conflicts of interest and in our best interests.

        Our Adviser's policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

        Our Adviser votes proxies relating to any of our portfolio equity securities in what it perceives to be the best interest of our stockholders. Our Adviser reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on any of the portfolio equity securities we hold. In most cases our Adviser will vote in favor of proposals that our Adviser believes are likely to increase the value of any of the portfolio equity securities we hold. Although our Adviser will generally vote against proposals that may have a negative effect on any of our portfolio equity securities, our Adviser may vote for such a proposal if there exist compelling long-term reasons to do so.

        Our proxy voting decisions are made by our Adviser's senior investment team. To ensure that our Adviser's vote is not the product of a conflict of interest, our Adviser requires that (1) anyone involved in the decision-making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, our Adviser will disclose such conflicts to us, including our independent directors and may request guidance from us on how to vote such proxies.

Proxy Voting Records

        You may obtain information without charge about how our Adviser voted proxies by making a written request for proxy voting information to: 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025, Attention: Investor Relations.

Privacy Principles

        We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

        Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as are necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).

        We restrict access to nonpublic personal information about our stockholders to employees of our Adviser and its affiliates with a legitimate business need for the information. We will maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

Other

        Under the 1940 Act, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

        We and our Adviser will each be required to adopt and implement written policies and procedures reasonably designed to prevent violation of relevant federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation, and designate a Chief Compliance Officer to be responsible for administering these policies and procedures.

        We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security from or to such affiliate without the prior approval of our independent directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include concurrent investments in the same company, without prior approval of our independent directors and, in some cases, the SEC. We are prohibited from buying or selling any security from or to any person that controls us or who owns more than 25% of our voting securities or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any company that is advised or managed by our Sponsor, our Adviser or their affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

        In the future, we may co-invest with investment funds, accounts and vehicles managed by our Sponsor where doing so is consistent with our investment strategy as well as applicable law and SEC staff interpretations. We generally will only be permitted to co-invest with such investment funds, accounts and vehicles where the only term that is negotiated is price. However, we, our Sponsor and our Adviser intend to file an exemptive application with the SEC to permit greater flexibility to negotiate the terms of co-investments with investment funds, accounts and investment vehicles managed by our Sponsor in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Even when we file this exemptive application, there can be no assurance that we will receive exemptive relief from the SEC to permit us to co-invest with investment funds, accounts and investment vehicles managed by our Sponsor where terms other than price are negotiated.

Sarbanes-Oxley Act

        The Sarbanes-Oxley Act imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

          (1)   pursuant to Rule 13a-14 under the Exchange Act, our principal executive officer and principal financial officer must certify the accuracy of the financial statements contained in our periodic reports;

          (2)   pursuant to Item 307 under Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

          (3)   pursuant to Rule 13a-15 under the Exchange Act, our management must prepare an annual report regarding its assessment of our internal control over financial reporting, which must be audited by our independent registered public accounting firm; and

          (4)   pursuant to Item 308 of Regulation S-K and Rule 13a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

        The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated under such act. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we comply with that act.

Corporate Governance Regulations

        The            has adopted corporate governance regulations that listed companies must comply with. Upon the completion of this offering, we intend to be in compliance with these corporate governance listing standards. We intend to monitor our compliance with all future listing standards and to take all necessary actions to ensure that we are in compliance therewith.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering,            shares of our common stock will be outstanding, assuming no exercise of the underwriters' option to purchase additional shares. Of these shares, the            shares sold in this offering will be freely tradable without restriction or limitation under the Securities Act. The remaining            shares issued in the Concurrent Private Placement will be deemed "restricted securities" as that term is defined under Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act or may be sold pursuant to the safe harbors found in Rule 144 under the Securities Act, which are summarized below.

        In general, a person who has beneficially owned "restricted" shares of our common stock for at least six months would be entitled to sell their securities provided that (a) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (b) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned "restricted" shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the total number of securities then outstanding; or

  •
  the average weekly trading volume of our securities during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by affiliates under Rule 144 also are subject to certain manners of sale provisions, notice requirements and the availability of current public information about us. We can give no assurance as to (a) the likelihood that an active market for our common stock will develop, (b) the liquidity of any such market, (c) the ability of our stockholders to sell our securities or (d) the prices that stockholders may obtain for any of our securities. We can make no prediction as to the effect, if any, that future sales of securities, or the availability of securities for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of our securities, or the perception that such sales could occur, may affect adversely prevailing market prices of our common stock. See "Risk Factors—Risks Relating to this Offering."

Lock-up Agreements

        We, our Adviser and its senior investment team, our Administrator, our directors and each purchaser in the Concurrent Private Placement have agreed with the underwriters, subject to certain exceptions, not to issue, sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date            days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. The representatives, in their sole discretion, may release any of the securities subject to this lock-up agreement at any time with or without notice.

 CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

        Our securities are held by                        pursuant to a custody agreement. The principal business address of                        is                         .                         will serve as our transfer agent, distribution paying agent and registrar. The principal business address of                        is                         .

 BROKERAGE ALLOCATION AND OTHER PRACTICES

        Since we will acquire and dispose of many of our investments in privately negotiated transactions, many of the transactions that we engage in will not require the use of brokers or the payment of brokerage commissions. Subject to policies established by our Board, our Adviser will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. Our Adviser generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, our Adviser may select a broker based upon brokerage or research services provided to our Adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

 UNDERWRITING

        Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC and are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated            , 2013, each underwriter named below severally agrees to purchase the number of shares indicated in the following table:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are purchased, other than the shares covered by the option described below.

Option to Purchase Additional Shares

        We have granted the underwriters a 30-day option to purchase up to an additional            shares of our common stock at the public offering price, less the sales load. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Discounts

        The following table shows the per share and total underwriting discounts and commissions to be paid by            to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriters are not participating in the Concurrent Private Placement and will not receive any fees, discounts, or commissions with respect to any shares sold in the Concurrent Private Placement.

        We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $        .

        We have applied to have our common stock listed on            under the symbol "TPVG."

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-up Agreements

        We, our Adviser and its senior investment team, our Administrator, our directors and each purchaser in the Concurrent Private Placement have agreed with the underwriters, subject to certain exceptions, not to issue, sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date            days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. The representatives, in their sole discretion, may release any of the securities subject to this lock-up agreement at any time with or without notice.

Price Stabilizations and Short Positions

        In connection with the offering, Wells Fargo Securities, LLC, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve sales by the underwriters of common stock in excess of the number of shares required to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' option to purchase additional shares. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the underwriters' option to purchase additional shares. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. The underwriters may also make "naked" short sales, or sales in excess of their option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of fixing or maintaining the price of the shares of common stock.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter or syndicate member when the underwriters repurchase shares originally sold by that underwriter or syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on            or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions. If the underwriters commence any of these transactions, they may discontinue them at any time.

        In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on            in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Sales Outside the U.S.

        No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus, the accompanying prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and none of this prospectus, the accompanying prospectus or any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or "WFSIL." WFSIL is a wholly owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a "Relevant Member State," including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive introduced by the 2010 PD Amending Directive, each an "Early Implementing Member State," an offer of securities to the public may not be made in that Relevant Member State and each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant

Member State, or the "Relevant Implementation Date," it has not made and will not make an offer of the common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of the common stock to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  (b)
  to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the Subscribers; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock referred to in (a) to (c) above shall require the issuer or any subscriber to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the issuer or any Subscriber that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and common stock to be offered so as to enable an investor to decide to purchase or subscribe to common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State. The expression "2010 PD Amending Directive" means Directive 2010/73/EU."

United Kingdom

        This prospectus and any other material in relation to the securities described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the "Order," (ii) fall within Article 49(2)(a) to (d) of the Order and (iii) are persons to whom it may otherwise lawfully be communicated, all such persons together being referred to as "relevant persons," The securities are only available to, and any invitation, offer or agreement to engage in investment activity with respect to such securities will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

        The distribution of this prospectus in the United Kingdom to anyone not falling within the above categories is not permitted and may contravene FSMA. No person falling outside those categories should treat this prospectus as constituting a promotion to him, or act on it for any purposes whatever. Recipients of this prospectus are advised that we, the underwriters and any other person that communicates this prospectus are not, as a result solely of communicating this prospectus, acting for or advising them and are not responsible for providing recipients of this prospectus with the protections which would be given to those who are clients of any aforementioned entities that is subject to the Financial Services Authority Rules.

France

        None of the underwriters has offered or sold, and no underwriter will offer or sell, directly or indirectly, common stock to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, this prospectus or any other offering material relating to the common stock. Offers, sales and distributions that have been and will be made in France have been and will be made only to (a) providers of the investment service of portfolio management for the account of third parties, and (b) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, and D. 411-1 of the French Code monétaire et financier.

        The common stock may be resold directly or indirectly only in compliance with Article L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier.

        Neither this prospectus prepared in connection with the common stock nor any other offering material relating to the common stock has been submitted to the clearance procedures of the Autorité des marchés financiers or notified to the Autorité des marchés financiers by the competent authority of another member state of the European Economic Area."

        To avoid French language requirement the common stock should not be offered to individuals. Indeed, pursuant to the Law no. 94-665 dated 4 August 2004 called Loi Toubon, if the common stock is offered to natural persons on a private placement basis, any marketing and offering documentation would have to be translated into French language.

Notice to Prospective Investors in Germany

        The common stock offered by this prospectus have not been and will not be offered to the public within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz). No securities prospectus pursuant to the German Securities Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). This prospectus does not constitute an offer to the public in Germany, and it does not serve for public distribution of the common stock in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances that do not constitute an offer to the public under the German Securities Prospectus Act. Prospective Investors should consult with their legal and/or tax advisor before investing into the common stock.

Ireland

        This prospectus and any other material in relation to the common stock described herein is only being distributed in Ireland:

  (a)
  in circumstances which do not require the publication of a prospectus pursuant to Article 3(2) of Directive 2003/71/EC as amended by Directive 2010/73/EC;

  (b)
  in compliance with the provisions of the Irish Companies Acts 1963-2009; and

  (b)
  in compliance with the provisions of the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended), and in accordance with any codes or rules of conduct and any conditions or requirements, or any other enactment, imposed or approved by the Central Bank of Ireland with respect to anything done by them in relation to the common stock.

Netherlands

        The common stock will not be offered or sold, directly or indirectly, in the Netherlands, other than:

  (a)
  with a minimum denomination of €50,000 or the equivalent in another currency per investor;

  (b)
  for a minimum consideration of €50,000 or the equivalent in another currency per investor;

  (b)
  to fewer than 100 individuals or legal entities other than 'Qualified Investors' (see below); or

  (b)
  solely to Qualified Investors, all within the meaning of Article 4 of the Financial Supervision Act Exemption Regulation (Vrijstellingsregeling Wet op het financieel toezicht) and Article 1:12 and Article 5:3 of the Financial Supervision Act (Wet op het financieel toezicht, FSA).

        In respect of the offer, the fund is not required to obtain a license pursuant to the FSA and is not subject to supervision pursuant to Part 4, Conduct of Business Supervision of financial undertakings and Part 2, Prudential Supervision of Financial Undertakings.

Switzerland

        We have not been authorized by the Swiss Financial Market Supervision Authority as a foreign investment fund for public distribution in Switzerland pursuant to article 120 of the Swiss Federal Act on Collective investment Schemes of June 23, 2006, or "CISA." Accordingly, the common stock may not be offered or distributed to the public in or from Switzerland and neither this prospectus nor any other offering material relating to the common stock may be distributed in connection with any such offering or distribution. The common stock may only be offered and this prospectus may only be distributed in or from Switzerland to qualified investors (as defined under article 10 para. 3 of the CISA)

Hong Kong

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

        The Offering Circular has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each syndicate member acknowledges that the Shares may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor may the Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the

"Securities and Futures Act," (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Japan

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Electronic Delivery

        The underwriters may make prospectuses available in electronic format. A prospectus in electronic format may be made available on the website maintained by any of the underwriters and underwriters may distribute such prospectuses electronically. The underwriters may agree with us to allocate a limited number of shares for sale to their online brokerage customers. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

        The principal business address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, the principal business address of Wells Fargo Securities, LLC is 550 South Tryon Street, Charlotte, North Carolina 28202, the principal business address of Goldman, Sachs & Co. is 200 West Street, New York, New York 10282 and the principal business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York, 10010.

 LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Sutherland Asbill & Brennan LLP, Washington, DC.

 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To be added by amendment. As of the date of this filing, the entity has not commenced operations and has nominal assets and liabilities.

 AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

        Upon completion of this offering, we will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.

        We also plan to maintain a website at            and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

 INDEX TO FINANCIAL STATEMENTS

        To be added by amendment. As of the date of this filing, the entity has not commenced operations and has nominal assets and liabilities.

F-1

                Shares

TriplePoint Venture Growth BDC Corp.

Common Stock

PRELIMINARY PROSPECTUS

Morgan Stanley	Wells Fargo Securities	Goldman, Sachs & Co.	Credit Suisse

                    , 2013

 TRIPLEPOINT VENTURE GROWTH BDC CORP.
PART C
OTHER INFORMATION

Item 25.    Financial Statements and Exhibits

(1)   Financial statements

        The following financial statements of the Registrant are included in this registration statement:

  Audited Financial Statements as of and for the period ended                    , 2013

(2)   Exhibits(1)

  (a)
  (1)    Articles of Amendment and Restatement

  (b)
  (1)    Amended and Restated Bylaws

  (d)
  Form of Stock Certificate

  (e)
  Form of Dividend Reinvestment Plan

  (g)
  Form of Investment Advisory Agreement between the Registrant and TPVG Advisers LLC

  (h)
  Form of Underwriting Agreement

  (i)
  Not applicable

  (j)
  Not applicable

  (k)
  (1)    Form of Administration Agreement between the Registrant and

  (k)
  (2)    Form of License Agreement between the Registrant and

  (k)
  (3)    Form of Indemnification Agreement between the Registrant and each of its directors

  (k)
  (4)    Form of Asset Purchase Agreement between the Registrant and TPC Venture Growth Credit Partners I, LLC

  (k)
  (5)    Form of Bridge Facility among the Registrant and

  (l)
  Form of Opinion and Consent of Clifford Chance US LLP, special counsel for the Registrant

  (m)
  Not applicable

  (n)
  Consent of

  (o)
  Not applicable

  (p)
  Not applicable

  (q)
  Not applicable

  (r)
  (1)     Code of Ethics of the Registrant

  (r)
  (2)     Code of Ethics of our Adviser

(1)
To be filed by amendment.

Item 26.    Marketing Arrangements

        The information contained under the heading "Underwriting" on this registration statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	*
FINRA filing fee	*
listing fees	*
Printing expenses(1)	*
Accounting fees and expenses(1)	*
Legal fees and expenses(1)	*
Miscellaneous(1)	*

Total

(1)
These amounts are estimates.

*
To be filed by amendment.

Item 28.    Persons Controlled by or Under Common Control

        To be provided by amendment.

Item 29.    Number of Holders of Securities

        The following table sets forth the approximate number of record holders of the Registrant's common stock as of                    , 2013.

Title of Class	Number of Record Holders
Common Stock, $0.01 par value	2

Item 30.    Indemnification

        Reference is made to Section 2-418 of the Maryland General Corporation Law, Article                of the Registrant's charter and Article                of the Registrant's Amended and Restated Bylaws.

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant's charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

        The Registrant's charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant's director or officer and at the Registrant's request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant's bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant's director or officer and at the Registrant's request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant's employees or agents or any employees or agents of the Registrant's predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

        Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant's charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our Adviser and Administrator

        The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Adviser and its professionals and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser's services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

        The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Administrator and any person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Administrator's services under the Administration Agreement or otherwise as administrator for the Registrant.

        The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant's directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement, each an "Indemnitee," including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31.    Business and Other Connections of Investment Adviser

        A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each managing director, director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this registration statement in the sections entitled "Management." Additional information regarding our Adviser and its officers and directors will be set forth in its Form ADV to be filed with the SEC.

Item 32.    Location of Accounts and Records

        All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

          (1)   the Registrant: TriplePoint Venture Growth BDC Corp., 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025;

          (2)   the Custodian, Transfer and Dividend Paying Agent and Registrar:          ,          .

          (3)   our Adviser: TPVG Advisers LLC, 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025; and

          (4)   our Administrator:                .

Item 33.    Management Services

        Not applicable.

Item 34.    Undertakings

          (1)   The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

          (2)   Not applicable.

          (3)   Not applicable.

          (4)   Not applicable.

          (5)   The Registrant undertakes that:

            (a)   For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (b)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6)   Not applicable.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of Menlo Park, in the State of California, on the 10th day of July, 2013.

TriplePoint Venture Growth BDC Corp.
By:
	Name:	James P. Labe
	Title:	Chief Executive Officer and Chairman

        Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

James P. Labe	Chief Executive Officer and Chairman (Principal Executive Officer)	July 10, 2013
Sajal K. Srivastava	Chief Investment Officer, President and Director (Principal Financial and Accounting Officer)	July 10, 2013

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
FEES AND EXPENSES
RISK FACTORS
Assumed Return on Our Portfolio(1) (net of expenses)
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
FORMATION TRANSACTIONS
DISTRIBUTIONS
CAPITALIZATION
DISCUSSION OF MANAGEMENT'S EXPECTED OPERATING PLANS
BUSINESS
PORTFOLIO COMPANIES
MANAGEMENT
PORTFOLIO MANAGEMENT
MANAGEMENT AGREEMENTS
Quarterly Incentive Fee Based on Net Investment Income Pre-incentive fee net investment income (expressed as a percentage of the value of net assets)
Percentage of pre-incentive fee net investment income allocated to first component of incentive fee
RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS
CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
DETERMINATION OF NET ASSET VALUE
DIVIDEND REINVESTMENT PLAN
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
DESCRIPTION OF CAPITAL STOCK
REGULATION
SHARES ELIGIBLE FOR FUTURE SALE
CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR
BROKERAGE ALLOCATION AND OTHER PRACTICES
UNDERWRITING
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVAILABLE INFORMATION
INDEX TO FINANCIAL STATEMENTS
TRIPLEPOINT VENTURE GROWTH BDC CORP. PART C OTHER INFORMATION
  Item 25. Financial Statements and Exhibits
  Item 26. Marketing Arrangements
  Item 27. Other Expenses of Issuance and Distribution
  Item 28. Persons Controlled by or Under Common Control
  Item 29. Number of Holders of Securities
  Item 30. Indemnification
  Item 31. Business and Other Connections of Investment Adviser
  Item 32. Location of Accounts and Records
  Item 33. Management Services
  Item 34. Undertakings
SIGNATURES